Form 10-K405, Exhibit 13
period 1995-03-31
ADAPTEC INC
filed 1995-06-28
CIK 709804

[Drawing 1]

[Drawing 2]

Company Profile. Adaptec, Inc. designs, manufactures and markets a comprehensive family of hardware and software solutions, collectively called IOware(R) products, which eliminate performance bottlenecks between computers, peripherals and networks. Solutions range from simple connectivity products for single-user and small-office desktops, to intelligent subsystem, high-performance SCSI, RAID and ATM products for enterprise-wide computing and networked environments.

                    (In thousands, except per share amounts)


Year Ended March 31                              1995           1994           1993           1992           1991
- -----------------------------------------------------------------------------------------------------------------
Net revenues                                 $466,194       $372,245       $311,339       $150,315       $128,865

Income from operations                        117,784         77,135         62,743         16,397         13,388

Net income                                     93,402         58,950         49,390         14,614         12,204

Net income per share                             1.75           1.10            .96            .35            .30

Working capital                               294,058        243,451        191,693        105,671         86,074

Total assets                                  435,708        358,475        282,896        138,615        109,142

Long-term debt, net of current portion          7,650         11,050         14,450            423            996

Shareholders' equity                          371,644        297,616        225,155        117,742         94,558



Net Revenues
[GRAPH]

Income From Operations
[GRAPH]

Net Income Per Share
[GRAPH]

Working Capital
[GRAPH]

To Our Shareholders: Fiscal 1995 was an outstanding year for Adaptec. We posted record revenues as we continued our worldwide leadership in the critical input/output (I/O) market. We expanded our portfolio of innovative IOware solutions. We made significant progress in applying our core competencies to take advantage of the worldwide growth of the PC market. We made significant investments to ensure Adaptec's participation in new markets that will grow rapidly in the next few years.

         For the year ended March 31, 1995, net revenues grew to $466,194,000, a 25 percent increase compared with fiscal 1994. Net income for fiscal 1995 was $93,402,000, and net income per share was $1.75, representing a 58 percent increase over the prior year.

         Our results reflect strong market demand and preference for our IOware products. Host adapter revenue for the year grew by nearly 45 percent, as the need for high-performance I/O solutions continued to increase. In the fourth quarter, our annualized revenues exceeded half a billion dollars, a figure that underscores Adaptec's standing as the industry leader in I/O solutions.

         As we broadened our portfolio of solutions for an evolving I/O market, we both increased our market share, and helped to enlarge the overall market in which we participate. We accomplished this in part by developing new products that enhance our established I/O technologies, such as our industry leading offerings in Small Computer System Interface (SCSI) products.

         For fiscal 1995 we set the objective to be the leader in high-performance I/O solutions for Pentium-based systems. We achieved that goal with the AHA(R)-2940 family of SCSI host adapter boards. This product delivers SCSI solutions to PCs, network servers, and personal workstations using the new high-performance system bus,

Peripheral Component Interconnect, or PCI. After going through the fastest production ramp-up in Adaptec's history, our PCI-to-SCSI product continues to win a phenomenal reception with OEMs, system integrators and individual consumers.

         A major new initiative that is driving our expansion into the enterprise computing market is our Build a Better Server program. This program introduces a family of new SCSI host adapters for the PCI bus, which enables servers to connect as many as 21 peripherals per host adapter. Among these solutions is Adaptec's first low-cost PCI Redundant Array of Inexpensive Disks
(RAID) adapter. Significantly, Build a Better Server also showcases Adaptec's established software strengths with Adaptec CI/O(R) software, a suite of powerful remote management and diagnostic tools that enable network administrators to monitor SCSI subsystems on networks.

         Adaptec's market penetration and strong brand image are a winning combination in the growing global marketplace. In Japan and Europe, demand for all of Adaptec's host adapter products was strong across all performance ranges and system architectures. Our strategy to forge a broader set of solutions is also extending the Adaptec brand to reach an expanding network of distribution channels throughout the world. Total SCSI unit volume grew significantly as our easy-to-use host adapters with menu-driven software utilities, increased their penetration in desktop systems. This recognition is resulting in valuable awareness and preference for our products at all distribution levels -- from system integrators to corporate customers as well as computer retailers.

         In fiscal 1995 we continued to invest in furthering SCSI's position as the microcomputer I/O solution that provides performance, data integrity and the broadest choice of peripherals. Along with other industry leaders we announced support for UltraSCSI, which doubles the available I/O bandwidth to 40 megabytes per second.

         To expand our future opportunities for growth, we apply our core competencies to new high-growth markets. For instance, we introduced network interface cards (NICs), based on asynchronous transfer mode (ATM) technology. ATM, widely believed to be the future in LAN and WAN networking, provides a pathway for delivering emerging video and data-intensive applications. With these and other products to relieve networking bottlenecks for desktop computers and servers running bandwidth-intensive applications such as CAD/CAM, distributed databases, and videoconferencing, Adaptec is strategically positioned as a major force in the expanding high-speed networking market.

         As part of our ongoing strategy to bring promising new technologies to market, we continued to invest in several emerging serial I/O technologies:
1394, Fibre Channel, and Serial Storage Architecture (SSA). To accelerate our SSA product development, we entered into an agreement with IBM to license its SSA technology. A licensing agreement with Apple Computer will enable us to use Apple's FireWire technology as a basis for future 1394 products. We are jointly developing Fibre Channel technology with Hewlett-Packard and others for very high performance storage subsystems. This year, we also delivered wireless infrared products for data transfer between portable and desktop PCs in order to serve the needs of mobile office professionals.

         Meeting product demand with cost-effective, high-volume manufacturing is key to Adaptec's long-term growth. We continue to invest in our Singapore manufacturing facility to improve cycle times and expand our manufacturing capabilities. To ensure capacity for future growth, we moved our ASIC production test facility to Singapore and by fiscal year's end we installed our fifth and sixth surface mount technology lines for board-level manufacturing.

         Regarding the fiscal 1996 outlook, we anticipate the industry requirements for intelligent I/O to both support demand for our

IOware solutions and create strong new market opportunities. We are committed to being the lowest cost provider through focus on cost management and leveraging our resources. Because our human resources are the source of our competitive advantage, we will continue to significantly invest in employee training and development. This has long been part of our corporate culture, and is an important part of the reason that Adaptec continues to attract and retain such outstanding and productive employees.

         As the PC industry produces more powerful platforms and demanding applications, we expect I/O needs and solutions to evolve and grow. Adaptec has the expertise in silicon design and software engineering and the industry relationships to support current I/O requirements, and simultaneously prepare for emerging solutions. As this year's annual report discusses in the following sections, I/O is a dynamic, multi-faceted market. Adaptec has the technology, the products, and the employee talent to provide for the I/O needs of today and the future.

/s/ John G. Adler
- ------------------------
John G. Adler
Chairman and
Chief Executive Officer

/s/ F. Grant Saviers
- ------------------------
F. Grant Saviers
President and
Chief Operating Officer

                                    [PHOTO]
                                  JOHN G. ADLER
                      Chairman and Chief Executive Officer

                                    [PHOTO]
                                F. GRANT SAVIERS
                      President and Chief Operating Officer

The Adaptec Story. Both the PC industry and its strong associated markets confirm that I/O represents a defining factor for high-performance systems and networks. Adaptec's relationships with virtually all major operating system vendors, personal computer makers, and peripheral manufacturers have made it the leading industry supplier of the best in I/O hardware and software solutions. Adaptec's leadership is based on unrivaled competitive strengths -- long experience, price-performance leadership, innovative strategic products, and unmatched compatibility and interoperability -- which is demonstrated by the Company's sustained growth.

[Drawing 3]

[Drawing 4]

BROADEST INDUSTRY EXPERIENCE.

         There is no substitute for experience, and Adaptec's industry leadership is founded on a comprehensive background in I/O technology, putting it in a class by itself as the leading industry supplier of I/O solutions.

         When the first desktop PCs emerged early in the last decade, Adaptec was already pioneering I/O solutions to improve system performance. From the beginning, Adaptec took a total system approach, addressing I/O challenges on both sides of the interface in peripherals and hosts. As PC technology evolved with more powerful CPUs, multiple architectures and operating systems, and more sophisticated software applications, Adaptec refined and improved its technology. From its earliest innovations, such as the first multitasking disk controllers more than a decade ago, to pioneering ASPI software standards as a common interface for operating systems and peripherals, to the recent breakthroughs such as the first affordable ATM network interface cards, Adaptec continues to build on its heritage of innovation. By continuously broadening its expertise, expanding its strategic relationships with major software and systems companies, growing its distribution channel, and strengthening its brand franchise, Adaptec helps ensure its ability to attain long-term business success.

         Today, input/output not only remains a critical issue for system performance, but has also grown into a complex, multi-faceted market. Adaptec's experience supports a growing family of IOware products, comprised of host adapter cards, custom ASICs, and software that improve overall system performance by speeding data transfer rates between systems, peripherals, and networks.

         Because of its broad perspective and expertise, Adaptec is not limited to any single I/O technology. Consequently, Adaptec is able to lead the important and expanding SCSI market, yet still have the resources to address other significant I/O solutions. By staying involved with every new generation of microcomputer technology, architectures, and bus standards, Adaptec develops IOware products that span all industry standards -- from SCSI, EIDE and PCMCIA, to ATM, infrared, and serial technology.

         Experience with multiple technologies also gives Adaptec the capability to enhance performance and connectivity within a variety of environments. The market has embraced the Company's IOware solutions for high-performance workstations, for client/server throughput and redundancy, for enterprise-wide networking, for the mobile computing market, down to the small business and single user on desktop PCs running the latest games or graphics-intensive applications.

[Drawing 5]
[Drawing 6]
[Drawing 7]
[Drawing 8]

[Drawing 9]
[Drawing 10]
[Drawing 11]

LEADING EDGE PRODUCTS.

         Adaptec sustains its leadership with a constant stream of innovative new products for multiple market segments, covering a full spectrum of I/O needs. For instance, the host adapter and software solutions in the Build a Better Server initiative address high-end intelligent server requirements. MiniSCSI(TM), SlimSCSI(TM) and infrared products serve the mobile computing market. The Plug and Play compliant AHA-1540CP host adapter and the AHA-2940 family of SCSI host adapters for the PCI bus target the business desktop user that utilizes CAD, video or graphics-intensive applications. In addition, Adaptec's price-performance breadth continues to expand upwards in performance and to lower price points with easier-to-use products.

         The core competencies behind Adaptec's products begin with the Company's system level expertise and the operating system alliances it forges. Major operating system developers -- such as IBM, Microsoft, Novell, and SCO -- incorporate Adaptec software into their products. Because such software is designed, tested, and optimized for performance in parallel with these operating system suppliers, it provides customers with solutions guaranteeing compatibility, interoperability, and reliability with enhanced ease of use.

[Drawing 12]

         Design engineering and manufacturing innovations play another key role in Adaptec's core competencies. Using the latest application specific integrated circuit (ASIC) software and hardware tools, the Company is integrating multiple capabilities onto single chips for lower costs and higher performance. Several major disk drive manufacturers have selected our highly integrated DSP-based disk management chip for their advanced product families. In addition, Adaptec has invested in concurrent engineering, manufacturing, and marketing methods. This approach ensures products are simultaneously developed to offer the best technology and most efficient manufacturability, which accelerates Adaptec's time to customer volume and maintains its advantages as the industry's lowest-cost solutions provider.

         Additionally, in support of its commitment to quality, Adaptec's board-level manufacturing facility has earned ISO-9002 certification. This international quality standard, established by the International Organization for Standardization (ISO), ensures a high level of product quality, testing and service.

[Drawing 13]

[Drawing 14]
[Drawing 15]
[Drawing 16]

SUSTAINABLE GROWTH.

         Adaptec is positioned to take increasing advantage of the role I/O plays in every key development and trend that is driving the PC industry forward. Constantly improved CPUs, multitasking operating systems, mobile computing platforms, games and entertainment, client/server computing, collaborative computing and intelligent peripherals are all enlarging the opportunities for I/O, allowing Adaptec to increase its market share in a growing mainstream market.

         One factor supporting Adaptec's record of growth is products serving the Small Computer System Interface (SCSI) market. Demand for the Pentium CPU and its faster system performance benefits SCSI demand. The new PCI interface, which introduces higher performance to a variety of system platforms, also helps create a larger market for Adaptec's SCSI solutions.

         A new generation of peripherals keyed to specialized applications also stimulates demand for SCSI connectivity. These include digital audio tape (DAT) drives for data archiving, CD-ROMs for multimedia products, scanners for publishing applications, optical and recordable CD drives for archiving data, and removable disks for data interchange. Adaptec IOware adapters support more of these diverse peripherals than any other I/O supplier.

[Drawing 17]

         The increased corporate use of groupware and distributed computing with its client/server demands offers Adaptec another growth arena to extend its I/O leadership. The Company's Build a Better Server program features a family of new multichannel SCSI host adapters for the PCI bus, which enables servers to connect as many as 21 peripherals per host adapter. Among these products is the first low-cost Redundant Array of Inexpensive Disks (RAID) adapter.

         Besides SCSI, Adaptec's first efforts in a long-term strategy to relieve bottlenecks in the high-speed networking market have resulted in the development and shipment of a new family of hardware and software solutions based on asynchronous transfer mode -- or ATM -- technology. Adaptec has developed highly integrated proprietary ASICs for its ATM NICs and is verifying its extensive ATM software applications for full interoperability with major ATM switch and ATM network component providers.

         Finally, IOware solutions with new value-added software content continue to make I/O technology easier to use and attract a broader user base. The Company offers numerous such packages -- from Adaptec EZ-SCSI(R) software for installing and optimizing SCSI peripherals, to its breakthrough CI/O software for remote management and monitoring of SCSI subsystems on networks.

[Drawing 18]
[Drawing 19]

[DRAWING 21]

DEVELOPING THE FUTURE.

         Adaptec's heritage of technology innovations is a direct result of its constant efforts to anticipate market trends to respond to customer requirements and to innovatively create future I/O technologies.

         The Company maintains a close collaborative involvement with other technology leaders as an elected member of the industry's main standard-setting committees that help map the future of I/O. Adaptec's membership on standards committees and similar industry associations helps it to evaluate and prepare for all dominant I/O standards. These interfaces extend from the widely popular Small Computer System Interface (SCSI), to newly emerging serial technologies such as the 1394 serial bus for connecting computers and home entertainment systems, and both Serial Storage Architecture (SSA) and Fibre Channel -- interfaces for computer systems and peripherals that provide mainframe-like I/O capabilities.

         Making future I/O solutions a reality for all kinds of platforms -- even for non-PC-based ones -- is also a function of Adaptec's investment in research and development. The Company invests significantly in R&D in order to provide a steady stream of future products -- which enhance and expand present product technology, and which create the emerging I/O standards for tomorrow.

         To enhance current SCSI solutions, Adaptec pioneered with industry leaders such as Conner, Quantum, Seagate and others to announce support for UltraSCSI, a performance-doubling compatible extension to present SCSI technology.

         Adaptec's future portfolio of solutions will also include several serial I/O technology initiatives: 1394, SSA, and Fibre Channel. Adaptec has already demonstrated a prototype 1394-based video camera subsystem with Sony, plans SSA host adapters and chips based on technology licensed from IBM, has licensed Apple's FireWire technology as a basis for future 1394 products, and is investigating Fibre Channel to support performance in high-end workstations and video servers. In addition, Adaptec is investing in infrared technology for wireless file transfer between portable and desktop PCs, ATM for networks, and solutions for the PowerPC and Power Macintosh and other high-performance RISC-based platforms.

         Backed by its promising strategic initiatives, as well as its long experience, product innovation, and technical leadership, Adaptec is well positioned to be the industry's leading input/output solution provider for the long term.

[DRAWING 22]                                                        [DRAWING 23]




[DRAWING 24]                                                        [DRAWING 25]




[DRAWING 26]

[DRAWING 27]

TABLE OF CONTENTS.

Results of Operations.....................................................    30

Management's Discussion and Analysis of
Financial Condition and Results of Operations.............................    31

Consolidated Statements of Operations.....................................    35

Consolidated Balance Sheets...............................................    36

Consolidated Statements of Cash Flows.....................................    37

Consolidated Statements of Shareholders' Equity...........................    38

Notes to Consolidated Financial Statements................................    39

Report of Management......................................................    47

Report of Independent Accountants.........................................    47

Selected Financial Data...................................................    48

RESULTS OF OPERATIONS

The following table sets forth the items in the consolidated statements of operations as a percentage of net revenues:

Year Ended March 31                               1995        1994         1993
                                                  ----        ----         ----
Net revenues                                       100%        100%         100%
Cost of revenues                                    44          51           56
                                                  ----        ----         ----
  Gross margin                                      56          49           44
                                                  ----        ----         ----
Operating expenses
  Research and development                          13          11            9
  Sales and marketing                               13          12           10
  General and administrative                         5           5            5
                                                  ----        ----         ----
                                                    31          28           24
                                                  ----        ----         ----
  Income from operations                            25          21           20
Shareholder settlement                              --          (1)          --
Interest income, net                                 2           1            1
                                                  ----        ----         ----
  Income before income taxes                        27          21           21
Provision for income taxes                           7           5            5
                                                  ----        ----         ----
  Net income                                        20%         16%          16%
                                                  ====        ====         ====

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


FISCAL 1995 COMPARED TO FISCAL 1994

Net revenues increased 25% to $466.2 million in fiscal 1995 from $372.2 million in fiscal 1994. The continued adoption of SCSI in personal computers (PCs) resulted in increased sales of the Company's SCSI host adapter products across all performance ranges. Additionally, demand for the Company's host adapters was driven by the growing use of file servers where SCSI usage approaches 100%. During fiscal 1995, the Company introduced several new IOware solutions ranging from connectivity products for the single-user and small-office markets, to high-performance products for enterprise-wide computing and networked environments. The market acceptance of the Company's high-performance host adapters for the PCI local bus market resulted in the fastest product ramp in the Company's history. The Company's fiscal 1995 revenue from mass storage integrated circuits (ICs) was comparable to the prior year. The Company believes this was due to the timing of design win cycles at Original Equipment Manufacturers (OEMs) coupled with significant fluctuations in demand experienced in the disk drive market. During fiscal 1995 the Company won key designs for next generation products at major OEMs in the Pacific Rim.

     Gross margin of 56% in fiscal 1995 increased from 49% in fiscal 1994. Gross margin was favorably affected by the increased revenues from the Company's higher margin SCSI host adapters. The Company also continued to experience component cost reductions and manufacturing efficiencies, including the move of the IC production test facility to Singapore where costs are lower. This has also allowed the Company to shorten the manufacturing cycle time and better serve its customers. The Company's ability to maintain current gross margins will be significantly affected by factors such as mix of products shipped, competitive price pressures, the timeliness of volume deliveries of new products, and the Company's ability to continue achieving manufacturing efficiencies and component cost reductions.

     Research and development expenditures in fiscal 1995 were $60.8 million, an increase of 52% over fiscal 1994. As a percentage of net revenues, research and development expenses increased to 13% in fiscal 1995 compared to 11% in fiscal 1994. This was primarily due to increased staffing levels. The Company continued to invest in its SCSI products, where it has captured a leadership position by improving system performance as the computer industry has become more I/O intensive with more powerful CPUs, multitasking operating systems, and a new generation of intelligent peripherals. While SCSI solutions remain the core of the Company's business, fiscal 1995 saw the Company broaden its portfolio of solutions to include ATM, RAID, serial I/O and infrared technology. The Company believes technical leadership and product innovation are its primary competitive advantages and thus will continue to increase research and development expenditures in fiscal 1996 to supply IOware products that deliver higher performance in personal and enterprise-wide computing, and networked environments.

     Sales and marketing expenses increased to $58.7 million in fiscal 1995, an increase of 27% over fiscal 1994. As a percentage of net revenues, fiscal 1995 sales and marketing expenses were 13% compared to 12% in fiscal 1994. The increase in actual spending was a result of increased staffing levels to support the continued growth of the Company, including expansion of the Company's international sales and marketing infrastructure. Additionally, increases in advertising and promotional expenses were aimed at strategies to further accelerate and expand SCSI acceptance in the marketplace and drive demand for the Company's products. The Company believes that sales and marketing expenditures will increase in fiscal 1996 as a result of continued increases in staffing levels and through increased advertising and promotional activities aimed at increasing demand for the Company's products.

     General and administrative expenses as a percentage of net revenues in fiscal 1995 were consistent with fiscal 1994 at 5%. Actual spending increased from fiscal 1994, primarily due to increased staffing to support the continued growth of the Company. The Company believes that expenses will increase in fiscal 1996, and will vary as a percentage of net revenues.

     Interest income, net of interest expense, was $6.8 million in fiscal 1995, an increase of $2.9 million over fiscal 1994. The increase was primarily due to the increase in cash and cash equivalents and marketable securities coupled with slightly higher average yields on cash and investment balances.

     The Company's effective tax rate for fiscal 1995 was 25%, the same as fiscal 1994. The Company's manufacturing subsidiary currently operates under a tax holiday it has received from the Singapore government which expires in September 1995. The Company is currently negotiating for an extension of this tax holiday.

     The Company's results of operations may be affected in the future by a variety of factors, including changes in product mix, competitive pricing pressures, fluctuations in manufacturing yields, availability of components, changes in product costs, timing of new product introductions and market demand for these products, and cancellation or rescheduling of orders by its customers. In addition, the Company's results from operations could be affected by international and domestic economic conditions and technology changes in the markets in which it competes.

FISCAL 1994 COMPARED TO FISCAL 1993

     Net revenues increased 20% to $372.2 million in fiscal 1994 from $311.3 million in fiscal 1993. The majority of the growth was from increased shipments of the Company's SCSI host adapters, where adoption of SCSI in PCs and file servers increased significantly. To meet the I/O intensive demands of file server applications, the Company introduced and shipped several new high-performance products during fiscal 1994 including products for local bus architectures. The Company also experienced growth in shipments of its proprietary single-chip SCSI host adapters, primarily to PC system and peripheral manufactures. This expansion was due primarily to the increased use of multitasking operating environments such as Novell NetWare and Microsoft Windows, increased demand for multimedia PCs and increased shipments of SCSI peripherals, especially CD-ROM drives. The Company also experienced increased shipments of its mass storage ICs in fiscal 1994. The Company believes this increase was primarily due to increased market share in high-capacity disk drives that require an AT interface. Also during fiscal 1994, the Company experienced a significant reduction in sales of laser printer controllers, shipments of which the Company discontinued in September 1993.

     Gross margin of 49% in fiscal 1994 increased from 44% in fiscal 1993. Gross margin was favorably affected by the mix of products shipped, primarily from increased net revenues in the Company's SCSI host adapters and lower shipments of the discontinued laser printer controllers. The Company also experienced component cost reductions and increased manufacturing efficiencies that contributed to the increased gross margin.

     Expenditures for research and development in fiscal 1994 were $40.0 million, an increase of 52% over fiscal 1993. As a percentage of net revenues, research and development expenses increased to 11% in fiscal 1994 as compared to 9% in fiscal 1993. This was primarily due to increased staffing as the Company continued to invest in its leadership position in the microcomputer I/O industry. During fiscal 1994, the Company introduced new SCSI host adapters and new mass storage ICs for the industry-standard AT (or ISA) bus and the emerging PCI and VESA local bus architectures.

     Sales and marketing expenses increased to $46.2 million in fiscal 1994. This represented a 42% increase from fiscal 1993 and an increase as a percentage of net revenues to 12% from 10%. Contributing to the increase was additional staffing to support a more complex business environment including the establishment of a sales subsidiary in Japan. An additional factor was increased advertising and promotional expenses aimed at increasing demand for the Company's products in the distribution channel.

     General and administrative expenses as a percentage of net revenues in fiscal 1994 were essentially the same as fiscal 1993 at 5%. Actual spending increased 25% from fiscal 1993, primarily due to increased staffing to support a higher level of activity in fiscal 1994.

     During the second quarter of fiscal 1994, the Company entered into a letter agreement to settle a shareholder class action lawsuit. As a result, the Company recorded an other expense of $2.4 million for settlement payments and costs associated with this litigation.

     Interest income, net of interest expense was $3.9 million in fiscal 1994, a 25% increase from fiscal 1993. This was primarily due to a commensurate increase in cash and cash equivalents and marketable securities from fiscal 1993 to fiscal 1994. The Company's effective tax rate for fiscal 1994 was 25%, the same as fiscal 1993.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES Net cash generated from operating activities during fiscal 1995 was $118.1 million as compared to $43.1 million in fiscal 1994. During fiscal 1995, the majority of funds generated from operations resulted from $93.4 million of net income adjusted by non-cash items including depreciation and amortization of $15.7 million. Also contributing to favorable operating cash flows was a decrease in net inventories of $7.2 million, and an increase in accrued liabilities and accounts payable totaling $6.6 million. The decrease in inventory is a result of improved marketing forecasts, coupled with continued cost reductions and reduced manufacturing cycle times. The increase in accounts payable and accrued liabilities is attributable to activities associated with the year-to-year increases in net revenues. Other assets increased $4.1 million, mostly related to an additional advance on a deposit and supply agreement the Company signed during fiscal 1994 to support the Company's silicon wafer requirements.

     During fiscal 1994, the majority of funds generated from operations resulted from $59.0 million of net income adjusted by non-cash items including depreciation and amortization of $11.5 million. Also contributing to the positive results was an increase of $8.9 million in accrued liabilities. Offsetting these were increases in net inventory of $5.6 million and accounts receivable of $13.0 million. These increases were primarily the result of activities associated with the year-to-year increase in net revenues. Other assets also increased $11.5 million from fiscal 1993 to 1994. The most significant portion of this increase was related to a deposit and supply agreement the Company signed to support the Company's silicon wafer requirements.

     In fiscal 1993, the Company's net cash generated from operating activities was $42.6 million of which net income and non-cash items including depreciation and amortization contributed $49.4 million and $7.0 million, respectively. Other sources of cash were from an increase in accounts payable of $12.8 million to support net revenues that more than doubled from the prior year and an increase in accrued liabilities of $9.4 million. Uses of funds were for increased accounts receivables and net inventories of $18.2 million and $11.8 million, respectively, as a result of the year-to-year increase in net revenues.

INVESTING ACTIVITIES During fiscal 1995, the Company continued to invest in equipment for product development and manufacturing testing, including the addition of a fifth and sixth surface mount manufacturing line to support the increased demand for board-level products. Additionally, during fiscal 1995, the Company purchased land and buildings for $8.0 million to support staffing requirements in engineering, sales and marketing. The Company also increased its investment in marketable securities during the past year.

     During fiscal 1994, the principal investing activities for property and equipment were for the addition of a surface mount manufacturing line, manufacturing test equipment, engineering design tools and information systems hardware and software. The Company also increased its investment in marketable securities.

     During fiscal 1993, the Company completed the purchase of its Milpitas headquarters, an additional building and land for $17.4 million. The Company also made investments to increase its manufacturing capacity.

FINANCING ACTIVITIES During fiscal 1995, 1994 and 1993 the Company received proceeds from common stock issued under the Company's Employee Stock Option and Employee Stock Purchase Plans totaling $17.2 million, $13.5 million and $9.2 million, respectively. In fiscal 1995, the Company's Board of Directors approved the repurchase of up to four million shares of the Company's common stock to be used for issuance upon exercise of employee stock options previously granted or to be granted in the future and for issuance under the Company's 1990 Stock Plan. The Company repurchased two million shares for $36.5 million during fiscal 1995. In fiscal 1993, the Company also generated funds from a public offering of common stock of $48.9 million and long-term debt financing of its building and land purchases under a $17.0 million six year term loan.

     The Company anticipates capital expenditures in fiscal 1996 for equipment for product development, manufacturing testing and information systems hardware and software of approximately $30 million. The sources for these expenditures are expected to be funds generated from operations as well as working capital presently on hand. The Company may also require additional funds for increased manufacturing capacity, technology investments, or acquisitions of complementary businesses, products or technologies.

     The Company has an unsecured $17.0 million revolving line of credit under which there were no outstanding borrowings as of March 31, 1995. The Company believes that existing working capital, together with expected cash flows from operations and available sources of bank and equipment financing, will be sufficient to support the Company's anticipated operations at least through fiscal 1996.

CONSOLIDATED STATEMENTS OF OPERATIONS


                                               (In thousands, except per share amounts)
                                               ----------------------------------------
Year Ended March 31                                 1995           1994           1993
                                               ----------------------------------------
Net revenues                                   $ 466,194       $ 372,245      $ 311,339
Cost of revenues                                 205,596         189,526        174,179
                                               ----------------------------------------
  Gross profit                                   260,598         182,719        137,160
                                               ----------------------------------------
Operating expenses
  Research and development                        60,848          39,993         26,324
  Sales and marketing                             58,737          46,192         32,525
  General and administrative                      23,229          19,399         15,568
                                               ----------------------------------------
                                                 142,814         105,584         74,417
                                               ----------------------------------------
  Income from operations                         117,784          77,135         62,743
                                               ----------------------------------------
Shareholder settlement                                --          (2,409)            --
Interest income                                    7,932           5,183          4,078
Interest expense                                  (1,179)         (1,306)          (967)
                                               ----------------------------------------
                                                   6,753           1,468          3,111
                                               ----------------------------------------
  Income before income taxes                     124,537          78,603         65,854
Provision for income taxes                        31,135          19,653         16,464
                                               ----------------------------------------
  Net income                                   $  93,402       $  58,950      $  49,390
                                               ========================================
Net income per share                           $    1.75       $    1.10      $     .96
                                               ========================================
Weighted average number of common and common
  equivalent shares outstanding                   53,357          53,602         51,652
                                               ========================================


See accompanying notes.

CONSOLIDATED BALANCE SHEETS

                                                                        (In thousands)
                                                                    ---------------------
As of March 31                                                          1995         1994
                                                                    ---------------------
ASSETS
Current assets
  Cash and cash equivalents                                         $ 66,835     $ 35,387
  Marketable securities                                              179,911      147,620
  Accounts receivable, net of allowance for doubtful accounts of
    $4,431 in 1995 and $4,390 in 1994                                 56,495       55,334
  Inventories                                                         31,712       38,940
  Prepaid expenses and other                                          15,519       15,979
                                                                    ---------------------
      Total current assets                                           350,472      293,260
                                                                    ---------------------
Property and equipment, net                                           67,863       51,522
                                                                    ---------------------
Other assets                                                          17,373       13,693
                                                                    ---------------------
                                                                    $435,708     $358,475
                                                                    =====================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt                                 $  3,400     $  3,400
  Accounts payable                                                    22,008       19,654
  Accrued liabilities                                                 31,006       26,755
                                                                    ---------------------
      Total current liabilities                                       56,414       49,809
                                                                    ---------------------
Long-term debt, net of current portion                                 7,650       11,050
                                                                    ---------------------
Commitments (Note 7)
Shareholders' equity
  Preferred stock
    Authorized shares, 1,000
    Outstanding shares, none                                              --           --
  Common stock
    Authorized shares, 200,000
    Outstanding shares, 51,677 in 1995 and 52,291 in 1994            140,191      138,317
  Retained earnings                                                  231,453      159,299
                                                                    ---------------------
      Total shareholders' equity                                     371,644      297,616
                                                                    ---------------------
                                                                    $435,708     $358,475
                                                                    =====================

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    (In thousands)
                                                                         ----------------------------------
Year Ended March 31                                                          1995         1994         1993
                                                                         ----------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                               $ 93,402    $  58,950    $  49,390
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                                            15,662       11,489        6,983
  Provision for doubtful accounts                                             150        2,069        1,867
  Increase in accounts receivable                                          (1,311)     (13,020)     (18,228)
  Decrease (increase) in inventories                                        7,228       (5,563)     (11,833)
  Decrease (increase) in prepaid expenses                                     460       (5,470)      (6,054)
  Increase in other assets                                                 (4,107)     (11,478)      (1,674)
  Increase (decrease) in accounts payable                                   2,354       (2,781)      12,830
  Increase in accrued liabilities                                           4,251        8,867        9,361
                                                                         ----------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                 118,089       43,063       42,642
                                                                         ----------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in property and equipment                                      (31,576)     (17,314)     (37,196)
Investments in marketable securities, net                                 (32,291)     (20,250)     (72,215)
                                                                         ----------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                                    (63,867)     (37,564)    (109,411)
                                                                         ----------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock                                     17,174       13,511       58,023
Repurchase of common stock                                                (36,548)        --           --
Proceeds from long-term debt                                                 --           --         17,000
Principal payments on debt                                                 (3,400)      (2,968)        (578)
                                                                         ----------------------------------
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                      (22,774)      10,543       74,445
                                                                         ----------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                  31,448       16,042        7,676
  CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                           35,387       19,345       11,669
                                                                         ----------------------------------
  CASH AND CASH EQUIVALENTS AT END OF YEAR                               $ 66,835    $  35,387    $  19,345
                                                                         ==================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                      (In thousands, except per share amounts)
                                                                    ---------------------------------------------
                                                                       Common Stock
                                                                    -------------------     Retained
                                                                    Shares       Amount     Earnings        Total
                                                                    ---------------------------------------------
BALANCE, MARCH 31, 1992                                             42,134    $  66,783    $  50,959    $ 117,742
Sale of common stock at $7.50 per share,
  pursuant to public offering, net of expenses                       6,900       48,865           --       48,865

Sale of common stock under employee
  purchase and option plans                                          1,680        5,338           --        5,338
Income tax benefit of employees'
  stock transactions                                                    --        3,820           --        3,820
Net income                                                              --           --       49,390       49,390
                                                                    ---------------------------------------------

BALANCE, MARCH 31, 1993                                             50,714      124,806      100,349      225,155
Sale of common stock under employee
  purchase and option plans                                          1,577        7,728           --        7,728
Income tax benefit of employees'
  stock transactions                                                    --        5,783           --        5,783
Net income                                                              --           --       58,950       58,950
                                                                    ---------------------------------------------

BALANCE, MARCH 31, 1994                                             52,291      138,317      159,299      297,616
Sale of common stock under employee
  purchase and option plans                                          1,426       11,245           --       11,245
Income tax benefit of employees'
  stock transactions                                                    --        5,929           --        5,929
Repurchases of common stock                                         (2,040)     (15,300)     (21,248)     (36,548)
Net income                                                              --           --       93,402       93,402
                                                                    ---------------------------------------------
BALANCE, MARCH 31, 1995                                             51,677    $ 140,191    $ 231,453    $ 371,644
                                                                    =============================================

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND TRANSLATION The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of intercompany transactions and balances. Foreign currency transaction gains and losses are included in income as they occur.

REVENUE RECOGNITION The Company recognizes revenue generally at the time of shipment or upon satisfaction of contractual obligations. The Company records provisions for estimated returns at the time of sale.

FAIR VALUE OF FINANCIAL INSTRUMENTS The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the Company's financial instruments, including cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts shown for long-term debt also approximate fair value because current interest rates offered to the Company for debt of similar maturities are substantially the same.

MARKETABLE SECURITIES Effective April 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). This statement requires investments in debt and equity securities to be classified as "held-to-maturity," "trading" or "available-for-sale." As of March 31, 1995, the Company's marketable securities are classified as available-for-sale and reported at fair value which approximates amortized cost. Management determines the appropriate classification of marketable securities at the time of purchase and reassesses the classification at each reporting date. Marketable securities as of March 31, 1995 with maturities due after one year through three years totaled $71,905,000 with all remaining marketable securities maturing less than one year. Realized gains and losses are based on the book value of specific securities sold and were immaterial during fiscal 1995, 1994 and 1993. The cumulative effect of adopting SFAS 115 was not material.

CONCENTRATION OF CREDIT RISK Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade accounts receivable. The Company places its marketable securities in a variety of financial instruments such as municipal securities and U.S. Government securities. The Company, by policy, limits the amount of credit exposure through diversification and highly rated securities. Sales to customers are primarily denominated in U.S. dollars. As a result, the Company believes its foreign currency risk is minimal.

     The Company sells its products to original equipment manufacturers and distributors throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable. There were no significant amounts charged to this allowance during the current year.

INVENTORIES Inventories are stated at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT Property and equipment are stated at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets.

INCOME TAXES Effective April 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109) on a prospective basis. This adoption had no material effect on the Company's financial statements.

     Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income of the period that includes the enactment date. Previously, the Company deferred the past tax effects of timing differences between financial reporting and taxable income under Accounting Principles Board Opinion No. 11 "Accounting for Income Taxes," (APB 11).

NET INCOME PER SHARE Net income per share is computed under the treasury stock method using the weighted average number of common and common equivalent shares from dilutive options outstanding during the respective periods.

CASH AND CASH EQUIVALENTS Cash and cash equivalents consist of funds in checking accounts, money market funds and marketable securities with original maturities of three months or less.

RECLASSIFICATIONS Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 2. SUPPLEMENTAL FINANCIAL INFORMATION


MARKETABLE SECURITIES

                                      (In thousands)
                                    -------------------
                                        1995       1994
                                    -------------------
Municipal securities                $169,972   $139,894
U.S. Government securities             6,064      5,764
Discount notes                         3,875      1,962
                                    -------------------
                                    $179,911   $147,620
                                    ===================

INVENTORIES

                                       (In thousands)
                                     ------------------
                                        1995       1994
Raw materials                        $12,230    $14,674
Work-in-process                        5,839     12,486
Finished goods                        13,643     11,780
                                     ------------------
                                     $31,712    $38,940
                                     ==================

PROPERTY AND EQUIPMENT

                                       (In thousands)
                            ------------------------------------
                                     Life        1995       1994
                            ------------------------------------
Land                                   --    $ 13,240   $  9,537
Buildings and
  improvements                 5-40 years      18,088     11,855
Machinery and
  equipment                     3-5 years      42,810     32,812
Furniture and fixtures          3-8 years      17,005     15,292
Leasehold
  improvements              Life of lease       3,968      2,618
                            ------------------------------------
                                               95,111     72,114

Accumulated
  depreciation and
  amortization                                (27,248)   (20,592)
                                             -------------------
                                             $(67,863   $(51,522
                                             ===================

ACCRUED LIABILITIES

                                       (In thousands)
                                     ------------------
                                        1995       1994
                                     ------------------
Accrued compensation and
  related taxes                      $15,740    $ 7,772
Sales and marketing related            4,877      4,104
Tax related                            5,746     11,670
Other                                  4,643      3,209
                                     ------------------
                                     $31,006    $26,755
                                     ==================

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS

                                 (In thousands)
                         ------------------------------
                            1995        1994       1993
                         ------------------------------
Interest paid            $ 1,125     $ 1,300    $ 1,120
Income taxes paid        $29,411     $14,927    $11,146

NOTE 3. LINE OF CREDIT

The Company has available an unsecured $17,000,000 revolving line of credit which expires on December 31, 1996. Of the total line of credit available, $7,000,000 has been issued as an irrevocable standby letter of credit to guarantee component purchases from a supplier (see Note 7) at a fee of 3/4% per annum. As of March 31, 1995, no borrowings were outstanding under this line of credit. The Company may select its own method of interest payment on borrowings based upon the bank's CD rate plus one percent, Eurodollar rate plus one percent or prime lending rate. A commitment fee of 1/4% per annum is payable on the unused line of credit. In addition, the arrangement requires the Company to comply with certain financial covenants. The Company was in compliance with all such covenants as of March 31, 1995.

NOTE 4. LONG-TERM DEBT

The Company entered into a $17,000,000 term loan agreement in June 1992 bearing interest at 7.65%, with principal and interest payable in quarterly installments of $850,000. All outstanding principal and accrued but unpaid interest is due and payable in June 1998. The arrangement requires the Company to comply with certain financial covenants. The Company was in compliance with all such covenants as of March 31, 1995. Principal payments due through the maturity on the term loan are as follows:

Fiscal Year                              (In thousands)
- ------------------------------------------------------
1996                                           $ 3,400
1997                                             3,400
1998                                             3,400
1999                                               850
                                               -------
                                                11,050
Current portion                                 (3,400)
                                               -------
Long-term portion                              $ 7,650
                                               =======

NOTE 5. ACQUISITION

In February 1993, the Company acquired all of the outstanding shares of common stock of Trantor Systems Limited (Trantor) in exchange for approximately 798,000 shares of the Company's common stock. Trantor developed and manufactured SCSI host adapters and related software. The merger was accounted for as a pooling of interests.

     Trantor's retained earnings and results of operations were not material to the Company's consolidated financial statements. Consequently, the Company's retained earnings at March 31, 1992 were restated to include the retained earnings of Trantor without restating prior-period statements of operations. The results of operations for Trantor for fiscal 1993 and thereafter have been included in the Company's statements of operations.

NOTE 6. STOCK PLANS

1986 EMPLOYEE STOCK PURCHASE PLAN The Company has authorized 2,800,000 shares of common stock for issuance under the 1986 Employee Stock Purchase Plan (1986
Plan). Qualified employees who have completed at least one quarter of continuous service may elect to have a certain percentage (not to exceed 10%) of their salary withheld pursuant to the 1986 Plan. The salary withheld is then used to purchase shares of the Company's common stock at a price equal to 85% of the market value of the stock at the beginning or ending of a three-month offering period, whichever is lower. Under this Plan, 188,976 shares were issued during fiscal 1995, representing approximately $3,104,000 in employee contributions.

1982 INCENTIVE STOCK OPTION PLAN This Plan was terminated by the Board of Directors on May 1, 1990 and expired on January 1, 1992. However, the termination and the expiration of this Plan has no effect on the vesting and exercise rights of options already outstanding under the Plan. At March 31, 1995, there were 6,000 exercisable options under this Plan at a price of $3.125 per share.

1990 STOCK PLAN The Company's 1990 Stock Plan allows the Board of Directors to grant to employees, officers and consultants, options to purchase common stock or other stock rights at exercise prices not less than 50% of the fair market value on date of grant. The expiration of options or other stock rights is not to exceed ten years after the date of grant. To date, the Company has issued substantially all incentive and non-statutory stock options under this Plan at exercise prices of 100% of fair market value on the respective dates of grant. In general, options vest and become exercisable over a four year period.

     Option activity under the 1990 Stock Plan is as follows:

                                                       Options Outstanding
                                 Options        --------------------------------
                               Available           Shares                  Price
                              --------------------------------------------------
Balance,
  March 31, 1992                 705,759        3,008,049       $ 2.47 to $ 6.66
  Authorized                   3,000,000               --                     --
  Granted                     (1,701,000)       1,701,000       $ 6.32 to $13.88
  Exercised                           --         (682,344)      $ 2.47 to $12.82
  Terminated                     275,653         (275,653)      $ 2.85 to $12.82
                              --------------------------------------------------
Balance,
  March 31, 1993               2,280,412        3,751,052       $ 2.47 to $13.88
  Authorized                   2,000,000               --                     --
  Granted                     (1,837,500)       1,837,500       $11.31 to $21.38
  Exercised                           --         (859,513)      $ 2.47 to $15.44
  Terminated                     330,662         (330,662)      $ 2.85 to $16.50
                              --------------------------------------------------
Balance,
  March 31, 1994               2,773,574        4,398,377       $ 2.47 to $21.38
  Authorized                   2,500,000               --                     --
  Granted                     (1,914,500)       1,914,500       $15.63 to $35.88
  Exercised                           --         (930,574)      $ 2.47 to $21.38
  Terminated                     599,053         (599,053)      $ 2.84 to $27.63
                              --------------------------------------------------
Balance,
   March 31, 1995              3,958,127        4,783,250       $ 2.47 to $35.88
                              ==================================================

     At March 31, 1995, there were 1,558,886 exercisable options under this Plan at prices ranging from $2.47 to $21.50 per share.

     In August 1993, stock options issued by Trantor were exercised for 2,112 shares of common stock of the Company. These shares became issuable upon exercise of certain stock options assumed by the Company in connection with the acquisition of Trantor.

1990 DIRECTORS' OPTION PLAN The 1990 Directors' Option Plan provides for the automatic grant to non-employee directors of non-statutory stock options to purchase common stock at the fair market value on the date of grant, which is generally the last day of each fiscal year except for the first grant to any newly elected director. Each current director receives an option at the end of each fiscal year for 10,000 shares, which vests and becomes exercisable over a four year period. Each newly elected director receives an initial option on the date of his or her appointment or election for 40,000 shares, which also vests and becomes exercisable over a four year period. The options expire five years after the date of grant.

     Option activity under the 1990 Directors' Option Plan is as follows:

                                                Options Outstanding
                              Options       ---------------------------
                            Available        Shares               Price
                            -------------------------------------------
Balance,
  March 31, 1992              120,000        80,000    $ 2.91 to $ 7.69
  Granted                     (80,000)       80,000    $12.50 to $13.88
  Exercised                        --        (2,500)             $ 2.91
                            -------------------------------------------
Balance,
  March 31, 1993               40,000       157,500    $ 2.91 to $13.88
  Authorized                  500,000            --                  --
  Granted                     (50,000)       50,000              $18.38
  Exercised                        --        (5,000)             $ 2.91
                            -------------------------------------------
Balance,
  March 31, 1994              490,000       202,500    $ 2.91 to $18.38
  Granted                     (50,000)       50,000              $33.00
  Exercised                        --       (21,250)   $ 2.91 to $13.88
                            -------------------------------------------
Balance,
  March 31, 1995              440,000       231,250    $ 2.91 to $33.00
                            ===========================================

     At March 31, 1995 there were 93,750 exercisable options under this Plan at prices ranging from $2.91 to $18.38 per share.

RIGHTS PLAN The Company has reserved 120,000,000 shares of common stock for issuance under the Rights Plan which was amended and restated as of June 30, 1992. Under this plan, shareholders will receive one Common Share Purchase Right ("Right") for each outstanding share of the Company's common stock. Each Right will entitle shareholders to buy one share of common stock at an exercise price of $50.00 per share. The Rights will trade automatically with shares of the Company's common stock. The Rights are not exercisable until ten days after a person or group announces acquisition of 20% or more of the Company's outstanding common stock or the commencement of a tender offer which would result in ownership by a person or group of 20% or more of the then outstanding common stock.

     The Company is entitled to redeem the Rights at $.005 per Right anytime on or before the tenth day following such an acquisition or tender offer. This redemption period may be extended by the Company in some cases. If, prior to such redemption, the Company is acquired in a merger or other business combination, a party acquires 20% or more of the Company's common stock, a 20% shareholder engages in certain self-dealing transactions, or the Company sells 50% or more of its assets, each right will entitle the holder to purchase from the surviving corporation, for $50.00 per share, common stock having a then current market value of $100.00 per share.

     At March 31, 1995, the Company has reserved the following shares of authorized but unissued common stock:

1982 Incentive Stock Option Plan
  (Expired January 1, 1992)                       6,000
1986 Employee Stock Purchase Plan             1,008,462
1990 Stock Plan                               8,741,377
1990 Directors' Option Plan                     671,250
Rights Plan                                 120,000,000
                                            -----------
                                            130,427,089
                                            ===========

NOTE 7. COMMITMENTS

The Company leases certain office facilities, vehicles and certain equipment under operating lease agreements that expire at various dates through fiscal 2000. As of March 31, 1995, the minimum future payments on existing leases are as follows:

Fiscal Year                              (In thousands)
- -------------------------------------------------------
1996                                             $2,045
1997                                                846
1998                                                311
1999                                                225
2000                                                226
                                                 ------
                                                 $3,653
                                                 ======

     Rent expense was approximately $2,377,000, $1,640,000 and $1,454,000 during fiscal 1995, 1994 and 1993, respectively.

     To provide the Company with an increased supply of silicon wafers, an agreement was entered into with one of the Company's suppliers to purchase integrated circuits fabricated by the supplier's foundry. The agreement expires in June 1997. Under the agreement, the Company is committed to the following minimum purchases:

Fiscal Year                              (In thousands)
- -------------------------------------------------------
1996                                            $19,800
1997                                             19,800
1998                                              4,950
                                                -------
                                                $44,550
                                                =======

     The Company has made a deposit aggregating $14,650,000 to secure the supply of silicon wafers pursuant to this agreement. The advances are repayable at the expiration of the deposit and supply agreement in June 1997 and are classified as other assets in the accompanying consolidated balance sheets. The supplier has provided an irrevocable standby letter of credit to the Company in an equal amount to guarantee the repayment of amounts made available by the Company.

NOTE 8. INCOME TAXES

Effective April 1, 1993, the Company adopted SFAS 109 on a prospective basis. Prior years were accounted for under APB 11 and have not been restated. The adoption of SFAS 109 had no material effect on the Company's financial statements.

     The components of income before income taxes for the years ended March 31 are as follows:

                                 (In thousands)
                        --------------------------------
                            1995        1994        1993
                        --------------------------------
Domestic                $ 74,397     $54,972     $35,881
Foreign                   50,140      23,631      29,973
                        --------------------------------
Income before
  income taxes          $124,537     $78,603     $65,854
                        ================================

     The components of the provision for income taxes for the years ended March 31 are as follows:

                                 (In thousands)
                         ------------------------------
                            1995        1994       1993
                         ------------------------------
Federal
  Current                $26,455     $13,899    $13,687
  Deferred                  (311)      2,658       (770)
                         ------------------------------
                          26,144      16,557     12,917
                         ------------------------------
Foreign
  Current                  1,106         317        132
  Deferred                    --          --        208
                         ------------------------------
                           1,106         317        340
                         ------------------------------
State
  Current                  3,177       3,474      3,632
  Deferred                   708        (695)      (425)
                         ------------------------------
                           3,885       2,779      3,207
                         ------------------------------
Provision for
  income taxes           $31,135     $19,653    $16,464
                         ==============================

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets, included in prepaid expenses and other in the accompanying consolidated balance sheets for the years ended March 31, are as follows:

                                       (In thousands)
                                     ------------------
                                        1995       1994
                                     ------------------
Inventory reserves                   $ 1,048    $ 2,955
State taxes                              990      2,895
Bad debt reserve                       1,829      2,060
Compensatory accruals                  4,355      1,851
Various expense accruals               3,725      1,525
Other, net                                 2      1,060
                                     ------------------
Net deferred tax assets              $11,949    $12,346
                                     ==================

     The provision for income taxes differs from the amount computed by applying the federal statutory tax rate to income before income taxes for the years ended March 31 as follows:

                              1995        1994       1993
                              ---------------------------
Federal statutory rate        35.0%       35.0%      34.0%
State taxes, net of
  federal benefit              2.2         2.9        3.1
Foreign subsidiary income
  at other than the
  U.S. tax rate               (9.9)      (10.5)     (13.1)
Other                         (2.3)       (2.4)       1.0
                              ---------------------------
Effective income tax rate     25.0%       25.0%      25.0%
                              ===========================

     The Company's Singapore subsidiary has been granted pioneer status from the Singapore government whereby all profits derived from the facility are tax exempt for a period of eight years, subject to certain conditions. The pioneer status will expire during fiscal 1996 and the Company will continue to benefit from a reduced rate of 15% instead of the normal 27% for an additional three year period. The Company is currently pursuing an extension of its pioneer status with the Singapore government. As of March 31, 1995, the Company had not accrued income taxes on $116,177,000 of accumulated undistributed earnings of its Singapore subsidiary, as these earnings will be reinvested indefinitely.

NOTE 9. SEGMENT INFORMATION

Adaptec operates strictly in the microcomputer input/output industry and is a leading supplier of high-performance intelligent subsystems and associated software and very large-scale integrated circuits used to control the flow of data between a microcomputer's CPU and its peripherals. The Company focuses its worldwide marketing efforts on major OEM customers through its direct sales force located in the United States, Europe and Far East and also sells through distributors and sales representatives in each of these geographic areas.

     Income from operations consists of net revenues less cost of revenues and operating expenses incurred in supporting the revenues of each geographic area. All of the Company's identifiable assets are used to support the operations in each geographic area. Corporate assets include cash and cash equivalents, marketable securities, deferred tax assets and certain other assets. Intercompany sales are made at arms-length prices, and revenues for the European subsidiaries consist mainly of commissions earned in connection with obtaining foreign orders.


                                                                    (In thousands)
                                    -------------------------------------------------------------------------------
                                                 Singapore,                               Adjustments
                                      United      Far East,                                       and
                                      States          Other       Europe     Corporate   Eliminations         Total
                                    -------------------------------------------------------------------------------
FISCAL 1995
Revenues
  Sales to customers                $464,707       $  1,487       $   --      $     --      $      --      $466,194
  Intercompany sales between
    geographic areas                  10,401        191,360        3,905            --       (205,666)           --
                                    -------------------------------------------------------------------------------
  Net revenues                      $475,108       $192,847       $3,905      $     --      $(205,666)     $466,194
                                    ===============================================================================
Income from operations                68,594         48,847          343            --             --       117,784
Identifiable assets                  122,097        123,044        1,070       262,383        (72,886)      435,708

FISCAL 1994
Revenues
  Sales to customers                $371,863       $    382       $   --      $     --      $      --      $372,245
  Intercompany sales between
    geographic areas                  10,344        119,305        2,375            --       (132,024)           --
                                    -------------------------------------------------------------------------------
  Net revenues                      $382,207       $119,687       $2,375      $     --      $(132,024)     $372,245
                                    ===============================================================================
Income from operations                53,945         23,074          116            --             --        77,135
Identifiable assets                  153,340         74,512          347       207,591        (77,315)      358,475

FISCAL 1993
Revenues
  Sales to customers                $311,339       $     --       $   --          $ --      $      --      $311,339
  Intercompany sales between
    geographic areas                   9,350        136,000        2,273            --       (147,623)           --
                                    -------------------------------------------------------------------------------
  Net revenues                      $320,689       $136,000       $2,273          $ --      $(147,623)     $311,339
                                    ===============================================================================
Income from operations                32,816         29,746          181            --             --        62,743
Identifiable assets                  119,365         63,314          378       157,843        (58,004)      282,896

EXPORT REVENUES The following table represents export revenues by geographic region as a percentage of total revenues:

                              1995      1994       1993
                              -------------------------
Singapore, Far East, Other      37%       38%        27%
Europe                          25        20         23
                              -------------------------
                                62%       58%        50%
                              =========================

MAJOR CUSTOMERS In fiscal 1995 and 1994, no customer accounted for more than 10% of net revenues. In fiscal 1993, two different customers accounted for 16% and 10% of net revenues.

NOTE 10. LEGAL MATTERS

A class action lawsuit alleging federal securities law violations and negligent misrepresentation was filed against the Company, its directors, and certain of its officers in February, 1991. That action was settled by letter agreement on July 29, 1993. The Company has made all payments required under the terms of the letter agreement. On March 7, 1995, the Court issued an order preliminarily approving the class-action settlement. Notice of the settlement has been given to class members. Final approval of the class-action settlement is pending final order from the Court.

NOTE 11. COMPARATIVE QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data is as follows:

                                                           (In thousands, except per share amounts)
                                          -------------------------------------------------------------------------
                                                                   Quarters
                                             First          Second           Third           Fourth            Year
                                          -------------------------------------------------------------------------
FISCAL 1995
Net revenues                              $106,061        $106,574        $123,367         $130,192        $466,194
Gross profit                                54,888          57,413          71,563           76,734         260,598
Net income                                  17,592          18,458          27,403           29,949          93,402
Net income per share                      $    .33        $    .35        $    .52         $    .56        $   1.75
Weighted average shares outstanding         53,944          53,182          52,958           53,802          53,357


FISCAL 1994
Net revenues                              $ 86,505        $ 87,915        $ 96,071         $101,754        $372,245
Gross profit                                39,228          43,245          48,690           51,556         182,719
Net income                                  13,623          12,239          15,820           17,268          58,950
Net income per share                      $    .26        $    .23        $    .29         $    .32        $   1.10
Weighted average shares outstanding         52,816          53,326          53,928           54,352          53,602

REPORT OF MANAGEMENT

Management is responsible for the preparation and integrity of the consolidated financial statements and other financial information presented in the annual report. The accompanying financial statements were prepared in conformity with generally accepted accounting principles and as such, include some amounts based on management's best judgments and estimates. Financial information in the annual report is consistent with that in the financial statements.

     Management is responsible for maintaining a system of internal business controls and procedures to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal control system is continuously monitored by management review, written policies and guidelines, and careful selection and training of qualified people who are provided with and expected to adhere to the Company's standards of business conduct. Management believes the Company's internal controls provide reasonable assurance that assets are safeguarded against material loss from unauthorized use or disposition and the financial records are reliable for preparing financial statements and other data and maintaining accountability for assets.

     The audit committee of the Board of Directors meets periodically with the independent accountants and management to discuss internal business controls, auditing and financial reporting matters. The committee also reviews with the independent accountants the scope and results of the audit effort.

     The independent accountants, Price Waterhouse LLP, are engaged to examine the consolidated financial statements of the Company and conduct such tests and related procedures as they deem necessary in accordance with generally accepted auditing standards. The opinion of the independent accountants, based upon their audit of the consolidated financial statements, is contained in this annual report.


/s/ John G. Adler               /s/ Paul G. Hansen
- ---------------------------     ---------------------------
John G. Adler                   Paul G. Hansen
Chairman and Chief              Vice President, Finance
Executive Officer               and Chief Financial Officer



REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Adaptec, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Adaptec, Inc. and its subsidiaries at March 31, 1995, and the results of their operations and their cash flows for the year in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of Adaptec, Inc. as of and for the two years ended March 31, 1994 were audited by other independent accountants whose report dated April 25, 1994 expressed an unqualified opinion on those statements.


/s/ Price Waterhouse LLP


San Jose, California
April 20, 1995

SELECTED FINANCIAL DATA


                                                          (In thousands, except per share amounts)
                                          -------------------------------------------------------------------------
                                              1995            1994            1993             1992            1991
                                          -------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA
YEAR ENDED MARCH 31
  Net revenues                            $466,194        $372,245        $311,339         $150,315        $128,865
  Cost of revenues                         205,596         189,526         174,179           84,549          74,745
                                          -------------------------------------------------------------------------
    Gross profit                           260,598         182,719         137,160           65,766          54,120
                                          -------------------------------------------------------------------------
  Operating expenses
    Research and development                60,848          39,993          26,324           17,514          14,005
    Sales and marketing                     58,737          46,192          32,525           21,338          18,447
    General and administrative              23,229          19,399          15,568           10,517           8,280
                                          -------------------------------------------------------------------------
                                           142,814         105,584          74,417           49,369          40,732
                                          -------------------------------------------------------------------------
  Net income                              $ 93,402        $ 58,950        $ 49,390         $ 14,614        $ 12,204
                                          =========================================================================
NET INCOME PER SHARE
  Net income per share                    $   1.75        $   1.10        $    .96         $    .35        $    .30
  Weighted average shares
    outstanding                             53,357          53,602          51,652           41,664          41,148
                                          -------------------------------------------------------------------------
BALANCE SHEET DATA
AS OF MARCH 31
  Working capital                         $294,058        $243,451        $191,693         $105,671        $ 86,074
  Total assets                             435,708         358,475         282,896          138,615         109,142
  Long-term debt, net of
    current portion                          7,650          11,050          14,450              423             996
  Shareholders' equity                     371,644         297,616         225,155          117,742          94,558

COMMON STOCK PRICES AND DIVIDENDS The Company's common stock is traded in the over-the-counter market under the NASDAQ symbol ADPT. The following table sets forth the range of the high and low prices by quarter as reported by the NASDAQ National Market System.

                                        1995                                    1994
                             --------------------------------------------------------------------
                                High                Low                 High                  Low
                             --------------------------------------------------------------------
First quarter                $19-1/2            $14                $12-13/16             $ 9- 1/4

Second quarter                21-1/4             16-1/4             16-5/8                10-9/16

Third quarter                 24-3/4             17-1/4             19-15/16              13-1/16

Fourth quarter                37                 21-3/4             22-1/2                17- 3/4

     In March 1992 and January 1994, the Company's Board of Directors approved a two-for-one-split of its common stock. The above sale prices have been adjusted to reflect the stock splits.

     At March 31, 1995, there were 722 holders of record of the Company's common stock. The Company has not paid cash dividends on its common stock and does not currently plan to pay cash dividends to its shareholders in the near future.

DIRECTORS AND OFFICERS


DIRECTORS

John G. Adler
Chairman of the Board and
Chief Executive Officer

Laurence B. Boucher
President and Chief Executive Officer,
Auspex Systems, Inc.

Robert J. Loarie
General Partner,
Morgan Stanley Venture Partners, L.P.

B.J. Moore
Independent Management Consultant

W. Ferrell Sanders
General Partner,
Asset Management Co.

F. Grant Saviers
President and Chief Operating Officer

Phillip E. White
Chairman of the Board and
Chief Executive Officer,
Informix Software, Inc.

OFFICERS

John G. Adler
Chairman of the Board and
Chief Executive Officer

Daniel W. Bowman
Vice President, Administration

Martin W. Brauns
Vice President, Sales

Andrew J. Brown
Corporate Controller

John D. Hamm
Vice President and General Manager

Paul G. Hansen
Vice President, Finance and
Chief Financial Officer
(Assistant Secretary)

Sam Kazarian
Vice President, Operations

Christopher G. O'Meara
Vice President and Treasurer

F. Grant Saviers
President and Chief Operating Officer

S. Sundaresh
Vice President and General Manager

Henry P. Massey, Jr.
Secretary



CORPORATE INFORMATION


HEADQUARTERS

691 S. Milpitas Blvd.
Milpitas, CA 95035
(408) 945-8600

SUBSIDIARIES

Adaptec Mfg. (S) Pte. Ltd.
Block 1003
Bukit Merah Central #07-09
Singapore 0315
(011-65) 278-7300

Adaptec GmbH
Munchner Strasse 17
85540 Haar
Germany
(011-49) 89-456-4060

Adaptec Europe, S.A.
Dreve Richelle 161
Building A, 2nd Floor
B-1410 Waterloo
Belgium
(011-32) 2-352-3411

Adaptec Japan Ltd.
Kioicho Hills, 4F
3-32 Kioicho
Chiyoda-ku, Tokyo 102
Japan
(011-81) 35-276-9882

INDEPENDENT ACCOUNTANTS

Price Waterhouse LLP
San Jose, California

LEGAL COUNSEL

Wilson, Sonsini,
Goodrich & Rosati
Palo Alto, California



SHAREHOLDER INFORMATION


TRANSFER AGENT

Chemical Mellon
Shareholder Services
San Francisco, California
(800) 356-2017

COMMON STOCK

The Company's stock is traded on the National Market System under the NASDAQ symbol ADPT.

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting will be held Thursday, August 24, 1995 at 9:30 a.m. PDT at Adaptec's Milpitas site, located at 500 Yosemite Drive, Milpitas, California.

FORM 10-K

A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, is available on request without charge by calling (800) 934-2766.

QUARTERLY SHAREHOLDER INFORMATION

Commencing with fiscal 1996, the Company will replace its traditional quarterly shareholder reports with expanded quarterly financial press releases. These financial press releases will be available on request without charge by calling
(800) 934-2766 or by accessing Adaptec's World Wide Web Home Page at http://www.adaptec.com

FINANCIAL LITERATURE

(800) 934-2766

Copyright (C) 1995 Adaptec, Inc.
All rights reserved. Adaptec, the Adaptec logo, IOware, AHA, CI/O, MiniSCSI, SlimSCSI, and EZ-SCSI are trademarks of Adaptec, Inc. which may be registered in some jurisdictions. All other trademarks used are owned by their respective owners.

Created by: Cahan & Associates, San Francisco

                                                      [ADAPTEC LOGO]

                                                      Adaptec, Inc.
                                                      691 South Milpitas Blvd.
                                                      Milpitas, California 95035




                                                      835000-011