Form 10-K405, Exhibit 13
period 1996-03-31
ADAPTEC INC
filed 1996-06-21
CIK 709804

                                                                EXHIBIT 13.1

                               FINANCIAL CONTENTS

Results of Operations . . . . . . . . . . . . . . . . . . . . . 30

Management's Discussion and Analysis. . . . . . . . . . . . . . 31

Consolidated Statements of Operations . . . . . . . . . . . . . 36

Consolidated Balance Sheets . . . . . . . . . . . . . . . . . . 37

Consolidated Statements of Cash Flows . . . . . . . . . . . . . 38

Consolidated Statements of Shareholders' Equity . . . . . . . . 39

Notes to Consolidated Financial Statements. . . . . . . . . . . 40

Report of Management. . . . . . . . . . . . . . . . . . . . . . 50

Report of Independent Accountants . . . . . . . . . . . . . . . 51

Selected Financial Data . . . . . . . . . . . . . . . . . . . . 52

Corporate Information . . . . . . . . . . . . . . . . . . . . . 53

Adaptec in the Community. . . . . . . . . . . . . . . . . . . . 54

                             RESULTS OF OPERATIONS

        The following table sets forth the items in the consolidated statements of operations as a percentage of net revenues:

Year Ended March 31                             1996            1995            1994
                                                ----            ----            ----
Net revenues  . . . . . . . . . . . . . . . . . 100%            100%            100%
Cost of revenues. . . . . . . . . . . . . . . .   42              44              51
                                                ----            ----            ----
  Gross margin. . . . . . . . . . . . . . . . .   58              56              49
                                                ----            ----            ----
Operating expenses
  Research and development. . . . . . . . . . .   13              13              11
  Sales and marketing . . . . . . . . . . . . .   13              13              12
  General and administrative. . . . . . . . . .    5               5               5
  Write-off of acquired in-process technology .    8              --              --
                                                ----            ----            ----
                                                  39              31              28
                                                ----            ----            ----
  Income from operations. . . . . . . . . . . .   19              25              21
Shareholder settlement. . . . . . . . . . . . .   --              --              (1)
Interest income, net. . . . . . . . . . . . . .    2               2               1
                                                ----            ----            ----
  Income before income taxes. . . . . . . . . .   21              27              21
Provision for income taxes. . . . . . . . . . .    5               7               5
                                                ----            ----            ----
  Net income. . . . . . . . . . . . . . . . . .   16%             20%             16%
                                                ====            ====            ====

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FISCAL 1996 COMPARED TO FISCAL 1995

The Company experienced growth worldwide as net revenues increased 41% to $659 million in fiscal 1996 from $466 million in fiscal 1995. The Company's continued increase in net revenues was driven by growth of client-server networking environments, complex microcomputer based applications requiring high-performance I/O, and the expanded adoption of various peripheral devices. This growth combined with the Company's market leadership in SCSI solutions resulted in increased net revenues from the Company's host adapters. During the year, the Company also began shipping products incorporating newer technologies such as RAID, ATM and CD-Recordable (CD-R) software. Fiscal 1996 net revenue from sales of mass storage integrated circuits (ICs) also increased from the prior year as the Company benefitted from next-generation design wins for higher capacity disk drives that are required for advanced applications.

        Gross margin of 58% in fiscal 1996 increased from 56% in fiscal 1995. Gross margin was favorably affected by the increased revenues from the Company's higher margin products. The Company's focus on design for manufacturability allowed it to continue to experience efficiencies in the manufacturing process and accelerate time to customer volume.

        Research and development expenditures in fiscal 1996 were $88 million, an increase of 44% over fiscal 1995. As a percentage of net revenues, research and development expenses were 13% for both fiscal 1996 and fiscal 1995. The Company's research and development efforts continue to be focused on solutions which enhance performance in single-user desktop, enterprise-wide computing, and networked environments. This commitment included investing in its current core SCSI business as well as several emerging technologies encompassing RAID, CD-R, ATM, and serial architectures such as 1394 and Fibre Channel. The Company believes these expenditures, consisting primarily of increased staffing levels, have allowed the Company to maintain its position in technical leadership and product innovation. The Company believes it is essential to continue this significant level of investment in research and development and anticipates actual spending in fiscal 1997 will increase.

        Sales and marketing expenses increased to $82 million in fiscal 1996, an increase of 39% over fiscal 1995. As a percentage of net revenues, fiscal 1996 sales and marketing expenses were 13% in both fiscal 1996 and fiscal 1995. The increase in actual spending was a result of advertising and promotional programs aimed at generating demand in the consumer and enterprise computer markets and increased staffing levels to support the continued growth of the Company. The Company's promotional and advertising programs have allowed it to leverage its brand image around the globe. The Company believes that sales and marketing expenditures will increase in fiscal 1997 primarily to support its existing products as well as products resulting from newer technologies.

        General and administrative expenses as a percentage of net revenues were consistent at

5% for both fiscal 1996 and fiscal 1995. Actual spending increased from fiscal 1995, primarily due to increased staffing to support the continued growth of the Company. The Company anticipates general and administrative expenditures will increase in fiscal 1997 to support its growth.

        During the year, the Company acquired Trillium Research, Inc. (Trillium), Future Domain Corporation (Future Domain), Incat Systems Software, USA, Inc. (Incat), and Power I/O, Inc. (Power I/O). These acquisitions were accounted for using the purchase method of accounting. Among the assets acquired was in-process technology, resulting in write-offs totaling $52 million. Excluding these write-offs, the Company's results of operations for fiscal 1996 were not materially affected by these acquisitions.

        Interest income, net of interest expense, was $12 million in fiscal 1996, an increase of $5 million over fiscal 1995. The increase was primarily due to the increase in cash and cash equivalents and marketable securities partially offset by lower interest expense.

        The Company's effective tax rate for fiscal 1996 was 25%, the same as fiscal 1995. During fiscal 1996, the Company concluded negotiations with the Singapore government extending the tax holiday for the Company's manufacturing subsidiary. The terms of the tax holiday provide that profits derived from certain products will be exempt from tax for a period of 10 years, subject to certain conditions. In addition, profits derived from the Company's remaining products will be taxed at a rate of 15%, which is lower than the statutory rate of 27%, through fiscal 1998.

        While the Company has experienced significant growth in revenues and profitability, various factors could adversely affect its results of operations in the future including its reliance on the high-performance microcomputer and server markets, changes in product mix, competitive pricing pressures, fluctuations in manufacturing yields, changes in technological standards, availability of components, changes in product costs, timing of new product introductions and market demand for these products, capacity for wafer fabrication, the accounting effect of acquisitions of other companies or businesses that the Company may make from time to time, or general economic downturns.

FISCAL 1995 COMPARED TO FISCAL 1994

Net revenues increased 25% to $466 million in fiscal 1995 from $372 million in fiscal 1994. The continued adoption of SCSI in personal computers (PCs) resulted in increased sales of the Company's SCSI host adapter products across all performance ranges. Additionally, demand for the Company's host adapters was driven by the growing use of file servers where SCSI usage approaches
100%. During fiscal 1995, the Company introduced several new IOware(R) solutions ranging from connectivity products for the single-user and small-office markets, to high-performance products for enterprise-wide computing and networked environments. The market acceptance of the Company's high-performance host adapters for the PCI local bus market resulted in the fastest product ramp in the Company's history. The Company's fiscal 1995 revenue from mass storage ICs was comparable to the prior year. The Company believes this was due to the timing of design win cycles at original equipment manufacturers (OEMs) coupled with significant fluctuations in demand experienced in the disk drive market. During fiscal 1995 the Company won key designs for next-generation products at major OEMs in the Pacific Rim.

        Gross margin of 56% in fiscal 1995 increased from 49% in fiscal 1994. Gross margin was favorably affected by the increased revenues from the Company's higher margin SCSI host adapters. The Company also continued to experience component cost reductions and manufacturing efficiencies, including the move of the IC production test facility to Singapore where costs are lower. This also allowed the Company to shorten the manufacturing cycle time and better serve its customers.

        Research and development expenditures in fiscal 1995 were $61 million, an increase of 52% over fiscal 1994. As a percentage of net revenues, research and development expenses increased to 13% in fiscal 1995 compared to 11% in fiscal 1994. This was primarily due to increased staffing levels. The Company continued to invest in its SCSI products, where it has captured a leadership position by improving system performance as the computer industry has become more I/O intensive with more powerful CPUs, multitasking operating systems, and a new generation of intelligent peripherals. While SCSI solutions remained the core of the Company's business, fiscal 1995 saw the Company broaden its portfolio of solutions to include ATM, RAID, serial I/O and infrared technology.

        Sales and marketing expenses increased to $59 million in fiscal 1995, an increase of 27% over fiscal 1994. As a percentage of net revenues, fiscal 1995 sales and marketing expenses were 13% compared to 12% in fiscal 1994. The increase in actual spending was a result of increased staffing levels to support the continued growth of the Company, including expansion of the Company's international sales and marketing infrastructure. Additionally, increases in advertising and promotional expenses were aimed at strategies to further accelerate and expand SCSI acceptance in the marketplace and drive demand for the Company's products.

        General and administrative expenses as a percentage of net revenues in fiscal 1995 were consistent with fiscal 1994 at 5%. Actual spending increased from fiscal 1994, primarily due to increased staffing to support the continued growth of the Company.

        Interest income, net of interest expense, was $7 million in fiscal 1995, an increase of $3 million over fiscal 1994. The increase was primarily due to the increase in cash and cash equivalents and marketable securities coupled with slightly higher average yields on cash and investment balances.

        The Company's effective tax rate for fiscal 1995 was 25%, the same as fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities Net cash generated from operating activities during fiscal 1996 was $103 million compared to $118 million in fiscal 1995. This aggregate decrease was a result of the increase in the Company's current assets to support its overall growth. During fiscal 1996, the majority of funds generated from operations resulted from $103 million of net income adjusted by non-cash items including a non-recurring write-off of acquired in-process technology (net of taxes) of $40 million and depreciation and amortization of $18 million. Additionally contributing to favorable operating cash flows was an increase in accrued liabilities of $22 million reflecting the overall growth of the Company. Offsetting these were increases in current assets, excluding cash and investments, of $60 million. This increase in assets primarily resulted from the Company's continued overall growth.

        During fiscal 1996, the Company signed an agreement with Taiwan Semiconductor Manufacturing Co., Ltd. (TSMC) that will ensure availability of a portion of the Company's wafer capacity for both current and future technologies. The agreement, which runs through 2001, provides the Company with a guarantee of increased capacity for wafer fabrication in return for advance payments of $20 million during fiscal 1996 relating to this agreement. This agreement is in addition to an existing contract with TSMC for guaranteed supply and technology.

        During fiscal 1995, the majority of funds generated from operations resulted from $93 million of net income adjusted by non-cash items including depreciation and amortization of $16 million. Also contributing to favorable cash flows was a decrease in net inventories of $7 million and increases in accrued liabilities and accounts payable of $7 million. During fiscal 1995, the Company paid an additional advance payment on a deposit and supply agreement to support its silicon wafer requirements.

        During fiscal 1994, the Company's net cash generated from operating activities primarily resulted from $59 million of net income adjusted by non-cash items including depreciation and amortization of $11 million. An increase in accrued liabilities of $9 million also contributed to positive cash flows. These items were mainly offset by increases in accounts receivable and other assets totaling $24 million.

        Investing Activities. The Company made payments of $31 million in connection with the acquisitions of Trillium, Future Domain, and Power I/O during the year. Additionally, the Company acquired Incat through the issuance of 385,000 shares of common stock with a fair market value of $17 million.
Also in fiscal 1996, the Company continued to invest in equipment for product development and manufacturing to support increased demand for its products and future business requirements. Additionally, to provide for future growth the Company purchased land for $12 million.

        During fiscal years 1996, 1995, and 1994, the Company continued to invest significant amounts of funds in marketable securities consisting mostly of highly rated municipal instruments.

        During the 1997 fiscal year, the Company anticipates it will invest approximately $75 million in equipment for future product innovation and development as well as land and facilities to support its growth. Also, during fiscal 1996, the Company signed an agreement with AT&T Corporation (AT&T), acting through its Microelectronics business division, that will ensure availability of a portion of the Company's wafer capacity for both current and future technologies. This contract, which runs through 2001, provides the Company with a guaranteed supply of wafers in return for an investment in fabrication equipment of up to $25 million for AT&T's fabrication facility located in Madrid, Spain. The sources for capital expenditures are expected to be funds generated from operations and available sources of financing as well as working capital presently on hand.

        Subsequent to year end, the Company acquired certain assets and the ongoing business of Western Digital's Connectivity Solutions Group (CSG) which primarily designs, manufactures and markets controller ICs for high-capacity disk drives. In connection with the acquisition, the Company was assigned capacity for wafer fabrication. The Company paid $33 million cash for CSG and will pay future consideration based on certain performance criteria. The Company will account for this acquisition using the purchase method of accounting and will evaluate the allocation of the purchase price to assets acquired, which includes in-process technology that will be written off. The results of operations for CSG were immaterial relative to the Company's financial statements.

        Financing Activities. During fiscal 1996, the Company continued to receive proceeds from the issuance of common stock under its Employee Stock Option and Employee Stock Purchase Plans totaling $27 million. Also, the Company repurchased 260,000 shares of its common stock through open market transactions totaling $8 million. In fiscal 1995, two million shares totaling $37 million were repurchased. In connection with the TSMC agreement, the Company also issued a $46 million note payable due in June 1996.

        Subsequent to year end, the Company acquired all of the outstanding capital stock of Cogent Data Technologies, Inc. (Cogent) in a $68 million stock transaction. Cogent provides high-performance Fast Ethernet products for the networking market. The Company will record this acquisition using the pooling method of accounting and will record acquired assets and assumed liabilities at their book values as of the acquisition date. The results of operations for Cogent for the three year period ended March 31, 1996 were immaterial relative to the Company's financial statements.

        The Company has an unsecured $17 million revolving line of credit under which there were no outstanding borrowings as of March 31, 1996. The Company's liquidity is affected by various factors, some based on its continuing operations of the business and others related to the industry and global economies. Although the Company's cash situation will fluctuate based on the timing of these factors, the Company believes that existing working capital combined with expected cash generated from operations and available sources of bank and equipment financing will be sufficient to meet its cash requirements throughout fiscal 1997.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

Year Ended March 31                                   1996       1995       1994
                                                  --------   --------   --------
Net revenues  . . . . . . . . . . . . . . . . . . $659,347   $466,194   $372,245
Cost of revenues  . . . . . . . . . . . . . . . .  275,939    205,596    189,526
                                                  --------   --------   --------
  Gross profit  . . . . . . . . . . . . . . . . .  383,408    260,598    182,719
                                                  --------   --------   --------
Operating expenses
  Research and development. . . . . . . . . . . .   87,628     60,848     39,993
  Sales and marketing . . . . . . . . . . . . . .   81,548     58,737     46,192
  General and administrative  . . . . . . . . . .   35,784     23,229     19,399
  Write-off of acquired in-process technology . .   52,313         --         --
                                                  --------   --------   --------
                                                   275,273    142,814    105,584
                                                  --------   --------   --------
  Income from operations  . . . . . . . . . . . .  126,135    117,784     77,135
                                                  --------   --------   --------
Shareholder settlement  . . . . . . . . . . . . .       --         --     (2,409)
Interest income . . . . . . . . . . . . . . . . .   12,694      7,932      5,183
Interest expense  . . . . . . . . . . . . . . . .     (840)    (1,179)    (1,306)
                                                  --------   --------   --------
                                                    11,854      6,753      1,468
                                                  --------   --------   --------
  Income before income taxes  . . . . . . . . . .  137,989    124,537     78,603
Provision for income taxes  . . . . . . . . . . .   34,614     31,135     19,653
                                                  --------   --------   --------
  Net income  . . . . . . . . . . . . . . . . . . $103,375   $ 93,402   $ 58,950
                                                  --------   --------   --------
Net income per share  . . . . . . . . . . . . . . $   1.89   $   1.75   $   1.10
                                                  --------   --------   --------
Weighted average number of common and
  common equivalent shares outstanding  . . . . .   54,569     53,357     53,602
                                                  --------   --------   --------

See accompanying notes.

                          CONSOLIDATED BALANCE SHEETS

                                  IN THOUSANDS

As of March 31                                                    1996            1995
                                                                --------        --------
Assets
Current assets
  Cash and cash equivalents. . . . . . . . . . . . . . . . . .  $ 91,211        $ 66,835
  Marketable securities. . . . . . . . . . . . . . . . . . . .   204,283         179,911
  Accounts receivable, net of allowance for doubtful
    accounts of $4,220 in 1996 and $4,431 in 1995. . . . . . .    89,487          56,495
  Inventories. . . . . . . . . . . . . . . . . . . . . . . . .    55,028          31,712
  Prepaid expenses and other . . . . . . . . . . . . . . . . .    25,271          15,519
                                                                --------        --------
      Total current assets . . . . . . . . . . . . . . . . . .   465,280         350,472
Property and equipment, net. . . . . . . . . . . . . . . . . .    92,778          67,863
Other assets . . . . . . . . . . . . . . . . . . . . . . . . .    88,428          17,373
                                                                --------        --------
                                                                $646,486        $435,708
                                                                ========        ========
Liabilities and Shareholders' Equity
Current liabilities
  Current portion of long-term debt. . . . . . . . . . . . . .  $  3,400        $  3,400
  Note payable . . . . . . . . . . . . . . . . . . . . . . . .    46,200              --
  Accounts payable . . . . . . . . . . . . . . . . . . . . . .    23,974          22,008
  Accrued liabilities. . . . . . . . . . . . . . . . . . . . .    56,717          31,006
                                                                --------        --------
      Total current liabilities. . . . . . . . . . . . . . . .   130,291          56,414
                                                                --------        --------
Long-term debt, net of current portion . . . . . . . . . . . .     4,250           7,650
                                                                --------        --------
Commitments (Note 7)
Shareholders' equity
  Preferred stock
    Authorized shares, 1,000
    Outstanding shares, none . . . . . . . . . . . . . . . . .        --              --
  Common stock
    Authorized shares, 200,000
    Outstanding shares, 53,020 in 1996 and 51,677 in 1995. . .   182,932         140,191
  Retained earnings. . . . . . . . . . . . . . . . . . . . . .   329,013         231,453
                                                                --------        --------
      Total shareholders' equity . . . . . . . . . . . . . . .   511,945         371,644
                                                                --------        --------
                                                                $646,486        $435,708
                                                                ========        ========

See accompanying notes.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  IN THOUSANDS

Year Ended March 31                                              1996            1995            1994
                                                             --------        --------        --------
Cash Flows From Operating Activities:
Net income . . . . . . . . . . . . . . . . . . . . . . . . . $103,375        $ 93,402        $ 58,950
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Write-off of acquired in-process technology,
    net of taxes . . . . . . . . . . . . . . . . . . . . . .   39,686              --              --
  Depreciation and amortization  . . . . . . . . . . . . . .   17,593          15,662          11,489
  Provision for doubtful accounts  . . . . . . . . . . . . .      250             150           2,069
  Changes in assets and liabilities:
    Accounts receivable  . . . . . . . . . . . . . . . . . .  (30,727)         (1,311)        (13,020)
    Inventories  . . . . . . . . . . . . . . . . . . . . . .  (20,516)          7,228          (5,563)
    Prepaid expenses . . . . . . . . . . . . . . . . . . . .   (8,973)            460          (5,470)
    Other assets . . . . . . . . . . . . . . . . . . . . . .  (19,111)         (4,107)        (11,478)
    Accounts payable . . . . . . . . . . . . . . . . . . . .     (167)          2,354          (2,781)
    Accrued liabilities  . . . . . . . . . . . . . . . . . .   21,969           4,251           8,867
                                                             --------        --------        --------
Net Cash Provided by Operating Activities  . . . . . . . . .  103,379         118,089          43,063
                                                             --------        --------        --------
Cash Flows From Investing Activities:
Purchase of Trillium, Future Domain and
  Power I/O, net of cash acquired  . . . . . . . . . . . . .  (31,177)             --              --
Investments in property and equipment  . . . . . . . . . . .  (39,748)        (31,576)        (17,314)
Investments in marketable securities, net  . . . . . . . . .  (24,372)        (32,291)        (20,250)
                                                             --------        --------        --------
Net Cash Used for Investing Activities . . . . . . . . . . .  (95,297)        (63,867)        (37,564)
                                                             --------        --------        --------
Cash Flows From Financing Activities:
Proceeds from issuance of common stock . . . . . . . . . . .   27,459          17,174          13,511
Repurchase of common stock . . . . . . . . . . . . . . . . .   (7,765)        (36,548)             --
Principal payments on debt . . . . . . . . . . . . . . . . .   (3,400)         (3,400)         (2,968)
                                                             --------        --------        --------
Net Cash Provided by (Used for) Financing Activities . . . .   16,294         (22,774)         10,543
                                                             --------        --------        --------
Net Increase in Cash and Cash Equivalents  . . . . . . . . .   24,376          31,448          16,042
  Cash and Cash Equivalents at Beginning of Year . . . . . .   66,835          35,387          19,345
                                                             --------        --------        --------
  Cash and Cash Equivalents at End of Year . . . . . . . . . $ 91,211        $ 66,835        $ 35,387
                                                             ========        ========        ========

See accompanying notes.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                  IN THOUSANDS

                                                Common Stock
                                             -----------------   Retained
                                             Shares     Amount   Earnings      Total
                                             ------   --------   --------   --------
Balance, March 31, 1993 . . . . . . . . . .  50,714   $124,806   $100,349   $225,155
Sale of common stock under employee
  purchase and option plans . . . . . . . .   1,577      7,728         --      7,728
Income tax benefit of employees' stock
  transactions  . . . . . . . . . . . . . .      --      5,783         --      5,783
Net income  . . . . . . . . . . . . . . . .      --         --     58,950     58,950
                                             ------   --------   --------   --------


Balance, March 31, 1994 . . . . . . . . . .  52,291    138,317    152,299    297,616
Sale of common stock under employee
  purchase and option plans . . . . . . . .   1,426     11,245         --     11,245
Income tax benefit of employees' stock
  transactions  . . . . . . . . . . . . . .      --      5,929         --      5,929
Repurchases of common stock . . . . . . . .  (2,040)   (15,300)   (21,248)   (36,548)
Net income  . . . . . . . . . . . . . . . .      --         --     93,402     93,402
                                             ------   --------   --------   --------


Balance, March 31, 1995 . . . . . . . . . .  51,677    140,191    231,453    371,644
Sale of common stock under employee
  purchase and option plans . . . . . . . .   1,218     16,512         --     16,512
Issuance of common stock in connection
  with acquisition  . . . . . . . . . . . .     385     17,232         --     17,232
Income tax benefit of employees' stock
  transactions  . . . . . . . . . . . . . .      --     10,947         --     10,947
Repurchases of common stock . . . . . . . .    (260)    (1,950)    (5,815)    (7,765)
Net income  . . . . . . . . . . . . . . . .      --         --    103,375    103,375
                                             ------   --------   --------   --------
Balance, March 31, 1996 . . . . . . . . . .  53,020   $182,932   $329,013   $511,945
                                             ------   --------   --------   --------


See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE ONE:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of intercompany transactions and balances. Foreign currency transaction gains and losses are included in income as they occur. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue Recognition. The Company recognizes revenue generally at the time of shipment or upon satisfaction of contractual obligations. The Company records provisions for estimated returns at the time of sale.

        Fair Value of Financial Instruments. The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the Company's financial instruments, including cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts shown for long-term debt also approximate fair value because current interest rates offered to the Company for debt of similar maturities are substantially the same.

        Marketable Securities. At March 31, 1996, the Company's marketable securities are classified as available for sale and are reported at fair market value which approximates cost. Marketable securities with maturities after one through three years totaled $153,996,000 with all remaining securities maturing less than one year. Realized gains and losses are based on the book value of the specific securities sold and were immaterial during fiscal 1996, 1995 and 1994.

        Concentration of Credit Risk. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade accounts receivable. The Company places its marketable securities primarily in municipal securities. The Company, by policy, limits the amount of credit exposure through diversification and investment in highly rated securities. Sales to customers are primarily denominated in U.S. dollars. As a result, the Company believes its foreign currency risk is minimal.

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

        Inventories. Inventories are stated at the lower of cost (first-in, first-out) or market.

        Property and Equipment. Property and equipment are stated at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets. During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121) which will be effective for the Company in fiscal
1997. The Company does not expect that adoption of SFAS 121 to have a material impact on its financial position or results of operations.

        Income Taxes. The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

        Net Income Per Share. Net income per share is computed under the treasury stock method using the weighted average number of common and common equivalent shares from dilutive options outstanding during the respective periods.

        Cash and Cash Equivalents. Cash and cash equivalents consist of funds in checking accounts, money market funds and marketable securities with original maturities of three months or less.

NOTE TWO: SUPPLEMENTAL FINANCIAL INFORMATION

Marketable Securities

IN THOUSANDS                                     1996       1995
                                             --------   --------
Municipal securities                . . .    $203,305   $169,972
U.S. Government securities and other  . .         978      9,939
                                             --------   --------
                                             $204,283   $179,911
                                             ========   ========

Inventories

IN THOUSANDS                                     1996       1995
                                              -------    -------
Raw materials . . . . . . . . . . . . . .     $23,415    $12,230
Work-in-process . . . . . . . . . . . . .      12,865      5,839
Finished goods  . . . . . . . . . . . . .      18,748     13,643
                                              -------    -------
                                              $55,028    $31,712
                                              =======    =======

Property and Equipment

IN THOUSANDS                          Life       1996       1995
                             -------------   --------   --------
Land                                    --   $ 25,154   $ 13,240
Buildings and improvements    5 - 40 years     20,328     18,088
Machinery and equipment        3 - 5 years     59,290     42,810
Furniture and fixtures         3 - 8 years     22,944     17,005
Leasehold improvements       Life of lease      5,245      3,968
                                             --------   --------
                                              132,961     95,111

Accumulated depreciation
  and amortization                            (40,183)   (27,248)
                                             --------   --------
                                             $ 92,778   $ 67,863
                                             --------   --------

Accrued Liabilities

IN THOUSANDS                               1996            1995
                                        -------         -------
Accrued compensation and
  related taxes                         $22,440         $15,740
Sales and marketing related               7,443           4,877
Tax related                              16,218           5,746
Other                                    10,616           4,643
                                        -------         -------
                                        $56,717         $31,006
                                        =======         =======

Supplemental Disclosures of Cash Flows

IN THOUSANDS               1996            1995            1994
                        -------         -------         -------
Interest paid           $   764         $ 1,125         $ 1,300
Income taxes paid       $32,869         $29,411         $14,927

NOTE THREE: LINE OF CREDIT

The Company has available an unsecured $17 million revolving line of credit which expires on December 31, 1997. Of the total line of credit available, $7 million has been issued as an irrevocable standby letter of credit to guarantee component purchases from a supplier (see Note 7) at a fee of 3/4% per annum. As of March 31, 1996, no borrowings were outstanding under this line of credit.
The Company may select its own method of interest payment on borrowings based upon the bank's CD rate plus one percent, Eurodollar rate plus one percent or prime lending rate. A commitment fee of 1/4% per annum is payable on the unused line of credit. In addition, the arrangement requires the Company to comply with certain financial covenants. The Company was in compliance with all such covenants as of March 31, 1996.

NOTE FOUR: LONG-TERM DEBT

The Company entered into a $17 million term loan agreement in June 1992 bearing interest at 7.65%, with principal and interest payable in quarterly installments of $850,000. All outstanding principal and accrued but unpaid interest is due and payable in June 1998. The arrangement requires the Company to comply with certain financial covenants. The Company was in compliance with all such covenants as of March 31, 1996.

NOTE FIVE: ACQUISITIONS

During fiscal 1996, the Company acquired all of the outstanding capital stock of Future Domain, Power I/O, Trillium, and Incat for $25 million, $7 million, $3 million, and 385,000 shares of the Company's common stock with a fair market value of $17 million, respectively. Also in connection with the Incat acquisition, the Company will pay consideration, contingent upon certain future performance criteria. These companies design and develop high-performance I/O products, networking technologies and software for recordable CD peripherals for both the consumer and enterprise computing markets.

        The Company accounted for these acquisitions using the purchase method of accounting, and excluding the aggregate $52 million write-off of purchased in-process technology from these companies, the aggregate impact on the Company's results of operations from the acquisition date was not material.

        The allocation of the Company's aggregate purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed was based on independent appraisals and is summarized as follows:

IN THOUSANDS
Tangible assets                                 $ 8,108
In-process technology                            52,313
Goodwill                                          8,200
                                                -------
Assets acquired                                  68,621
                                                -------
Accounts payable and accrued liabilities          3,125
Deferred tax liability                           12,627
                                                -------
Liabilities assumed                              15,752
                                                -------
Net assets acquired                             $52,869
                                                =======

        Subsequent to year end, the Company acquired certain assets and the ongoing business of Western Digital's Connectivity Solutions Group (CSG), which primarily designs, manufactures and markets controller ICs for high-capacity disk drives. In connection with the acquisition, the Company was assigned capacity for wafer fabrication. The Company paid $33 million cash for CSG and will pay future consideration based on certain performance criteria. The Company will account for this acquisition using the purchase method of accounting and will evaluate the allocation of the purchase price to assets acquired, which includes in-process technology that will be written off. The results of operations for CSG were immaterial relative to the Company's financial statements.

        Also subsequent to year end, the Company acquired all of the outstanding capital stock of Cogent Data Technologies, Inc. (Cogent) in a $68 million stock transaction. Cogent provides high-performance Fast Ethernet products for the networking market. The Company will record this acquisition using the pooling method of accounting and will record acquired assets and assumed liabilities at their book values as of the acquisition date. The results of operations for Cogent for the three year period ended March 31, 1996 were immaterial relative to the Company's financial statements.

NOTE SIX:  STOCK PLANS

1986 Employee Stock Purchase Plan. The Company has authorized 2,800,000 shares of common stock for issuance under the 1986 Employee Stock Purchase Plan (1986
Plan). Qualified employees may elect to have a certain percentage (not to exceed 10%) of their salary withheld pursuant to the 1986 Plan. The salary withheld is then used to purchase shares of the Company's common stock at a price equal to 85% of the market value of the stock at the beginning or ending of a three-month offering period, whichever is lower. Under this Plan, 139,275 shares were issued during fiscal 1996, representing approximately $4,578,000 in employee contributions.

        1990 Stock Plan. The Company's 1990 Stock Plan allows the Board of Directors to grant to employees, officers and consultants options to purchase common stock or other stock rights at exercise prices not less than 50% of the fair market value on the date of grant. The expiration of options or other stock rights is not to exceed ten years after the date of grant. To date, the Company has issued substantially all incentive and non-statutory stock options under this Plan at exercise prices of 100% of fair market value on the respective dates of grant. Generally, options vest and become exercisable over a four year period.

        Option activity under the 1990 Stock Plan is as follows:

                                                             Options Outstanding
                           Options              --------------------------------
                         Available                  Shares                 Price
                        ----------              ----------      ----------------
Balance,
  March 31, 1993         2,280,412               3,751,052      $ 2.47 to $13.88
  Authorized             2,000,000                      --                    --
  Granted               (1,837,500)              1,837,500      $11.31 to $21.38
  Exercised                     --                (859,513)     $ 2.47 to $15.44
  Terminated               330,662                (330,662)     $ 2.85 to $16.50
                        ----------              ----------      ----------------
Balance,
  March 31, 1994         2,773,574               4,398,377      $ 2.47 to $21.38
  Authorized             2,500,000                      --                    --
  Granted               (1,914,500)              1,914,500      $15.63 to $35.88
  Exercised                     --                (930,574)     $ 2.47 to $21.38
  Terminated               599,053                (599,053)     $ 2.84 to $27.63
                        ----------              ----------      ----------------
 Balance,
  March 31, 1995         3,958,127               4,783,250      $ 2.47 to $35.88
  Authorized             2,193,900                      --                    --
  Granted               (2,294,750)              2,294,750      $22.88 to $56.00
  Exercised                     --              (1,017,131)     $ 2.47 to $44.75
  Terminated               241,038                (241,038)     $ 3.06 to $45.75
                        ----------              ----------      ----------------
 Balance,
  March 31, 1996         4,098,315               5,819,831      $ 2.47 to $56.00
                        ==========              ==========      ================


        At March 31, 1996, there were 1,956,767 exercisable options under this Plan at prices ranging from $2.47 to $45.88 per share.

        1990 Directors' Option Plan. The 1990 Directors' Option Plan provides for the automatic grant to non-employee directors of non-statutory stock options to purchase common stock at the fair market value on the date of grant, which is generally the last day of each fiscal year except for the first grant to any newly elected director. Each current director receives an option at the end of each fiscal year for 10,000 shares, which vests and becomes exercisable over a four year period. Each newly elected director receives an initial option on the date of his or her appointment or election for 40,000 shares, which also vests and becomes exercisable over a four year period. The options expire five years after the date of grant.

        Option activity under the 1990 Directors' Option Plan is as follows:

                                                             Options Outstanding
                           Options              --------------------------------
                         Available                  Shares                 Price
                        ----------              ----------      ----------------
Balance,
  March 31, 1993            40,000                 157,500      $ 2.91 to $13.88
  Authorized               500,000                      --                    --
  Granted                  (50,000)                 50,000                $18.38
  Exercised                     --                  (5,000)               $ 2.91
                        ----------              ----------      ----------------
Balance,
  March 31, 1994           490,000                 202,500      $ 2.91 to $18.38
  Granted                  (50,000)                 50,000                $33.00
  Exercised                     --                 (21,250)     $ 2.91 to $13.88
                        ----------              ----------      ----------------
 Balance,
  March 31, 1995           440,000                 231,250      $ 2.91 to $33.00
  Granted                 (150,000)                150,000      $44.50 to $48.25
  Exercised                     --                 (55,000)     $ 2.91 to $18.38
                        ----------              ----------      ----------------
 Balance,
  March 31, 1996           290,000                 326,250      $ 7.69 to $48.25
                        ==========              ==========      ================

        At March 31, 1996 there were 93,750 exercisable options under this Plan at prices ranging from $7.69 to $33.00 per share.

        Rights Plan. The Company has reserved 120,000,000 shares of common stock for issuance under the Rights Plan which was amended and restated as of June 30, 1992. Under this plan, shareholders will receive one Common Share Purchase Right ("Right") for each outstanding share of the Company's common stock. Each Right will entitle shareholders to buy one share of common stock at an exercise price of $50.00 per share. The Rights will trade automatically with shares of the Company's common stock. The Rights are not exercisable until ten days after a person or group announces acquisition of 20% or more of the Company's outstanding common stock or the commencement of a tender offer which would result in ownership by a person or group of 20% or more of the then outstanding common stock.

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

        At March 31, 1996, the Company has reserved the following shares of authorized but unissued common stock:

1986 Employee Stock Purchase Plan                   869,187
1990 Stock Plan                                   9,918,146
1990 Directors' Option Plan                         616,250
Rights Plan                                     120,000,000
                                                -----------
                                                131,403,583
                                                ===========

NOTE SEVEN: COMMITMENTS

The Company leases certain office facilities, vehicles and certain equipment under operating lease agreements that expire at various dates through fiscal 2001. As of March 31, 1996, the minimum future payments on existing leases totaled $7,290,000. Rent expense was approximately $3,715,000, $2,377,000 and $1,640,000 during fiscal 1996, 1995 and 1994, respectively.

        During fiscal 1996, the Company signed an agreement with TSMC totaling $66 million that ensures availability of a portion of the Company's wafer capacity for both current and future technologies. The agreement runs through 2001 providing the Company with a guarantee of increased capacity for wafer fabrication in return for advance payments. As of March 31, 1996, the Company made advance payments to TSMC totaling $20 million and has signed a $46 million promissory note payable which becomes due June 30, 1996. The majority of these amounts are included in other assets in the fiscal 1996 consolidated balance sheets.

        In addition to this agreement, the Company has an existing deposit and supply agreement with TSMC to secure supply of silicon wafers. Under the deposit and supply agreement, the Company has made deposits aggregating $14,650,000 which are classified as other assets in the accompanying consolidated balance sheets. These advances are repayable at the expiration of the agreement in June 1997. The supplier has provided an irrevocable standby letter of credit to the Company in an equal amount to guarantee the repayment of deposits made by the Company. Under the agreement, the Company is committed to minimum purchases of $19,800,000 and $4,950,000 in fiscal 1997 and 1998, respectively.

        During fiscal 1996, the Company signed an agreement with AT&T, acting through it Microelectronics business division, that will ensure availability of a portion of the Company's wafer capacity for both current and future technologies. This contract, which runs through 2001, provides the Company with a guaranteed supply of wafers at a specified level in return for an investment in fabrication equipment of up to $25 million for AT&T's fabrication facility located in Madrid, Spain. As of March 31, 1996 the Company has not made any payments in connection with this agreement.

NOTE EIGHT: INCOME TAXES

The components of income before income taxes for the years ended March 31 are as follows:

IN THOUSANDS                            1996       1995      1994
                                    --------   --------   -------
Domestic                            $ 57,882   $ 74,397   $54,972
Foreign                               80,107     50,140    23,631
                                    --------   --------   -------
Income before income taxes          $137,989   $124,537   $78,603
                                    ========   ========   =======

        The split of domestic and foreign income was impacted mainly by the acquisition related write-offs of in-process technology, which reduced domestic income by $52,313,000.

        The components of the provision for income taxes for the years ended March 31 are as follows:

IN THOUSANDS                            1996       1995      1994
                                     -------    -------   -------
Federal
   Current                           $22,066    $26,455   $13,899
   Deferred                           (4,263)      (311)    2,658
                                     -------    -------   -------
                                      17,803     26,144    16,557
                                     -------    -------   -------
Foreign
   Current                           $15,074    $ 1,106   $   317
   Deferred                           (1,491)        --        --
                                     -------    -------   -------
                                      13,583      1,106       317
                                     -------    -------   -------

State
   Current                           $ 3,611    $ 3,177   $ 3,474
   Deferred                             (383)       708      (695)
                                     -------    -------   -------
                                       3,228      3,885     2,779
                                     -------    -------   -------
Provision for income taxes           $34,614    $31,135   $19,653
                                     =======    =======   =======

        Significant components of the Company's deferred tax assets, included in prepaid expenses in the accompanying consolidated balance sheets as of March 31 are as follows:

IN THOUSANDS                                               1996            1995
                                                        -------         -------
Inventory reserves                                      $ 3,426         $ 1,048
State taxes                                               1,323             990
Bad debt reserve                                          1,901           1,829
Compensatory accruals                                     5,091           4,355
Various expense accruals                                  5,581           3,725
Other, net                                                  764               2
                                                        -------         -------
Net deferred tax assets                                 $18,086         $11,949
                                                        =======         =======

        The provision for income taxes differs from the amount computed by applying the federal statutory tax rate to income before income taxes for the years ended March 31 as follows:

                                           1996            1995            1994
                                        -------         -------         -------
Federal statutory rate                     35.0%           35.0%           35.0%
State taxes, net of federal
  benefit                                   2.7             2.2             2.9
Foreign subsidiary income at
  other than the U.S. tax rate            (11.8)           (9.9)          (10.5)
Tax-exempt interest income
  net                                      (2.1)           (1.7)           (1.6)
Other                                       1.3             (.6)            (.8)
                                        -------         -------         -------
Effective income tax rate                  25.1%           25.0%           25.0%
                                        =======         =======         =======

        The Company's effective tax rate for fiscal 1996 was 25%, the same as fiscal 1995 and 1994. During fiscal 1996, the Company concluded negotiations with the Singapore government extending the tax holiday for the Company's manufacturing subsidiary. The terms of the tax holiday provide that profits derived from certain products will be exempt from tax for a period of 10 years, subject to certain conditions. In addition, profits derived from the Company's remaining products will be taxed at a rate of 15%, which is lower than the statutory rate of 27%, through fiscal 1998. As of March 31, 1996, the Company had not accrued income taxes on $186,100,000 of accumulated undistributed earnings of its Singapore subsidiary, as these earnings will be reinvested indefinitely.

NOTE NINE:  SEGMENT INFORMATION

Adaptec operates in the microcomputer input/output industry and is a leading supplier of high-performance intelligent subsystems and associated software and very large-scale integrated circuits used to control the flow of data between a microcomputer's CPU and its peripherals. The Company focuses its worldwide marketing efforts on major OEM customers through its direct sales force located in the United States, Europe and Far East and also sells through distributors and sales representatives in each of these geographic areas.

        Income from operations consists of net revenues less cost of revenues and operating expenses incurred in supporting the revenues of each geographic area. The Company's write-offs of acquired in-process technology are included in the corporate income from operations. All of the Company's identifiable assets are used to support the operations in each geographic area. Corporate assets include cash and cash equivalents, marketable securities, deferred tax assets and certain other assets. Intercompany sales are made at arms-length prices, and revenues for the European subsidiaries consist mainly of commissions earned in connection with obtaining foreign orders.

NOTE NINE: SEGMENT INFORMATION CONTINUED

                                              Singapore,                       Adjustments
                                    United     Far East,                               and   Consolidated
IN THOUSANDS                        States        Other   Europe  Corporate   Eliminations          Total
                                  --------    ---------   ------  ---------   ------------   ------------
Fiscal 1996
Revenues
   Sales to customers             $609,060     $ 49,211   $1,076   $     --          --      $659,347
   Intercompany sales between
      geographical areas             7,205      399,036    6,175         --    (412,416)           --
                                  --------     --------   ------   --------   ---------      --------
   Net revenues                   $616,265     $448,247   $7,251   $     --   $(412,416)     $659,347
                                  ========     ========   ======   ========   =========      ========
Income from operations             100,838       76,942      668    (52,313)         --       126,135
Identifiable assets                201,128      259,179    2,644    322,910    (139,375)      646,486

Fiscal 1995
Revenues
   Sales to customers             $464,707     $  1,487   $   --   $     --          --      $466,194
   Intercompany sales between
      geographical areas            10,401      191,360    3,905         --    (205,666)           --
                                  --------     --------   ------   --------   ---------      --------
   Net revenues                   $475,108     $192,847   $3,905   $     --   $(205,666)     $466,194
                                  ========     ========   ======   ========   =========      ========
Income from operations              68,594       48,847      343         --          --       117,784
Identifiable assets                122,097      123,044    1,070    262,383     (72,886)      435,708

Fiscal 1994
Revenues
   Sales to customers             $371,863     $    382   $   --   $     --          --      $372,245
   Intercompany sales between
      geographical areas            10,344      119,305    2,375         --    (132,024)           --
                                  --------     --------   ------   --------   ---------      --------
   Net revenues                   $382,207     $119,687   $2,375   $     --   $(132,024)     $372,245
                                  ========     ========   ======   ========   =========      ========
Income from operations              53,945       23,074      116         --          --        77,135
Identifiable assets                153,340       74,512      347    207,591     (77,315)      358,475

        Export Revenues. The following table represents export revenues by geographic region as a percentage of total revenues:

                                1996    1995    1994
                                ----    ----    ----
Singapore, Far East, Other        32%     37%     38%
Europe                            24      25      20
                                ----    ----    ----
                                  56%     62%     58%
                                ====    ====    ====

Major Customers. In fiscal 1996, sales to one distributor represented 10% of net revenues. In fiscal 1995 and 1994, no customer accounted for more than 10% of net revenues.

NOTE TEN: LEGAL MATTERS

A class action lawsuit alleging federal securities law violations and negligent misrepresentation was filed against the Company, its directors, and certain of its officers on February 21, 1991. That action was settled by letter agreement on July 29, 1993. The Company has made all payments required under the terms of the letter agreement. Final settlement of the class action lawsuit was made on May 15, 1995 pursuant to the Court's final judgment and order of dismissal.

NOTE ELEVEN: COMPARATIVE QUARTERLY FINANCIAL DATA UNAUDITED

Summarized quarterly financial data is as follows:

IN THOUSANDS,                                                           QUARTERS
EXCEPT PER SHARE AMOUNTS                           FIRST          SECOND           THIRD          FOURTH            YEAR
                                                --------        --------        --------        --------        --------
Fiscal 1996
Net revenues                                    $138,025        $149,110        $176,187        $196,025        $659,347
Gross profit                                      81,359          86,451         101,986         113,612         383,408
Net income*                                       31,163             557          30,587          41,068         103,375
Net income per share*                           $    .58        $    .01        $    .56        $    .75        $   1.89
Weighted average shares outstanding               53,942          54,461          54,792          55,061          54,569

*The second and third quarters of fiscal 1996 include write-offs of acquired in-process technology, net of taxes, totaling $33 million and $7 million, respectively.

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

                              REPORT OF MANAGEMENT

Management is responsible for the preparation and integrity of the consolidated financial statements and other financial information presented in the annual report. The accompanying financial statements were prepared in conformity with generally accepted accounting principles and as such include some amounts based on management's best judgments and estimates. Financial information in the annual report is consistent with that in the financial statements.

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


[SIG]
F. Grant Saviers
President and Chief Executive Officer


[SIG]
Paul G. Hansen
Vice President, Finance and
Chief Financial Officer


[SIG]
Christopher G. O'Meara
Vice President and Treasurer


[SIG]
Andrew J. Brown
Corporate Controller and
Principal Accounting Officer

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Adaptec, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Adaptec, Inc. and its subsidiaries at March 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The financial statements of Adaptec, Inc. as of and for the year ended March 31, 1994 were audited by other independent accountants whose report dated April 25, 1994 expressed an unqualified opinion on those statements.


PRICE WATERHOUSE LLP
San Jose, California
April 22, 1996

                            SELECTED FINANCIAL DATA
                     IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                                    1996            1995            1994            1993            1992
                                                --------        --------        --------        --------        --------
Statement of Operations Data
Year Ended March 31
  Net revenues . . . . . . . . . . . . . . . .  $659,347        $466,194        $372,245        $311,339        $150,315
  Cost of revenues . . . . . . . . . . . . . .   275,939         205,596         189,526         174,179          84,549
                                                --------        --------        --------        --------        --------
    Gross profit . . . . . . . . . . . . . . .   383,408         260,598         182,719         137,160          65,766
                                                --------        --------        --------        --------        --------
  Operating expenses
    Research and development . . . . . . . . .    87,628          60,848          39,993          26,324          17,514
    Sales and marketing  . . . . . . . . . . .    81,548          58,737          46,192          32,525          21,338
    General and administrative . . . . . . . .    35,784          23,229          19,399          15,568          10,517
    Write-off of acquired in-process
      technology . . . . . . . . . . . . . . .    52,313              --              --              --              --
                                                --------        --------        --------        --------        --------
                                                 257,273         142,814         105,584          74,417          49,369
                                                --------        --------        --------        --------        --------
Net income . . . . . . . . . . . . . . . . . .  $103,375        $ 93,402        $ 58,950        $ 49,390        $ 14,614
                                                --------        --------        --------        --------        --------
Net Income Per Share
  Net income per share . . . . . . . . . . . .  $   1.89        $   1.75        $   1.10        $    .96        $    .35
  Weighted average shares outstanding             54,569          53,357          53,602          51,652          41,664
                                                --------        --------        --------        --------        --------
Balance Sheet Data as of March 31
  Working capital  . . . . . . . . . . . . . .  $334,989        $294,058        $243,451        $191,693        $105,671
  Total assets . . . . . . . . . . . . . . . .   646,486         435,708         358,475         282,896         138,614
  Long-term debt, net of current portion . . .     4,250           7,650          11,050          14,450             423
  Shareholders' equity . . . . . . . . . . . .   511,945         371,644         297,616         225,155         117,742

Common Stock Prices and Dividends. The Company's common stock is traded in the over-the-counter market under the NASDAQ symbol ADPT. The following table sets forth the range of the high and low prices by quarter as reported by the NASDAQ National Market System.

                                1996                            1995
                        High            Low             High            Low
                        ----            ---             ----            ---
First quarter . . . . . $39-7/8         $29-1/4         $19-1/2         $14
Second quarter  . . . .  47-1/4          34-1/2          21-1/4          16-1/4
Third quarter . . . . .  48-3/8          35-5/8          24-3/4          17-1/4
Fourth quarter  . . . .  56-3/8          35-1/8          37              21-3/4

        In March 1992 and January 1994, the Company's Board of Directors approved a two-for-one-split of its common stock. The above net income per share information has been adjusted to reflect the stock splits.

        At March 31, 1996, there were 724 holders of record of the Company's common stock. The Company has not paid cash dividends on its common stock and does not currently plan to pay cash dividends to its shareholders in the near future.

                             CORPORATE INFORMATION

BOARD OF DIRECTORS         Daniel W. Bowman               HEADQUARTERS                 COMMON STOCK
                           Vice President,                                             The Company's stock is traded
John G. Adler              Administration                 691 S. Milpitas Blvd.        on the National Market System
Chairman of the Board                                     Milpitas, CA 95035           under the NASDAQ symbol
                           Andrew J. Brown                (408) 945-8600               ADPT.
Laurence B. Boucher        Corporate Controller and
Chairman of the Board,     Principal Accounting Officer   SUBSIDIARIES                 ANNUAL MEETING OF
Auspex Systems, Inc.                                                                   SHAREHOLDERS
                           Michael G. Fisher              Adaptec Mfg. (S) Pte. Ltd.
Carl J. Conti              Vice President and             Block 1003                   The annual meeting will be held
Independent Management     General Manager                Bukit Merah Central #07-09   Thursday, August 22, 1996 at
Consultant                                                Singapore 159836             9:30 a.m. PDT at Adaptec's
                           John D. Hamm                   (011-65) 278-7300            Milpitas site, located at
John C. East               Vice President and                                          500 Yosemite Drive, Milpitas
President and Chief        General Manager                Adaptec GmbH                 California.
Executive Officer,                                        Munchner Strasse 19
Actel Corp.                Paul G. Hansen                 85540 Haar                   FORM 10-K
                           Vice President, Finance and    Germany
Robert J. Loarie           Chief Financial Officer        (011-49) 89-456-4060         A copy of the Company's
General Partner,           (Assistant Secretary)                                       Form 10-K, as filed with the
Morgan Stanley Venture                                    Adaptec Europe SA            Securities and Exchange
Partners, L.P.             Sam Kazarian                   Dreve Richelle 161           Commission, is available on
                           Vice President, Operations     Building A, 2nd Floor        request without charge by
B.J. Moore                                                B-1410 Waterloo              calling (800) 934-2766 or by
Independent Management     Christopher G. O'Meara         Belgium                      accessing Adaptec's World
Consultant                 Vice President and Treasurer   (011-32) 2-352-3411          Wide Web Home Page at
                                                                                       http://www.adaptec.com
W. Ferrell Sanders         S. Sundaresh                   Adaptec Japan Ltd.
General Partner,           Vice President and             Kioicho Hills, 4F            QUARTERLY SHAREHOLDER
Asset Management Co.       General Manager                3-32 Kioicho                 INFORMATION
                                                          Chiyoda-ku, Tokyo 102
F. Grant Saviers           Henry P. Massey, Jr.           Japan                        Quarterly financial press releases
President and Chief        Secretary                      (011-81) 35-276-9882         and Form 10-Qs are available
Executive Officer                                                                      on request without charge by
                           VICE PRESIDENTS                INDEPENDENT                  calling (800) 934-2766 or by
Phillip E. White                                          ACCOUNTANTS                  accessing Adaptec's World
Chairman of the Board,     Paulette Altmaier                                           Wide Web Home Page at
President and Chief        Robert J. Beckwith             Price Waterhouse LLP         http://www.adaptec.com
Executive Officer,         Richard J. Clayton             San Jose, California
Informix Software, Inc.    Alva Dee Cravens                                            FINANCIAL LITERATURE
                           Richard S. Gourley             LEGAL COUNSEL                HOT LINE
EXECUTIVE OFFICERS         Drew Hoffman
                           Gary Law                       Wilson, Sonsini,             (800) 934-2766
John G. Adler              Kok Yong Lim                   Goodrich & Rosati
Chairman of the Board      John P. Livingston             Palo Alto, California        WORLD WIDE WEB
                           Dolores Marciel                                             HOME PAGE
F. Grant Saviers           Clayton L. Marr                TRANSER AGENT
President and Chief        Francis Massera                AND REGISTRAR                http://www.adaptec.com
Executive Officer          Alicia J. Moore
                           Joseph F. Pleso                ChaseMellon                  Copyright 1996 Adaptec, Inc. All rights
Robert N. Stephens         James R. Scmidt                Shareholder Services         reserved. Adaptec, the Adaptec logo,
Chief Operating Officer    William J. Smithson            San Francisco, California    I0ware, CI/O and EZ-SCSI are
                                                          (800) 356-2017               trademarks of Adaptec, Inc. which may
                                                                                       be registerd in some jurisdictions. Firewire
                                                                                       is a trademark of Apple Computer, Inc.
                                                                                       used under license. All other trademarks
                                                                                       used are owned by their respective owners.

                            ADAPTEC IN THE COMMUNITY

                            PROVIDING OPPORTUNITIES

Wally and Molly are the information users of tomorrow. But they are the children of today, and often children need our help. Adaptec believes in the importance of giving back to the communities where Wally and Molly are growing and learning. In fiscal 1996 we helped the groups and agencies below in their efforts to make our world more livable for children.

        Through our commitment to children, Adaptec in fiscal 1997 is making a special $150,000 donation to support literacy and reading programs to help children get a head start on their futures.

                         The Children's Health Council
                             Make-A-Wish Foundation
                                   United Way
                         The Tech Museum of Innovation
               Leavey School of Business, Santa Clara University
          Reading Research Center, Mission San Jose Elementary School
                               Junior Achievement
                            Second Harvest Food Bank
                             Ronald McDonald House
                          Leukemia Society of America
                              Adaptec Scholarship
                         Indian Peaks Elementary School
                              Milpitas High School
                           San Jose State University
                         Bellarmine College Preparatory
                       Girl Scouts of Santa Clara County
                        Los Altos Educational Foundation
                                  Keys School

                                     [LOGO]
                                    AADAPTEC


                             ADAPTEC, INCORPORATED
                          691 SOUTH MILPITAS BOULEVARD
                          MILPITAS, CALIFORNIA  95035


                                   847000-011

                          ADAPTECH 1996 ANNUAL REPORT