Form 10-K, Exhibit 13
period 1998-03-31
ADAPTEC INC
filed 1998-06-26
CIK 709804

                                                                    EXHIBIT 13.1


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

The Company's net revenues increased 8% to $1,007 million in fiscal 1998, 42% to $934 million in fiscal 1997 and 41% to $659 million in fiscal 1996. The increase in net revenues has been primarily attributable to increased shipments of the Company's host adapters. This has reflected growth in the high-performance microcomputer markets, demand for SCSI in the client/server environment, the ongoing deployment of sophisticated operating systems and an increase in the use of diverse peripherals such as high capacity hard drives, scanners and optical drives. While net revenues and shipments of the Company's host adapters and ASICs increased year over year between the 1996 and 1998 fiscal years, net revenues for the fourth quarter of fiscal 1998 decreased 23% compared with revenues for the fourth quarter of 1997. This decrease was primarily due to lower sales of the Company's SCSI host adapters and peripheral technology solutions. The demand for SCSI has been adversely impacted by the trend to lower priced PCs for mainstream corporate desktop applications as well as enhancements to the EIDE standard which is used predominantly in the desktop market. The Company believes that the resulting shift of corporate buying towards lower cost, more limited function PCs has been fueled by the delay in the introduction of Windows NT 5.0 and Windows 98 and by the redirection of corporate management information systems budgets towards resolving the Year 2000 issue and investing in backbone network infrastructure. Net revenues from sales of the Company's peripheral technology solutions have been adversely impacted by the turbulent disk drive market and the recent instability in the Asian markets. The Company presently expects that its sales growth is unlikely to resume before the third quarter of fiscal 1999 at the earliest.

Gross margin in fiscal 1998 was 61% compared to 58% in both the 1997 and 1996 fiscal years. Gross margin in fiscal 1998 increased from fiscal 1997 primarily due to proportionally greater shipments of the Company's higher margin SCSI host adapters. Gross margins also increased due to the Company's continued focus on component cost reductions and on improving manufacturing efficiencies.

Research and development expenditures in fiscal 1998 increased as a percentage of revenues to 17% compared with 14% and 13% for the 1997 and 1996 fiscal years, respectively. The percentage increase between fiscal 1997 and 1998 was primarily due to lower than expected revenues for fiscal 1998. In absolute dollars, spending for the three fiscal years was $173 million, $129 million and $88 million, respectively. The increase in spending in fiscal 1998 was primarily a result of increased staffing levels to support the Company's commitment to invest in newer hardware and software solutions, including RAID and external storage, Fibre Channel, File Array and CD recordable software solutions.

Sales, marketing and administrative expenses in fiscal 1998 increased as a percentage of revenues to 22% compared with 17% and 18% for the 1997 and 1996 fiscal years, respectively. The percentage increase between fiscal 1997 and 1998 was primarily due to lower than expected revenues for fiscal 1998. Spending for the three fiscal years was $219 million, $163 million and $117 million, respectively. These increases in actual spending were primarily a result of increased staffing levels to support the Company's worldwide growth. In addition, the Company increased advertising and promotional programs aimed at leveraging the Company's brand image and generating demand for its products.

During fiscal 1997, the Company acquired complementary businesses recorded under the purchase method of accounting, resulting in an aggregate write-off of acquired in-process technology of approximately $90 million. Additionally, the Company acquired one business under the pooling-of-interests method of accounting. Professional fees totaling approximately $2 million were incurred in connection with the acquisition and have been included in "write-off of acquired in-process technology and other charges. The Company did not complete any acquisitions during fiscal 1998, but did enter into agreements to acquire Symbios, Inc. ("Symbios") and read channel technology from Analog Devices, Inc. ("ADI"). At March 31, 1998, these acquisitions were subject to regulatory approval. In addition, subsequent to March 31, 1998, the Company acquired Ridge Technologies. The Company believes that the integration of these acquisitions will result in higher research and development and sales, marketing and administrative expenditures in fiscal 1999. In addition, the Company anticipates that it will incur significant one time charges in connection with these acquisitions.

Interest income, net of interest expense for fiscal 1998 increased 94% from the prior fiscal year due to higher cash and balances during the year primarily as a result of cash generated by operations and proceeds received in connection with $230 million of Convertible Subordinated Notes that the Company issued in February 1997. The coupon interest rate associated with these notes is 4-3/4%.

The Company's effective tax rate for fiscal years 1998, 1997 and 1996 was 26%, 37% and 25%, respectively. Excluding the effect of write-offs in fiscal 1998 and write-offs of acquired in-process technology in fiscal 1997, the Company's effective tax rate was 25% in each of these fiscal years. The accounting for write-offs of acquired in-process technology changed in fiscal 1997 due to an interpretation of SFAS 109 that the Company adopted upon its issuance. In fiscal 1996, the Company was allowed to gross-up the acquired in-process technology and record a dollar-for-dollar credit against its tax provision, allowing the Company to maintain its 25% effective rate. The difference between the Company's 25% effective tax rate and the U.S. statutory rate is primarily due to income earned in Singapore where the Company is subject to a lower effective tax rate resulting from a tax holiday relating to certain of its products. The terms of the tax holiday provide that profits derived from certain products will be exempt from tax through 2006, subject to certain conditions.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES Net cash generated from operating activities during fiscal 1998 was $245 million compared to $245 million in fiscal 1997 and $116 million in fiscal 1996. Cash from operating activities for fiscal 1998 was primarily attributable to net income of $173 million adjusted by non-cash items including the cumulative effect of a change in accounting principle of $9 million, depreciation and amortization of $43 million, provision for doubtful accounts of $4 million and impairment losses totaling $7 million. Increases in accounts receivable and inventories were largely offset by decreases in other assets and prepaid expenses and other and an increase in accounts payable.

Cash from operating activities for fiscal 1997 was primarily attributable to net income of $108 million adjusted by non-cash items including net write-off of acquired in-process technology of $89 million and depreciation and amortization of $29 million. Increases in accounts receivable and prepaid expenses and other were largely offset by increases in accounts payable and accrued liabilities. Cash generated from operating activities for fiscal 1996 was primarily a result of the overall growth of the Company's operations.

INVESTING ACTIVITIES Net cash used for investing activities during fiscal 1998 was $346 million compared to $221 million for fiscal 1997 and $97 million for fiscal 1996. During fiscal 1998 the Company purchased $240 million of marketable securities consisting primarily of municipal bonds, corporate bonds and government securities, all of which are of high investment grade. The Company also continued to make various building and leasehold improvements to its facilities and to invest in equipment for product development and manufacturing to support current and future business requirements. Purchases of property and equipment of $98 million during fiscal 1998 included $11 million for land located in Irvine, California. During fiscal 1999, the Company anticipates that it will invest approximately $70 million in property and equipment to support its growth. The Company may also make investments in "take or pay" prepayments to support future wafer requirements or in acquiring complimentary businesses, products or technologies.

During fiscal 1997, the Company made payments of $107 million, net of cash acquired, in connection with the acquisitions of Western Digital's Connectivity Solutions Group, CD-Recordable software technology from Corel, Inc., Data Kinesis Inc., Sigmax Technologies Inc., Toast CD-R technology for the Macintosh platform, and certain assets of Skipstone, Inc.. Additionally, the Company acquired Cogent Data Technologies, Inc. in a transaction accounted for as a pooling of interest through the issuance of 3 million shares of its common stock. During fiscal 1997, the Company purchased property and equipment totaling $88 million and entered into an agreement with Lucent Technologies, Inc. ("Lucent") to sell $21 million of equipment that it had previously purchased in connection with a separate agreement that ensured availability of certain levels of wafer capacity from Lucent. The new agreement canceled the initial capacity agreement and required Lucent to purchase the equipment from the Company in fiscal 1998.

FINANCING ACTIVITIES During fiscal 1998 financing activities provided $10 million compared to $203 million provided during fiscal 1997 and $5 million during fiscal 1996. Cash provided by financing activities during fiscal 1998 and fiscal 1996 was primarily through the issuance of common stock to employees through its stock option and employee stock purchase plans for $39 million and $16 million, respectively, offset in both years by repurchases of stock and payments on debt.

Advance payments totaling $18 million were made in fiscal 1998 against a promissory note for $35 million in connection with an agreement with Taiwan Semiconductor Manufacturing Co., Ltd. ("TSMC") whereby the Company will make advance payments totaling $35 million to secure additional wafer capacity for future technology through 2001. In addition the Company made payments in fiscal 1998 totaling $3 million related to a term loan and repurchased common stock totaling $8 million.

During fiscal 1997, the Company issued $230 million of 4-3/4% Convertible Subordinated Notes due February 1, 2004, for which the Company received net proceeds of $224 million. The notes provide for semi-annual interest payments each February 1 and August 1, commencing on August 1, 1997. The holders of the notes will be entitled at any time on or after May 5, 1997 through maturity to convert the notes into common stock at a conversion price of $51.66 per share. The notes are redeemable, in whole or in part, at the option of the Company, at any time on or after February 3, 2000 at declining premiums to par. Debt issuance costs are being amortized ratably over the term of the notes. During fiscal 1997, the Company paid a $46 million short term note issued to TSMC in connection with an agreement to ensure increased wafer capacity for future technology through 2001. The Company also received proceeds from the issuance of common stock totaling $28 million under its Stock Option and Employee Stock Purchase Plans.

The Company has an unsecured $17 million revolving line of credit under which there were no outstanding borrowings as of March 31, 1998.

In February 1998, the Company entered into an agreement to purchase all of the outstanding stock of Symbios for approximately $768 million in cash. The completion of the Symbios acquisition is subject to regulatory approval. The Company anticipates arranging for two rounds of financing to fund the acquisition. The first round is expected to be a bank revolving loan for approximately $500 million to be available upon close of the acquisition. Following the close, the Company expects to undertake a public debt-offering for approximately $250 million. The proceeds of the debt offering would generally be used to pay down the bank loan. There can be no assurance that such financings will be available on favorable terms, or at all. The Company's liquidity is affected by various factors, some based on continuing operations of the business and others related to the industry and global economies. Although the Company's cash position will fluctuate based on the timing of these factors, the Company believes that existing working capital combined with expected cash generated from operations and available sources of financing will be sufficient to meet its cash requirements throughout fiscal 1999.

CHANGE IN ACCOUNTING POLICY

EITF 97-13 was issued in November 1997 and requires that business process reengineering costs be expensed as incurred. The transition provisions of EITF 97-13 require that companies that had previously capitalized such business process reengineering costs charge off any unamortized amounts as the cumulative effect of a change in accounting principle. The cumulative effect of the change to the Company was to decrease net income by $9 million.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose statements. The disclosure requirements of SFAS 130 are first expected to be reflected in the Company's first quarter of fiscal 1999 interim financial statements. In June 1997, the FASB issued SFAS No. 131 "Disclosures and Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. SFAS 131 will be first reflected in the Company's fiscal 1999 Annual Report. Adoption of SFAS 130 and SFAS 131 will not impact the Company's consolidated financial position, results of operations or cash flows.

In October 1997, the American Institute of Certified Public Accountants' ("AICPA") issued Statement of Position ("SOP") 97-2 "Software Revenue Recognition". This SOP supersedes SOP 91-1 "Software Revenue Recognition" and provides more stringent guidelines for revenue recognition. Adoption of this statement is not expected to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

MARKET RISK DISCLOSURE

At March 31, 1998, the Company's investment portfolio consisted of fixed income securities, excluding those classified as cash equivalents, of $470 million (see
Note 4 of Notes to Consolidated Financial Statements). These securities, are subject to interest rate risk and will decline in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels as of March 31, 1998, the decline in the fair value of the portfolio would not be material.

The Company's long term debt bears interest at a fixed rate while the note payable to TSMC bears no interest. Accordingly, an immediate 10% change in interest rates would not result in the Company's long-term debt or note payable to TSMC having any effect on the Company's results of operations.

The Company enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies. The Company does not use derivative financial instruments for trading or speculative purposes. Forward exchange contracts are denominated in the same currency as the underlying transaction (primarily Singapore dollars) and the terms of the forward foreign exchange contracts generally match the terms of the underlying transactions. The effect of an immediate 10% change in exchange rates on the forward exchange contracts would not be material to the Company's financial condition or results of operation.

YEAR 2000

The "Year 2000 issue" arises because most computer systems and programs were designed to handle only a two-digit year not a four-digit year. When the Year 2000 begins, these computers may interpret "00" as the year 1900 and could either stop processing date-related computations or could process them incorrectly. The Company has recently implemented new information systems and accordingly does not anticipate any internal Year 2000 issues from its own information systems, databases or programs. However, the Company could be adversely impacted by Year 2000 issues faced by major distributors, suppliers, customers, vendors and financial service organizations with which the Company interacts. The Company has sent surveys to certain third parties to determine whether they are Year 2000 compliant and is in the process of evaluating and following up on responses to determine the impact that third parties who are not Year 2000 compliant may have on the operations of the Company. The Company believes it is currently being impacted by the redirection of corporate management information system budgets towards resolving the Year 2000 issue. Continuation of this trend could lower the demand for the Company's products if corporate buyers defer purchases of high-end business PCs.

RISK FACTORS

This annual report may contain forward-looking statements regarding future events or the future performance of the Company. Actual events or results could, of course, differ materially. Various factors could adversely affect its results of operations in the future including its dependence on the high-performance microcomputer, server and peripherals markets, changes in product mix, competitive pricing pressures, changes in technological standards, dependence on wafer suppliers and other subcontractors, changes in product costs, certain risks associated with acquisitions of other companies or businesses that the Company may make from time to time, issues related to distributors, dependence on key personnel, risks associated with international operations, risks associated with implementation and utilization of new systems, and risks associated with intellectual property or general economic downturns. In addition, there can be no assurance that the Company will receive regulatory approval to consummate the Symbios acquisition nor can there be any assurance that financing required to fund the acquisition will be available on favorable terms, or at all. For a more complete discussion of these factors, please refer to the Business section of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1998 and the Company's other public filings it makes from time to time.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

Year Ended March 31,                                                 1998             1997             1996
                                                                 ------------     ------------     ------------
Net revenues                                                     $  1,007,293     $    933,868     $    659,347
Cost of revenues                                                      391,100          388,969          275,939
                                                                 ------------     ------------     ------------
   Gross profit                                                       616,193          544,899          383,408
                                                                 ------------     ------------     ------------
Operating expenses
     Research and development                                         172,522          128,530           87,628
     Sales, marketing, and administrative                             218,839          162,979          117,332
     Write-off of acquired in-process technology and other
       charges                                                             --           92,162           52,313
                                                                 ------------     ------------     ------------
                                                                      391,361          383,671          257,273
                                                                 ------------     ------------     ------------
     Income from operations                                           224,832          161,228          126,135
                                                                 ------------     ------------     ------------
Interest income                                                        32,899           13,297           12,694
Interest expense                                                      (12,402)          (2,744)            (840)
                                                                 ------------     ------------     ------------
                                                                       20,497           10,553           11,854
                                                                 ------------     ------------     ------------
   Income before income taxes and cumulative effect of a
     change in accounting principle                                   245,329          171,781          137,989

Provision for income taxes                                             63,452           64,220           34,614
                                                                 ------------     ------------     ------------
   Income before cumulative effect of a change in accounting
     principle                                                        181,877          107,561          103,375

Cumulative effect of a change in accounting principle, net of
   tax benefit                                                          9,000               --               --
                                                                 ------------     ------------     ------------
   Net income                                                    $    172,877     $    107,561     $    103,375
                                                                 ============     ============     ============
Net income per share:
   Basic
     Income before cumulative effect of a change in
       accounting principle                                      $       1.61     $       0.99     $       0.99
     Cumulative effect of a change in accounting principle               0.08               --               --
                                                                 ------------     ------------     ------------
                                                                 $       1.53     $       0.99     $       0.99
                                                                 ============     ============     ============
   Diluted
     Income before cumulative effect of a change in
       accounting principle                                      $       1.54     $       0.93     $       0.95
       Cumulative effect of a change in accounting principle             0.08               --               --
                                                                 ------------     ------------     ------------
                                                                 $       1.46     $       0.93     $       0.95
                                                                 ============     ============     ============
Shares used in computing net income per share:
       Basic                                                          113,172          108,456          104,136
       Diluted                                                        118,432          115,596          109,073
                                                                 ============     ============     ============

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

As of March 31,                                                        1998            1997
                                                                    ----------      ----------
ASSETS
Current assets
     Cash and cash equivalents                                      $  227,183      $  318,075
     Marketable securities                                             470,199         230,366
     Accounts receivable, net of allowance for doubtful
       accounts of $4,185 in 1998 and $5,098 in 1997                   132,526         123,303
       Inventories                                                      71,297          53,184
       Deferred income taxes                                            46,479          31,982
       Prepaid expenses and other                                       44,286          61,038
                                                                    ----------      ----------
       Total current assets                                            991,970         817,948

Property and equipment, net                                            194,798         141,599

Other assets                                                            88,461          83,947
                                                                    ----------      ----------
                                                                    $1,275,229      $1,043,494
                                                                    ==========      ==========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
     Current portion of long-term debt                              $      850      $    3,400
     Note payable                                                       17,640              --
     Accounts payable                                                   48,047          52,400
     Accrued liabilities                                                73,947          68,519
                                                                    ----------      ----------
       Total current liabilities                                       140,484         124,319
                                                                    ----------      ----------
Long-term debt, net of current portion                                 230,000         230,850
                                                                    ----------      ----------

Commitments and Contingencies (Note 11)

Stockholders' equity
     Preferred stock; $0.001 par value
       Authorized shares, 1,000; Series A shares,
         250 designated
       Outstanding shares, none                                             --              --
     Common stock; $0.001 par value
       Authorized shares, 400,000
       Outstanding shares, 113,981 in 1998 and 111,540 in 1997             114             112
     Additional paid-in capital                                        295,263         251,722
     Retained earnings                                                 609,368         436,491
                                                                    ----------      ----------
         Total stockholders' equity                                    904,745         688,325
                                                                    ----------      ----------
                                                                    $1,275,229      $1,043,494
                                                                    ==========      ==========

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Year Ended March 31,                                                   1998             1997             1996
                                                                    ----------       ----------       ----------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                          $  172,877       $  107,561       $  103,375

Adjustments to reconcile net income to net cash provided
   by operating activities:
     Cumulative effect of a change in accounting
       principle, net of tax                                             9,000               --               --
     Write-off of acquired in-process technology and other
       charges, net of taxes                                                --           88,691           39,686
     Depreciation and amortization                                      42,896           28,611           17,593
     Provision for doubtful accounts                                     4,000            1,000              250
     Write-down of goodwill and minority investments                     6,800               --               --
     Deferred income taxes                                             (14,497)         (13,896)          (6,137)
     Income tax benefit of employees' stock transactions                12,390           22,144           10,947
     Changes in assets and liabilities, net of the effect
       of acquisitions:
         Accounts receivable                                           (13,223)         (36,984)         (29,946)
         Inventories                                                   (18,113)          11,998          (20,516)
         Prepaid expenses and other                                     16,752           (3,878)          (3,617)
         Other assets                                                   22,130            3,329          (16,952)
         Accounts payable                                               (4,353)          25,968             (167)
         Accrued liabilities                                             8,428           10,948           21,969
                                                                    ----------       ----------       ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                              245,087          245,492          116,485
                                                                    ----------       ----------       ----------
CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of certain net assets in connection with acquisitions
   accounted for under the purchase method of accounting                    --         (107,214)         (31,177)
Investments in property and equipment, net                             (97,699)         (87,959)         (41,907)
Investments in marketable securities, net                             (239,833)         (26,083)         (24,372)
Purchase of minority investments                                        (8,560)              --               --
                                                                    ----------       ----------       ----------
NET CASH USED FOR INVESTING ACTIVITIES                                (346,092)        (221,256)         (97,456)
                                                                    ----------       ----------       ----------
CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of convertible debt                                  --          223,905               --
Payments of short-term note                                            (17,640)         (46,200)              --
Proceeds from issuance of common stock                                  38,921           28,323           16,512
Repurchases of common stock                                             (7,768)              --           (7,765)
Principal payments on debt                                              (3,400)          (3,400)          (3,400)
                                                                    ----------       ----------       ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                               10,113          202,628            5,347
                                                                    ----------       ----------       ----------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                   (90,892)         226,864           24,376

     CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                    318,075           91,211           66,835
                                                                    ----------       ----------       ----------
     CASH AND CASH EQUIVALENTS AT END OF YEAR                       $  227,183       $  318,075       $   91,211
                                                                    ==========       ==========       ==========

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS

Interest paid                                                       $   11,218       $      641       $      764
Income taxes paid                                                   $   58,537       $   67,118       $   32,869
                                                                    ----------       ----------       ----------

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

                                                Common Stock            Additional
                                          -------------------------       Paid-in       Retained
                                            Shares         Amount         Capital       Earnings         Total
                                          ----------     ----------     ----------     ----------     ----------
BALANCE, MARCH 31, 1995                      103,354     $      103     $  140,088     $  231,453     $  371,644
Sale of common stock under
   employee purchase and option plans          2,436              3         16,509             --         16,512
Issuance of common stock in connection
   with acquisition                              770              1         17,231             --         17,232
Income tax benefit of employees'
   stock transactions                             --             --         10,947             --         10,947
Repurchases of common stock                     (520)            (1)        (1,949)        (5,815)        (7,765)
Net income                                        --             --             --        103,375        103,375
                                          ----------     ----------     ----------     ----------     ----------
BALANCE, MARCH 31, 1996                      106,040            106        182,826        329,013        511,945
Sale of common stock under
   employee purchase and option plans          2,814              3         28,320             --         28,323
Issuance of common stock in connection
   with acquisition                            2,686              3         18,432            (83)        18,352
Income tax benefit of employees'
   stock transactions                             --             --         22,144             --         22,144
Net income                                        --             --             --        107,561        107,561
                                          ----------     ----------     ----------     ----------     ----------
BALANCE, MARCH 31, 1997                      111,540            112        251,722        436,491        688,325
Sale of common stock under
   employee purchase and option plans          2,791              3         38,918             --         38,921
Income tax benefit of employees'
   stock transactions                             --             --         12,390             --         12,390
Repurchases of common stock                     (350)            (1)        (7,767)            --         (7,768)
Net income                                        --             --             --        172,877        172,877
                                          ----------     ----------     ----------     ----------     ----------
BALANCE, MARCH 31, 1998                      113,981     $      114     $  295,263     $  609,368     $  904,745
                                          ==========     ==========     ==========     ==========     ==========

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of intercompany transactions and balances. Certain prior year amounts have been reclassified to conform to the current year presentation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. In March 1998, the Company was reincorporated in the State of Delaware. The accompanying consolidated financial statements have been retroactively restated to give effect to the reincorporation.

FOREIGN CURRENCY TRANSLATION

For foreign subsidiaries whose functional currency is the local currency, the Company translates assets and liabilities to U.S. dollars using year end exchange rates and translates revenues and expenses using average exchange rates during the year. Exchange gains and losses arising from translation of foreign entity financial statements are included as a component of stockholders' equity.

For foreign subsidiaries whose functional currency is the U.S. dollar, certain assets and liabilities are remeasured at the year end or historical rates as appropriate. Revenues and expenses are remeasured at the average rates during the year. Currency transaction gains and losses are recognized in current operations and have not been material to the Company's operating results in any period.

CASH EQUIVALENTS AND MARKETABLE SECURITIES

Cash equivalents consist of highly liquid investments with original maturities of three months or less. The Company's marketable securities are classified as available for sale and, at the balance sheet date, are reported at fair market value which approximates cost.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, and trade accounts receivable. The Company places its marketable securities primarily in municipal bonds, corporate bonds and government securities, all of which are of high investment grade. The Company, by policy, limits the amount of credit exposure through diversification and investment in highly rated securities. Sales to customers are denominated in U.S. dollars. As a result, the Company believes its foreign currency risk is minimal.

The Company sells its products to original equipment manufacturers and distributors throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of all accounts receivable. During fiscal 1998 the Company increased its allowance for bad debts by $4 million to reflect current business conditions in the disk drive market, otherwise the Company has historically not experienced significant losses on accounts receivable.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into foreign currency contracts in order to reduce the impact of certain foreign currency fluctuations. Firmly committed transactions denominated in foreign currencies are hedged with forward exchange contracts. Gains and losses related to hedges of firmly committed transactions are deferred and recognized in income when the hedged transaction occurs. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

FAIR VALUE OF FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash and cash equivalents, marketable securities, accounts receivable, notes payable and accounts payable, the carrying amounts approximate fair value due to their short maturities. The estimated fair value of the Company's convertible subordinated notes and forward exchange contracts was $190 million and $8 million, respectively, at March 31, 1998. The estimated fair values of the convertible subordinated notes and forward exchange contracts are primarily based on quoted market prices.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets.

CHANGE IN ACCOUNTING POLICY FOR BUSINESS PROCESS REENGINEERING COSTS

On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board issued EITF 97-13 "Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation." EITF 97-13 requires that business process reengineering costs incurred in connection with an overall information technology transformation project be expensed as incurred. The transition provisions of EITF 97-13 require that companies that had previously capitalized such business process reengineering costs charge off any unamortized amounts as a cumulative effect of a change in accounting principle. The cumulative effect of the change to the Company was to decrease net income by $9 million (net of tax benefit of $3 million).

Pro forma amounts assuming the new accounting principle was applied during all periods presented follow with comparison to actual amounts reported:

                                    (In thousands, except per share amounts)
                                               Year Ended March 31,
                                ------------------------------------------------
                                    1998              1997              1996
                                ------------      ------------      ------------
Net Income
   As reported                  $    172,877      $    107,561      $    103,375
   Pro forma                    $    179,197      $    101,436      $    103,180
Net income per share:
Basic
   As reported                  $       1.53      $       0.99      $       0.99
   Pro forma                    $       1.58      $       0.94      $       0.99
Diluted
   As reported                  $       1.46      $       0.93      $       0.95
   Pro forma                    $       1.51      $       0.88      $       0.95

PRODUCT DEVELOPMENT COSTS

The Company's policy is to capitalize internal software development costs incurred after technological feasibility has been demonstrated. Such internal software development costs have not been capitalized to date since they were immaterial.

IMPAIRMENT OF OTHER ASSETS

The Company's other assets include goodwill and minority investments. Goodwill and minority investments are evaluated periodically for potential impairment based on the future estimated cash flows of the acquired technology/investment. Goodwill amortization totaling $9 million, $8 million and $2 million was included in the Company's consolidated statements of operations during 1998, 1997 and 1996, respectively.

REVENUE RECOGNITION

The Company recognizes revenue upon satisfaction of contractual obligations which is generally at the time of shipment. The Company records provisions for estimated returns and allowances at the time of sale.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company's policy is to grant options with an exercise price equal to the quoted market price of the Company's stock on the grant date. Accordingly, no compensation cost has been recognized in the Company's consolidated statements of operations. The Company has provided additional pro forma disclosures as required under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation."

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose statements. The disclosure requirements of SFAS 130 are first expected to be reflected in the Company's first quarter of fiscal 1999 interim statements. In June 1997, the FASB issued SFAS No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas, and major customers. SFAS 131 will be first reflected in the Company's fiscal 1999 Annual Report. Adoption of SFAS 130 and SFAS 131 will not impact the Company's consolidated financial position, results of operations or cash flows.

In October 1997, the American Institute of Certified Public Accountants' ("AICPA") issued Statement of Position ("SOP") 97-2 "Software Revenue Recognition." This SOP supersedes SOP 91-1 "Software Revenue Recognition" and provides more stringent guidelines for revenue recognition. Adoption of this statement is not expected to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

NOTE 2.  NET INCOME PER SHARE

Basic net income per share is computed by dividing net income available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period and excludes the dilutive effect of stock options. Diluted net income per share gives effect to all dilutive potential common shares outstanding during a period. In computing Diluted net income per share, the average stock price for the period is used in determining the number of shares to be purchased from exercise of stock options. All prior period net income per share data presented has been restated in accordance with SFAS 128.

Following is a reconciliation of the numerators and denominators of the Basic and Diluted net income per share computations for the years ended March 31:

                                                            (In thousands, except per share amounts)
                                                         1998                                             1997
                                    --------------------------------------------      --------------------------------------------
                                      Income            Shares         Per-Share        Income           Shares          Per-Share
                                    (Numerator)      (Denominator)      Amount        (Numerator)     (Denominator)        Amount
                                    -----------      -------------     ---------      -----------     -------------      ---------
BASIC
Net Income available to
   common stockholders                $172,877          113,172         $  1.53         $107,561          108,456         $  0.99
                                                                        =======                                           =======
EFFECT OF DILUTIVE SECURITIES
Common Stock Equivalents                    --            5,260                               --            6,447
4.75% convertible
   subordinated notes                       --               --                              441              693
                                      --------         --------                         --------         --------
DILUTED
Net income available to
   common stockholders and
   assumed conversions                $172,877          118,432         $  1.46         $108,002          115,596         $  0.93
                                      ========         ========         =======         ========         ========         =======

                                      (In thousands, except per share amounts)
                                                         1996
                                    --------------------------------------------
                                      Income            Shares         Per-Share
                                    (Numerator)      (Denominator)      Amount
                                    -----------      -------------     ---------
BASIC
Net Income available to
   common stockholders                $103,375          104,136         $  0.99
                                                                        =======
EFFECT OF DILUTIVE SECURITIES
Common Stock Equivalents                    --            4,937
4.75% convertible
   subordinated notes                       --               --
                                      --------         --------
DILUTED
Net income available to
   common stockholders and
   assumed conversions                $103,375          109,073         $  0.95
                                      ========         ========         =======

The conversion of 4,452,000 shares of common stock related to the Convertible Subordinated Notes was not included in the computation of Diluted net income per share for the year ended March 31, 1998 as the impact is anti-dilutive.

Options to purchase 2,369,000, 203,000 and 619,000 shares of common stock were outstanding at March 31, 1998, 1997 and 1996 respectively, but were not included in the computation of Diluted net income per share because the options' exercise price was greater than the average market price of the common shares.

NOTE 3.  ACQUISITIONS

In February 1998, the Company entered into an agreement to purchase all of the outstanding stock of Symbios, Inc. ("Symbios"), a wholly owned subsidiary of Hyundai Electronics America for approximately $768 million. Symbios is a supplier of SCSI devices, OEM storage systems and ASIC solutions. In March 1998, the Company entered into an agreement to purchase read channel ASIC technology from Analog Devices, Inc. ("ADI"). The agreement calls for an initial cash payment of $34 million, to be followed by subsequent payments totaling $6 million for research and development services during a transition period, and up to $20 million in royalties based on sales by the Company of products incorporating the acquired ADI technology. At March 31, 1998, completion of the Symbios and ADI acquisitions were subject to regulatory approval under the Hart-Scott-Rodino Act. Both acquisitions will be accounted for under the purchase accounting method. The Company will evaluate the allocation of the purchase price to assets acquired, which include in-process technology that will be written off, and goodwill which will be amortized over the respective benefit periods.

During fiscal 1997, the Company acquired complementary businesses and technologies consisting of Western Digital's Connectivity Solutions Group, CD-R software technology from Corel, Inc., Data Kinesis, Inc., Sigmax Technology, Inc., Toast CD-R technology, and certain assets from Skipstone, Inc. for an aggregate amount of approximately $109 million in cash and $15 million in stock. These companies design and develop silicon solutions for the SCSI disk drive market, CD creator for the CD-R software market, software for improving system performance in file management and RAID applications, CD-ROM controllers for ATAPI CD-ROM drivers and, CD-R technology for Macintosh platforms. During fiscal 1996, the Company acquired all of the outstanding capital stock of Future Domain Corporation, Power I/O, Inc., Trillium Research, Inc., and Incat Systems Software USA, Inc. for an aggregate amount of approximately $35 million in cash and $17 million in stock.

The Company accounted for these acquisitions using the purchase method of accounting, and excluding the aggregate $90 million and $52 million write-offs of acquired in-process technology from these acquisitions for fiscal 1997 and 1996, respectively, the aggregate impact for the respective fiscal year on the Company's consolidated statements of operations from the acquisition date was not material. The accounting for the write-off changed in fiscal 1997 due to an interpretation of SFAS 109 that the Company adopted upon its issuance. In fiscal 1996, the Company was allowed to gross-up the acquired in-process technology and record a dollar-for-dollar credit through its tax provision.

The allocation of the Company's aggregate purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed was based primarily on independent appraisals and estimates of fair value and is summarized as follows:

                                                             (In thousands)
                                                          1997            1996
                                                        --------        --------
Tangible assets                                         $ 10,979        $  8,108
In-process technology                                     90,457          52,313
Goodwill                                                  22,855           8,200
                                                        --------        --------
Assets acquired                                          124,291          68,621
                                                        --------        --------
Accounts payable and accrued liabilities                      --           3,125
Deferred tax liability                                        --          12,627
                                                        --------        --------
Liabilities assumed                                           --          15,752
                                                        --------        --------
Net assets acquired                                     $124,291        $ 52,869
                                                        ========        ========

The tangible assets acquired were primarily comprised of inventory and equipment. Acquired in-process technology was written off in the periods in which the acquisitions were completed, and the goodwill is being amortized over respective benefit periods ranging from two to five years.

On August 12, 1996, the Company completed its acquisition of Cogent Data Technologies, Inc. ("Cogent"). The Company acquired all of the outstanding capital stock of Cogent in exchange for approximately 3 million shares of its common stock. Additionally, the Company incurred $2 million in professional fees related to this acquisition which were included in "write-off of acquired in-process technology and other." The Company recorded this acquisition using the pooling of interests method of accounting. Cogent's historical operations, net assets, and cash flows were not material to the Company's consolidated financial statements and, therefore, were not reflected in the Company's consolidated financial results prior to the acquisition. Beginning at the date of acquisition, the book value of the acquired assets and assumed liabilities as well as the results of Cogent's operations and cash flows, all of which were not material to the Company were combined with those of the Company.

NOTE 4. MARKETABLE SECURITIES

The Company's portfolio of marketable securities consists of the following:

                                                           (In thousands)
                                                       1998               1997
                                                     --------           --------
Municipal bonds                                      $186,346           $230,366
Corporate bonds                                       185,665                 --
U.S. government securities                             98,188                 --
                                                     --------           --------
                                                     $470,199           $230,366
                                                     ========           ========

At March 31, 1998 and 1997, the net unrealized holding gains and losses on securities were immaterial. The marketable securities at March 31, 1998 and 1997 by contractual maturity are shown below:

                                                             (In thousands)
                                                          1998            1997
                                                        --------        --------
Mature in one year or less                              $216,252        $ 83,124
Mature after one year through three years                253,947         147,242
                                                        --------        --------
                                                        $470,199        $230,366
                                                        ========        ========

At March 31, 1998, marketable securities totaling $175 million were classified as cash equivalents and included municipal bonds, corporate bonds and U.S. government securities of $6 million, $13 million and $156 million, respectively. At March 31, 1997 marketable securities totaling $17 million, comprising of municipal bonds, were classified as cash equivalents.

NOTE 5. BALANCE SHEET DETAIL

INVENTORY

                                                             (In thousands)
                                                          1998            1997
                                                        --------        --------
Raw materials                                           $ 17,728        $ 12,958
Work-in-process                                           18,415          14,370
Finished goods                                            35,154          25,856
                                                        --------        --------
                                                        $ 71,297        $ 53,184
                                                        ========        ========

PROPERTY AND EQUIPMENT

                                                                            (In thousands)
                                                      Life               1998            1997
                                                 --------------        --------       --------
Land                                                         --       $  41,017       $ 29,698
Buildings and improvements                           5-40 years          50,761         26,142
Machinery and equipment                               3-5 years         106,173         79,386
Furniture and fixtures                                3-8 years          69,040         31,763
Leasehold improvements                            Life of lease           6,662          6,583
Construction in progress                                     --           4,578         25,976
                                                                       --------       --------
                                                                        278,231        199,548
Accumulated depreciation and amortization                               (83,433)      (57,949)
                                                                       --------       --------
                                                                       $194,798       $141,599
                                                                       ========       ========

OTHER ASSETS

                                                              (In thousands)
                                                            1998          1997
                                                          --------      --------
TSMC advance payments (see Note 11)                       $ 63,840      $ 53,200
Goodwill, net of accumulated amortization
  of $19,855 in 1998 and $7,633 in 1997                     11,213        23,435
Minority investments                                         5,100            --
Other                                                        8,308         7,312
                                                          --------      --------
                                                          $ 88,461      $ 83,947
                                                          ========      ========

ACCRUED LIABILITIES

                                                              (In thousands)
                                                            1998          1997
                                                          --------      --------
Accrued compensation and related taxes                    $ 25,273      $ 25,514
Acquisition related                                          2,374        12,751
Sales and marketing related                                 11,036        12,464
Tax related                                                 25,208         8,038
Other                                                       10,056         9,752
                                                          --------      --------
                                                          $ 73,947      $ 68,519
                                                          ========      ========

NOTE 6. LINE OF CREDIT

The Company has available an unsecured $17 million revolving line of credit which expires on December 31, 1998. As of March 31, 1998, no borrowings were outstanding under this line of credit. The Company may select its own method of interest payment on borrowings based upon the bank's CD rate plus one percent, Eurodollar rate plus one percent, or prime lending rate. A commitment fee of -1/4% per annum is payable on the unused line of credit. Under the arrangement, the Company is restricted from paying dividends in excess of 25% of the prior fiscal years net income, and the Company is required to maintain certain financial ratios among other restrictive covenants. The Company was in compliance with all such covenants as of March 31, 1998.

NOTE 7.  LONG-TERM DEBT

In February 1997, the Company issued $230 million of 4-3/4% convertible subordinated notes due on February 1, 2004. The Company received net proceeds of $224 million. The notes provide for semi-annual interest payments each February 1 and August 1, commencing on August 1, 1997. The holders of the notes will be entitled at any time on or after May 5, 1997 through February 1, 2004 to convert the notes into common stock at a conversion price of $51.66 per share. The notes are redeemable, in whole or in part, at the option of the Company, at any time on or after February 3, 2000 at declining premiums to par. Debt issuance costs are being amortized over the term of the notes.

The Company entered into a $17 million term loan agreement in June 1992 bearing interest at 7.65%, with principal and interest payable in quarterly installments of $850,000. All outstanding principal and accrued but unpaid interest is due and payable in June 1998. Under the arrangement, the Company is restricted from paying dividends in excess of 25% of the prior fiscal year's net income, and the Company is required to maintain certain financial ratios among other restrictive covenants. The Company was in compliance with all such covenants as of March 31, 1998.

NOTE 8. STOCKHOLDERS' EQUITY

1986 EMPLOYEE STOCK PURCHASE PLAN

The Company has authorized 5,600,000 shares of common stock for issuance under the 1986 Employee Stock Purchase Plan (1986 Plan). Qualified employees may elect to have a certain percentage (not to exceed 10%) of their salary withheld pursuant to the 1986 Plan. The salary withheld is then used to purchase shares of the Company's common stock at a price equal to 85% of the market value of the stock at the beginning or ending of a three-month offering period, whichever is lower. Under this Plan, 359,849 and 285,336 shares were issued during fiscal 1998 and 1997, representing approximately $9 million and $7 million in employee contributions, respectively.

1990 STOCK PLAN

The Company's 1990 Stock Plan allows the Board of Directors to grant to employees, officers, and consultants options to purchase common stock or other stock rights at exercise prices not less than 50% of the fair market value of the underlying common stock on the date of grant. The expiration of options or other stock rights is not to exceed ten years after the date of grant. To date, the Company has issued substantially all incentive and non-statutory stock options under this Plan at exercise prices of 100% of fair market value of the underlying common stock on the respective dates of grant. Generally, options vest and become exercisable over a four year period.

Option activity under the 1990 Stock Plan is as follows:

                                                              Options Outstanding
                                                       -------------------------------
                                      Options                        Weighted Average
                                     Available           Shares       Exercise Price
                                    -----------        -----------   ---------------
BALANCE,MARCH 31, 1995                7,916,254          9,566,500        $ 7.41
   Authorized                         4,387,800                 --            --
   Granted                           (4,589,500)         4,589,500        $22.28
   Exercised                                 --         (2,034,262)       $ 5.80
   Cancelled                            482,076           (482,076)       $12.78
                                    -----------        -----------        ------
BALANCE, MARCH 31, 1996               8,196,630         11,639,662        $13.32
   Authorized                         9,833,906                 --            --
   Granted                           (7,296,738)         7,296,738        $24.69
   Exercised                                 --         (2,414,728)       $ 8.58
   Cancelled                          1,555,300         (1,555,300)       $19.33
                                    -----------        -----------        ------
BALANCE, MARCH 31, 1997              12,289,098         14,966,372        $19.05
   Authorized                         4,846,065                 --        $   --
   Granted                          (15,509,116)        15,509,116        $28.81
   Exercised                                 --         (2,393,758)       $12.05
   Cancelled                         10,990,488        (10,990,488)       $33.30
                                    -----------        -----------        ------
BALANCE, MARCH 31, 1998              12,616,535         17,091,242        $19.69
                                    ===========        ===========        ======
Options exercisable at:

March 31, 1996                                           3,913,534        $ 7.90
March 31, 1997                                           5,397,068        $12.97
March 31, 1998                                           6,861,531        $16.41

The following table summarizes information about the 1990 Stock Plan at March 31, 1998:

                                 OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                   -----------------------------------------------      ----------------------------
                      NUMBER       WEIGHTED AVERAGE     WEIGHTED           NUMBER        WEIGHTED
   RANGE OF        OUTSTANDING        REMAINING         AVERAGE         EXERCISABLE      AVERAGE
EXERCISE PRICES    AT 3/31/198     CONTRACTUAL LIFE  EXERCISE PRICE      AT 3/31/98   EXERCISE PRICE
----------------   ------------    ----------------  --------------     -----------   --------------
$ 0.37 - $10.00       3,213,690            5.8             $ 7.28         2,796,758       $ 7.59
$10.01 - $20.00         378,424            6.8             $14.65           265,791       $14.30
$20.01 - $30.00      13,463,261            8.4             $22.75         3,788,698       $23.01
$30.01 - $40.00          33,017            9.1             $37.97            10,034       $38.61
$40.01 - $52.50           2,850            9.5             $46.32               250       $41.88
                   ------------                                          ----------
                     17,091,242            7.9             $19.69         6,861,531       $16.41
                   ============                                          ==========

1990 DIRECTORS' OPTION PLAN

The 1990 Directors' Option Plan provides for the automatic grant to non-employee directors of non-statutory stock options to purchase common stock at the fair market value of the underlying common stock on the date of grant, which is generally the last day of each fiscal year except for the first grant to any newly elected director. Each current director receives an option at the end of each fiscal year for 10,000 shares, which vests quarterly and over a one year period. Upon joining the board, each new non-employee director receives an option for 40,000 shares which vests over four years. Prior to March 31, 1997, annual grants vested over a four year period. All options granted prior to March 31, 1997 expire five years after the date of grant, whereas all subsequent grants expire ten years after the date of grant.

Option activity under the 1990 Directors' Option Plan is as follows:

                                                            Options Outstanding
                                                      ------------------------------
                                   Options                          Weighted Average
                                  Available            Shares        Exercise Price
                                  ---------           --------      ----------------
BALANCE, MARCH 31, 1995             880,000            462,500           $ 8.26
   Granted                         (300,000)           300,000           $23.12
   Exercised                             --           (110,000)          $ 4.10
                                  ---------           --------           ------
BALANCE, MARCH 31, 1996             580,000            652,500           $15.80
   Authorized                       800,000                 --           $   --
   Granted                          (70,000)            70,000           $37.25
   Exercised                             --           (113,750)          $ 6.73
                                  ---------           --------           ------
BALANCE, MARCH 31, 1997           1,310,000            608,750           $19.96
   Granted                         (120,000)           120,000           $29.83
   Exercised                             --           (101,250)          $ 9.32
                                  ---------           --------           ------
BALANCE, MARCH 31, 1998           1,190,000            627,500           $23.56
                                  =========           ========           ======

Options exercisable at:

March 31, 1996                                         187,500           $ 7.52
March 31, 1997                                         248,750           $14.10
March 31, 1998                                         342,500           $22.03

The following table summarizes information about the 1990 Directors' Option Plan at March 31, 1998:

                                  OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                    ----------------------------------------------    -----------------------------
                      NUMBER       WEIGHTED AVERAGE     WEIGHTED        NUMBER          WEIGHTED
    RANGE OF        OUTSTANDING        REMAINING         AVERAGE      EXERCISABLE       AVERAGE
 EXERCISE PRICES    AT 3/31/98     CONTRACTUAL LIFE  EXERCISE PRICE   AT 3/31/98     EXERCISE PRICE
 ---------------    -----------    ----------------  --------------   -----------    --------------
$ 6.25 - $10.00         67,500            0.9           $ 9.19            67,500        $ 9.19
$10.01 - $20.00         87,500            2.0           $16.50            62,500        $16.50
$20.01 - $30.00        362,500            4.3           $22.45           142,500        $23.07
$30.01 - $40.00         70,000            8.9           $37.25            70,000        $37.25
$40.01 - $50.00         40,000            9.5           $49.38                --        $   --
                    ----------                                        ----------
                       627,500            4.5           $23.56           342,500        $22.03
                    ==========                                        ==========

PRO FORMA INFORMATION

Pro forma information regarding net income and earnings per share is required to be determined as if the Company had accounted for its Employee Purchase Plan, 1990 Stock Plan, and 1990 Directors' Option Plan, collectively called "options" under the fair value method of SFAS 123. The fair value of options granted in fiscal 1997 and fiscal 1998 reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                                                                             1990 Directors'
                               Employee Stock Purchase Plan               1990 Stock Plan                      Option Plan
                               ----------------------------        ----------------------------        ---------------------------
                               1998        1997        1996        1998        1997        1996        1998        1997       1996
                               ----        ----        ----        ----        ----        ----        ----        ----       ----
Expected life (in years)       0.25        0.25        0.25           4           4           4        4.12        4.12       4.12
Risk-free interest rate         5.4%        5.2%        5.5%        5.4%        6.0%        5.9%        5.4%        6.0%       5.9%
Volatility                       52%         44%         44%         52%         44%         44%         52%         44%        44%
Dividend yield                   --          --          --          --          --          --          --          --         --

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of fair value of its options. The weighted average estimated fair value of Employee Stock Purchase Plan grants during 1998, 1997 and 1996 was $6.84, $6.65 and $4.46 per share, respectively. The weighted average estimated fair value of shares granted under the 1990 Stock Plan during 1998, 1997 and 1996 was $18.44, $12.24 and $8.95, respectively. The weighted average estimated fair value of shares granted under the 1990 Directors' Plan during 1998, 1997 and 1996 was $13.56, $14.80 and $9.81, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                              1998          1997          1996
                                            --------      --------      --------
Pro forma net income                        $127,351      $ 83,305      $ 97,956
Pro forma Basic net income per share        $   1.13      $  0 .77      $   0.94
Pro forma Diluted net income per share      $   1.08      $  0 .72      $   0.90

The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years, since it is applicable only to options granted subsequent to March 31, 1995. The pro forma effect of SFAS 123 will not be fully reflected until fiscal 1999.

REPRICING OF STOCK OPTIONS

During the fourth quarter of fiscal 1998, the Company approved the cancellation and reissuance of outstanding options under the Company's stock option plans. Under the program, holders of outstanding options with exercise prices in excess of $22.31 per share were given the choice of retaining these options or of obtaining in substitution new options for the same number of shares. The new options are exercisable at a price of $22.31 per share, the fair market value of the common stock on the reissue date. The new options maintain the vesting schedule established by the canceled option, except that vesting is suspended for six months while vesting for officers of the Company participating in the stock repricing is suspended for twelve months.

RIGHTS PLAN

The Company has reserved 250,000 shares of Series A Preferred Stock for issuance under the 1996 Rights Agreement which was amended and restated as of December 5, 1996. Under this plan, stockholders have received one Preferred Stock Purchase Right ("Right") for each outstanding share of the Company's common stock. Each Right will entitle stockholders to buy one one-thousandth of a share of Series A Preferred Stock at an exercise price of $180.00 per right. The Rights trade automatically with shares of the Company's common stock. The Rights are not exercisable until ten days after a person or group announces acquisition of 20% or more of the Company's outstanding common stock or the commencement of a tender offer which would result in ownership by a person or group of 20% or more of the then outstanding common stock.

The Company is entitled to redeem the Rights at $0.01 per Right anytime on or before the tenth day following such an acquisition or tender offer. This redemption period may be extended by the Company in some cases. If, prior to such redemption, the Company is acquired in a merger or other business combination, a party acquires 20% or more of the Company's common stock, a 20% stockholder engages in certain self-dealing transactions, or the Company sells 50% or more of its assets, each right will entitle the holder to purchase from the surviving corporation, for $180.00 per share, common stock having a then current market value of $360.00 per share.

The Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will be entitled to an aggregate dividend of 1,000 times the dividend declared per common stock. In the event of liquidation, the holders of the Series A Preferred Stock will be entitled to a preferential liquidation payment equal to 1,000 times the per share amount to be distributed to the holders of the common stock. Each share of Series A Preferred Stock will have 1,000 votes, voting together with the common stock. In the event of any merger, consolidation or other transaction in which the common stock are changed or exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per common stock. These rights are protected by customary anti-dilution provisions.

SHARES RESERVED FOR FUTURE ISSUANCE

At March 31, 1998, the Company has reserved the following shares of authorized but unissued common stock:

1986 Employee Stock Purchase Plan                                      1,093,189
1990 Stock Plan                                                       29,707,777
1990 Directors' Option Plan                                            1,817,500
Conversion of subordinated notes                                       4,452,187
                                                                      ----------
                                                                      37,070,653
                                                                      ==========

STOCK REPURCHASE

In January 1998, the Company's board of directors authorized the purchase of up to 10 million shares of the Company's common stock in the open market. During fiscal 1998, the Company repurchased and retired approximately 350,000 shares of its common stock from the open market for approximately $8 million. The transactions were recorded as reductions to common stock and additional paid-in capital.

NOTE 9.  INCOME TAXES

The components of income before income taxes for the years ended March 31 are as follows:

                                                     (In thousands)
                                          1998            1997            1996
                                        --------        --------        --------
Domestic                                $ 95,400        $ 74,866        $ 57,882
Foreign                                  149,929          96,915          80,107
                                        --------        --------        --------
Income before income taxes              $245,329        $171,781        $137,989
                                        --------        --------        --------

The split of domestic and foreign income was impacted by the acquisition related write-offs of in-process technology and other charges, which reduced domestic income by $92 million for 1997 and $52 million for 1996.

The components of the provision for income taxes for the years ended March 31 are as follows:

                                                    (In thousands)
                                         1998            1997            1996
                                       --------        --------        --------
Federal
   Current                             $ 46,362        $ 45,363        $ 22,066
   Deferred                             (11,552)        (10,025)         (4,263)
                                       --------        --------        --------
                                         34,810          35,338          17,803
                                       --------        --------        --------
Foreign
   Current                               21,520          21,418          15,074
   Deferred                                (319)         (1,961)         (1,491)
                                       --------        --------        --------
                                         21,201          19,457          13,583
                                       --------        --------        --------
State
   Current                               10,067          11,335           3,611
   Deferred                              (2,626)         (1,910)           (383)
                                       --------        --------        --------
                                          7,441           9,425           3,228
                                       --------        --------        --------
Provision for income taxes             $ 63,452        $ 64,220        $ 34,614
                                       ========        ========        ========

The tax benefit associated with dispositions from employee stock plans reduces taxes currently payable for 1998 by $12 million ($22 million and $11 million for 1997 and 1996, respectively). These benefits were recorded directly to stockholders' equity

Significant components of the Company's deferred tax assets as of March 31 are as follows

                                                           (In thousands)
                                                         1998            1997
                                                       --------        --------
Non-deductible reserves                                $ 16,024        $ 10,601
State taxes                                               2,054           1,922
Compensatory accruals                                     9,320           7,815
Various expense accruals                                 11,299           6,363
Capitalized technology                                    7,156           5,700
Other                                                       626            (419)
                                                       --------        --------
Net deferred tax assets                                $ 46,479        $ 31,982
                                                       ========        ========

The provision for income taxes differs from the amount computed by applying the federal statutory tax rate to income before taxes for the years ended March 31 as follows:

                                             1998          1997          1996
                                            ------        ------        ------
Federal statutory rate                        35.0%         35.0%         35.0%
State taxes, net of federal benefit            2.3           2.7           2.7
Foreign subsidiary income at other
  than the U.S. tax rate                     (10.9)        (11.9)        (11.8)
Tax-exempt interest income                    (1.7)         (1.2)         (2.1)
Acquisition write-off                           --          12.4            --
Other                                          1.2           0.4           1.3
                                            ------        ------        ------
Effective income tax rate                     25.9%         37.4%         25.1%
                                            ======        ======        ======

The Company's effective tax rate for fiscal 1998 was 26% compared to 37% and 25% for fiscal 1997 and 1996. The Company's fiscal 1997 effective tax rate was 25% exclusive of the effect of the book write-offs of in-process technology which are not deductible for tax purposes. In prior years, the tax effect of similar book write-offs were included in the cost of the purchased technology.

The Company's manufacturing subsidiary in Singapore is currently operating under a tax holiday. If certain conditions are met, the tax holiday provides that profits derived from certain products will be exempt from Singapore tax through fiscal 2006. In addition, profits derived from the Company's remaining products will be taxed at a lower rate than the Singapore statutory rate of 26%, through fiscal 1999. As of March 31, 1998, the Company had not accrued income taxes on $408 million of accumulated undistributed earnings of its Singapore subsidiary, as these earnings will be reinvested indefinitely.

NOTE 10.   SEGMENT INFORMATION

Adaptec operates predominately in one industry segment and provides solutions that enhance bandwidth communication between servers, PC's, peripherals and networks. The Company focuses its worldwide marketing efforts on major OEM customers through its direct sales force located in the United States, Europe, and Far East and also sells through distributors and sales representatives in each of these geographic areas.

Income from operations consists of net revenues less cost of revenues and operating expenses incurred in supporting the revenues of each geographic area. The Company's write-offs of acquired in-process technology are included in the corporate income from operations. All of the Company's identifiable assets are used to support the operations in each geographic area. Corporate assets include cash and cash equivalents, marketable securities, deferred tax assets, and certain other assets. Intercompany sales are made at arms-length prices, and revenues for the European subsidiaries consist mainly of commissions earned in connection with obtaining foreign orders.

                                                                      (In thousands)
                                                   Singapore,                                      Adjustments
                                     United        Far East,                                           and           Consolidated
                                     States          Other         Europe         Corporate        Eliminations         Total
                                    --------       ---------      --------        ----------       ------------      ------------
Fiscal 1998
Revenues
   Sales to customers               $704,334       $302,457       $    502        $       --        $       --        $1,007,293
   Intercompany sales between
     geographic areas                 18,331        519,036         21,742                --          (559,109)               --
                                    --------       --------       --------        ----------        ----------        ----------
   Net revenues                     $722,665       $821,493       $ 22,244        $       --        $ (559,109)       $1,007,293
                                    ========       ========       ========        ==========        ==========        ==========
Income from operations              $ 79,634       $144,086       $  1,112        $       --        $       --        $  224,832
Identifiable assets                 $388,557       $274,840       $  4,105        $  755,831        $ (148,104)       $1,275,229

Fiscal 1997
Revenues
   Sales to customers               $782,622       $150,395       $    851        $       --        $       --        $  933,868
   Intercompany sales between
     geographic areas                  4,261        546,678         11,188                --          (562,127)               --
                                    --------       --------       --------        ----------        ----------        ----------
   Net revenues                     $786,883       $697,073       $ 12,039        $       --        $ (562,127)       $  933,868
                                    ========       ========       ========        ==========        ==========        ==========
Income from operations              $157,936       $ 95,473       $    (19)       $  (92,162)       $       --        $  161,228
Identifiable assets                 $352,312       $295,333       $  3,242        $  589,716        $ (197,109)       $1,043,494

Fiscal 1996
Revenues
   Sales to customers               $609,060       $ 49,211       $  1,076        $       --        $       --        $  659,347
   Intercompany sales between
     geographic areas                  7,205        399,036          6,175                --          (412,416)               --
                                    --------       --------       --------        ----------        ----------        ----------
   Net revenues                     $616,265       $448,247       $  7,251        $       --        $ (412,416)       $  659,347
                                    ========       ========       ========        ==========        ==========        ==========
Income from operations              $100,838       $ 76,942       $    668        $  (52,313)       $       --        $  126,135
Identifiable assets                 $201,128       $259,179       $  2,644        $  322,910        $ (139,375)       $  646,486

EXPORT REVENUES

The following table represents export revenues by geographic region as a percentage of total revenues:

                                                 1998         1997         1996
                                                 ----         ----         ----
Singapore, Far East, Other                         38%          39%          32%
Europe                                             22%          22%          24%
                                                 ----         ----         ----
                                                   60%          61%          56%
                                                 ----         ----         ----

MAJOR CUSTOMERS

In fiscal 1998 and 1997, no customer accounted for more than 10% of net revenues. In fiscal 1996, sales to one distributor represented 10% of net revenues.

NOTE 11. COMMITMENTS AND CONTINGENCIES

The Company leases certain office facilities, vehicles, and certain equipment under operating lease agreements that expire at various dates through fiscal 2009. As of March 31, 1998, the minimum future payments on existing leases totaled $21 million. Rent expense was approximately $7 million, $6 million, and $4 million during fiscal 1998, 1997 and 1996, respectively. The Company has a commitment denominated in Singapore dollars related to the construction of the Company's manufacturing facility in Singapore. To minimize the foreign currency exposure related to this commitment, the Company entered into several forward exchange contracts to purchase 13 million Singapore dollars. The maturities of these instruments are less than 12 months. Deferred gains or losses are not material.

During fiscal 1998, 1997, and 1996, the Company entered into agreements with Taiwan Semiconductor Manufacturing Co., Ltd. ("TSMC") to ensure availability of a portion of the Company's silicon wafer requirement for both current and future technologies. The agreement runs through 2001 providing the Company with a guarantee of increased capacity for wafer fabrication in return for advance payments totaling $35 million, $15 million and $66 million in fiscal 1998, 1997, and 1996, respectively. The advance payments that are expected to be utilized in the next 12 months are classified in prepaid expenses and the remaining advanced payments are classified in other assets and will be realized by the Company at specified amounts over the agreement period. In fiscal 1998, the Company signed a non-interest bearing promissory note for the $35 million advance payment. At March 31, 1998, $18 million remained outstanding, and is due in June 1998. There can be no assurance that the Company will be able to satisfy its future wafer needs from current or alternative manufacturing sources. This could result in possible loss of sales or reduced margins.

During fiscal 1997, the Company entered into an agreement with Lucent Technologies, Inc. ("Lucent") to sell $21 million of equipment that it had previously purchased in connection with a separate agreement that ensured availability of certain levels of wafer capacity from Lucent. The new agreement canceled the initial capacity agreement and required Lucent to purchase the equipment from the Company in fiscal 1998.

Several class action lawsuits have been filed in the United States District Court for the Northern District of California against the Company and certain of its officers and directors. The actions all allege that the Company made false and misleading statements at various times during the period between April 1997 and January 1998 in violation of the federal securities laws. The complaints do not set forth purported damages. In addition, a number of derivative actions have been filed in the Superior Court of the State of California against the Company and certain of its officers and directors alleging that the individual defendants improperly profited from transactions in the Company's stock during the same time period referenced by the class action lawsuits. The Company believes the lawsuits and derivative actions are without merit and intends to defend itself vigorously.

The IRS is currently auditing the Company's income tax returns for fiscal 1994 to 1996. No proposed adjustments have been received for these years. The Company believes sufficient taxes have been provided in prior years and that the ultimate outcome of the IRS audits will not have a material adverse impact on the Company's financial position or results of operations.

NOTE 12. RELATED PARTY TRANSACTIONS AND SUBSEQUENT EVENTS

During fiscal 1998, the Company invested $5 million in Series A Preferred Stock representing a 19.9% interest in Ridge Technologies ("Ridge" ). In conjunction with this investment, the Chairman and CEO of the Company became a director of Ridge. During fiscal 1998, the Company incurred $900,000 in research and development expenditures related to consulting services provided by Ridge. In February 1998, the Company guaranteed a $7 million line of credit on behalf of Ridge in exchange for a warrant to purchase up to 200,000 shares of Ridge common stock. On May 21, 1998, the Company acquired Ridge in a stock transaction valued at approximately $21 million and assumed stock options valued at approximately $13 million.

The Chairman and CEO of the Company is a director of Analog Devices, Inc. ("ADI"). In April 1998, the Company received regulatory approval to purchase read channel ASIC technology from ADI (see Note 3).

During fiscal 1998, the Company invested $1 million in, and entered into a development and license agreement with, a venture stage company whose founder and CEO is a director of the Company. Two other directors of the Company are also directors of the start up company.

NOTE 13. COMPARATIVE QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data is as follows:

                                                       (In thousands, except per share amounts)
                                                             Quarters
                                         --------------------------------------------------
                                          First        Second        Third        Fourth           Year
                                         --------      --------      --------      --------      ----------
FISCAL 1998
Net revenues                             $271,442      $278,088      $254,163      $203,600      $1,007,293
Gross profit                             $163,948      $173,558      $158,859      $119,828      $  616,193
Net income                               $ 59,689      $ 62,719      $ 27,075      $ 23,394      $  172,877
Net income per share
   Basic                                 $   0.53      $   0.56      $   0.24      $   0.21      $     1.53
   Diluted                               $   0.51      $   0.52      $   0.23      $   0.20      $     1.46
Weighted average shares outstanding

   Basic                                  112,008       112,931       113,666       114,083         113,172
   Diluted                                122,181       123,902       124,444       116,558         118,432

FISCAL 1997
Net revenues                             $202,014      $215,043      $251,703      $265,108      $  933,868
Gross profit                             $115,968      $122,493      $148,564      $157,874      $  544,899
Net income                               $ 17,914      $  1,237      $ 41,584      $ 46,826      $  107,561
Net income per share
   Basic                                 $   0.17      $   0.01      $   0.38      $   0.42      $     0.99
   Diluted                               $   0.16      $   0.01      $   0.36      $   0.39      $     0.93
Weighted average shares outstanding

   Basic                                  106,040       106,817       110,011       110,956         108,456
   Diluted                                111,343       113,640       116,786       120,614         115,596

----------

* The first, second, third and fourth quarters of fiscal 1997 include write-offs of acquired in-process technology, net of taxes, totaling $25 million, $42 million, $12 million, and $11 million, respectively.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Adaptec, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Adaptec, Inc. and its subsidiaries at March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for business process reengineering costs in 1998.

San Jose, California
April 29, 1998, except for Note 12 which is as of May 21, 1998

LEGAL PROCEEDINGS

      Several putative securities class actions have been filed in the United States District Court for the Northern District of California against Adaptec, Inc. and certain of its officers and directors. The actions, Murphy, et al. v. Adaptec, Inc., et al., No. C 98-00224-CAL (N.D. Cal.)(filed January 21, 1998), Raiken et al. v. Adaptec, Inc., et al. No. C 98-0282-SI (N.D. Cal.)(filed Jan 26, 1998), Shaheen et al. v. Adaptec, Inc. No. C 98-0355-BZ (N.D. Cal.)(filed January 30, 1998), Haarman et al. v. Adaptec, Inc. et al. No. C 98-00538-CRB (N.D. Cal)(filed February 20, 1998) and Hammond et al. v. Adaptec, Inc. No. C 98-20072-JW (N.D. Cal)(amended action filed February 10, 1998), all allege that the Company made false and misleading statements at various time during the period between April 1997 and January 1998 in violation of the federal securities laws. The complaints do not set forth purported damages. The Company believes the lawsuits are without merit and intends to defend itself vigorously.



SELECTED FINANCIAL DATA                                                           (In thousands, except per share amounts)
                                                                                                Quarters
                                                           1998            1997           1996            1995           1994
--------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA
YEAR ENDED MARCH 31,
      Net revenues                                      $1,007,293     $  933,868      $  659,347      $  466,194     $  372,245
      Cost of revenues                                     391,100        388,969         275,939         205,596        189,526
--------------------------------------------------------------------------------------------------------------------------------

      Gross profit                                      $  616,193     $  544,899      $  383,408      $  260,598     $  182,719
--------------------------------------------------------------------------------------------------------------------------------

      Operating expenses
        Research and development                        $  172,522     $  128,530      $   87,628      $   60,848     $   39,993
        Sales, marketing, and administrative               218,839        162,979         117,332          81,966         65,591
        Write-off of acquired in-process technology
           and other charges                                    --         92,162          52,313              --             --
--------------------------------------------------------------------------------------------------------------------------------

                                                        $  391,361     $  383,671      $  257,273      $  142,814     $  105,584
--------------------------------------------------------------------------------------------------------------------------------

      Cumulative effect of a change in accounting
        principle, net of tax benefit                   $    9,000     $       --      $       --      $       --     $       --
--------------------------------------------------------------------------------------------------------------------------------
      Net Income                                        $  172,877     $  107,561*     $  103,375*     $   93,402     $   58,950
================================================================================================================================

   Net income per share
      Basic                                             $     1.53     $     0.99      $     0.99      $     0.90     $     0.57
      Diluted                                           $     1.46     $     0.93      $     0.95      $     0.87     $     0.55

   Weighted average shares outstanding
      Basic                                                113,172        108,456         104,136         103,371        103,023
      Diluted                                              118,432        115,596         109,073         106,942        107,170
--------------------------------------------------------------------------------------------------------------------------------


BALANCE SHEET DATA AS OF MARCH 31,
      Working capital                                   $  851,486     $  693,629      $  334,989      $  294,058     $  243,451
      Total assets                                      $1,275,229     $1,043,494      $  646,486      $  435,708     $  358,475
      Long-term debt, net of current portion            $  230,000     $  230,850      $    4,250      $    7,650     $   11,050
      Stockholders' equity                              $  904,745     $  688,325      $  511,945      $  371,644     $  297,616

* Includes the after-tax effect of write-offs associated with acquired in-process technology.

COMMON STOCK PRICES AND DIVIDENDS
The Company's common stock is traded in the over-the-counter market under the NASDAQ symbol ADPT. The following table sets forth the range of the high and low prices by quarter as reported by NASDAQ National Market System.

                          1998                    1997
                  -------------------     -------------------
                    High        Low         High        Low
First quarter     $40 5/8     $30 1/8     $30 3/4     $22 5/16
Second quarter     51 3/8      38          29 13/16    17 1/2
Third quarter      54 1/4      33 7/8      41 1/8      28 5/8
Fourth quarter     39 1/2      19 7/16     46 7/8      32 1/8

At March 31, 1998, there were 1,018 holders of record of the Company's common stock. The Company has not paid cash dividends on its common stock and does not currently plan to pay cash dividends to its stockholders in the near future.