Form 10-K, Exhibit 13
period 2000-03-31
ADAPTEC INC
filed 2000-06-27
CIK 709804

                                                                    Exhibit 13.1

FINANCIAL HIGHLIGHTS

                                                 2000           1999            1998           1997           1996
---------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Years Ended March 31,

Net revenues                              $     811,161    $    692,441   $  1,007,293   $    933,868      $  659,347

Income (loss) from operations                   213,077         (33,490)       224,832        161,228         126,135

Net income (loss)                               170,789         (13,293)       172,877        107,561         103,375

Net income (loss) per share:
   Basic                                           1.65           (0.12)          1.53           0.99            0.99
   Diluted                                         1.56           (0.12)          1.46           0.93            0.95

As of March 31,

Working capital                                 668,360         857,651        850,610        693,629         334,989

Total assets                                  1,346,284       1,173,068      1,275,229      1,043,494         646,486

Long-term liabilities, net of current
   portion                                      244,200         230,000        230,000        230,850           4,250

Stockholders' equity                            874,858         790,702        904,745        688,325         511,945

PRO FORMA FINANCIAL HIGHLIGHTS

The following pro forma results of operations of Adaptec, Inc. (the "Company") do not represent the Company's results of operations or earnings per share information in accordance with accounting principles generally accepted in the United States. Pro forma results of operations have been presented, in addition to the actual results, to provide period to period comparability of the Company's underlying operating results excluding the following: amortization of goodwill and other intangibles, write-off of acquired in-process technology, restructuring charges, other charges, gain on the sale of Peripheral Technology Solutions ("PTS"), revenue and expenses related to PTS, gain on the sale of land, gain on the receipt of warrants to purchase JNI Corporation (formerly known as Jaycor Networks, Inc.) common stock and Chaparral Network Storage, Inc. (formerly known as Chaparral Technologies, Inc.) common stock, accrued guaranteed royalty payments to Agilent Technologies, Inc. included in cost of revenues, the related income tax effect associated with each of these items, and the cumulative effect of a change in accounting principle. The information presented below is not necessarily indicative of future operating results and should be read in conjunction with the historical financial statements and related notes.

Years Ended March 31,                           2000           1999            1998           1997           1996
---------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net revenues                              $     811,161    $    601,639   $    757,507   $    688,488      $  530,885

Income from operations                          271,059         101,229        181,111        200,399         156,308

Net income                                      210,016          89,015        151,205        158,214         126,121

Net income per share:
   Basic                                           2.03            0.81           1.34           1.46            1.21
   Diluted                                         1.91            0.79           1.28           1.38            1.16

RESULTS OF OPERATIONS

The following table sets forth the items in the Consolidated Statements of Operations as a percentage of net revenues:

YEARS ENDED MARCH 31,                                                2000         1999        1998
---------------------                                                ----         ----        ----
Net revenues                                                         100%         100%        100%
Cost of revenues                                                      35           41          39
Patent settlement fee                                                  1           --          --
--------------------------------------------------------------------------------------------------------
   Gross margin                                                       64           59          61
--------------------------------------------------------------------------------------------------------
Operating expenses:
   Research and development                                           13           21          17
   Selling, marketing and administrative                              20           25          20
   Amortization of goodwill and other intangibles                      3            1           1
   Write-off of acquired in-process technology                         2            7          --
   Restructuring charges                                              --            6          --
   Other charges                                                      --            4           1
--------------------------------------------------------------------------------------------------------
      Total operating expenses                                        38           64          39
--------------------------------------------------------------------------------------------------------
Income (loss) from operations                                         26           (5)         22
Interest and other income                                              6            5           3
Interest expense                                                      (1)          (2)         (1)
Gain on sale of PTS                                                   --            5          --
--------------------------------------------------------------------------------------------------------
Income from operations before provision for income taxes and
   cumulative effect of a change in accounting principle              31            3          24
Provision for income taxes                                            10            5           6
--------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of a change in
   accounting principle                                               21           (2)         18
Cumulative effect of a change in accounting principle, net
   of tax benefit                                                     --           --          (1)
--------------------------------------------------------------------------------------------------------
Net income (loss)                                                     21%          (2)%        17%
                                                                     =====        ======      =====

                                  ADAPTEC, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                            YEARS ENDED MARCH 31,
                                                                            ---------------------
                                                                    2000           1999             1998
                                                                -----------     ----------      -------------
Net revenues                                                    $    811,161    $     692,441   $   1,007,293
Cost of revenues                                                     282,672          284,503         391,100
Patent settlement fee                                                  9,599               --              --
                                                                ------------    -------------   -------------
   Gross profit                                                      518,890          407,938         616,193
                                                                ------------    -------------   -------------
Operating expenses:
   Research and development                                          103,076          146,172         169,022
   Selling, marketing, and administrative                            159,354          170,666         207,936
   Amortization of goodwill and other intangibles                     23,251           10,320           7,688
   Write-off of acquired in-process technology                        20,132           45,482              --
   Restructuring charges                                                  --           39,931              --
   Other charges                                                          --           28,857           6,715
                                                                ------------    -------------   -------------
      Total operating expenses                                       305,813          441,428         391,361
                                                                ------------    -------------   -------------
Income (loss) from operations                                        213,077          (33,490)        224,832
Interest and other income                                             47,080           35,059          32,899
Interest expense                                                     (11,577)         (12,103)        (12,402)
Gain on sale of PTS                                                       --           31,476              --
                                                                ------------    -------------   -------------
Income from operations before provision for
   income taxes and cumulative effect of a
   change in accounting principle                                    248,580           20,942         245,329
Provision for income taxes                                            77,791           34,235          63,452
                                                                ------------    -------------   -------------
Income (loss) before cumulative effect of a
   change in accounting principle                                    170,789          (13,293)        181,877
Cumulative effect of a change in accounting
   principle, net of tax benefit                                          --               --          (9,000)
                                                                ------------    -------------   -------------
Net income (loss)                                               $    170,789    $     (13,293)  $     172,877
                                                                ============    ==============  =============


NET INCOME (LOSS) PER SHARE:
   Basic
     Income (loss) before cumulative effect of a .
       change in accounting principle                             $    1.65       $    (0.12)   $        1.61
     Cumulative effect of a change in accounting
       principle                                                         --                --           (0.08)
                                                                  ---------       -----------   -------------
     Net income (loss)                                            $    1.65       $    (0.12)   $        1.53
                                                                  =========       ==========    =============

   Diluted
     Income (loss) before cumulative effect of a
       change in accounting principle                             $    1.56       $    (0.12)   $        1.54
     Cumulative effect of a change in accounting
       principle                                                         --                --           (0.08)
                                                                  ---------       -----------   -------------
     Net income (loss)                                            $    1.56       $    (0.12)   $        1.46
                                                                  =========       ==========    =============
Shares used in computing net income (loss) per
       share:
     Basic                                                          103,427           110,127         113,172
     Diluted                                                        109,711           110,127         118,432

                             See accompanying notes.

                                  ADAPTEC, INC.
                           CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     ASSETS

                                                                          AS OF MARCH 31,
                                                                          ---------------
                                                                       2000            1999
                                                                   -----------     -------------
Current assets:
  Cash and cash equivalents                                        $    180,519    $     317,580
  Marketable securities                                                 482,172          426,332
  Accounts receivable, net of allowance for doubtful
     accounts of  $1,282 in 2000 and $1,895 in 1999                      90,165           67,158
  Inventories                                                            68,378           50,838
  Deferred income taxes                                                  29,134           61,345
  Prepaid expenses                                                       20,385           11,312
  Other current assets                                                   24,833           75,452
                                                                   ------------    -------------
          Total current assets                                          895,586        1,010,017
Property and equipment, net                                             135,222          126,734
Goodwill and other intangibles                                          275,108            2,238
Other long-term assets                                                   40,368           34,079
                                                                   ------------    -------------
                                                                   $  1,346,284    $   1,173,068
                                                                   ============    =============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                 $     34,009    $      39,487
  Accrued liabilities                                                   193,217          112,879
                                                                    -----------     ------------
          Total current liabilities                                     227,226          152,366
                                                                    -----------     ------------
4 3/4% Convertible Subordinated Notes                                   229,800          230,000
Other long-term liability                                                14,400               --
Commitments and contingencies (Note 16)
Stockholders' equity:
  Preferred stock; $0.001 par value
    Authorized shares, 1,000; Series A shares, 250 designated;
    outstanding shares, none                                                 --               --
  Common stock; $0.001 par value
    Authorized shares, 400,000; outstanding shares, 102,699 in
    2000 and 105,507 in 1999                                                103              106
  Additional paid-in capital                                             58,535          194,521
  Deferred stock-based compensation                                      (2,444)              --
  Accumulated other comprehensive income                                 51,800               --
  Retained earnings                                                     766,864          596,075
                                                                   ------------    -------------
          Total stockholders' equity                                    874,858          790,702
                                                                    -----------     ------------
                                                                   $  1,346,284    $   1,173,068
                                                                   ============    =============

                             See accompanying notes.

                                  ADAPTEC, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                             YEARS ENDED MARCH 31,
                                                                             ---------------------
                                                                         2000           1999         1998
                                                                     -----------    -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                    $   170,789    $  (13,293)  $   172,877
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Cumulative effect of a change in accounting principle,                      --            --         9,000
     net of tax benefit
  Write-off of acquired in-process technology                             20,132        45,482            --
  Non-cash charges associated with restructuring and other charges            --        22,920         6,715
  Gain on sale of PTS                                                         --       (31,476)           --
  Gain on sale of land                                                    (3,513)           --            --
  Gain on receipt of warrants                                            (11,360)           --            --
  Depreciation and amortization                                           56,469        50,166        42,896
  Provision for doubtful accounts                                          1,185         1,258         4,000
  Deferred income taxes                                                   (2,321)      (14,866)      (14,497)
  Income tax benefit of employees' stock transactions                     28,266        18,157        12,390
  Changes in assets and liabilities:
     Accounts receivable                                                 (18,747)       68,060       (17,173)
     Inventories                                                         (10,663)       16,836       (18,113)
     Other assets                                                         19,039        18,996        42,917
     Accounts payable                                                     (8,449)      (10,753)       (4,353)
     Other liabilities                                                    38,088        36,193         8,428
                                                                     -----------    ----------   -----------
Net Cash Provided by Operating Activities                                278,915       207,680       245,087
                                                                     -----------    ----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of certain net assets in connection  with  acquisitions,
   net of cash acquired                                                 (194,984)      (34,126)           --
Purchases of property and equipment                                      (15,456)      (30,347)      (97,699)
Net proceeds from the sale of PTS                                             --        75,999            --
Net proceeds from the sale of property and equipment                      18,518            --            --
Purchases of marketable securities                                    (1,075,512)     (816,262)     (922,177)
Sales of marketable securities                                           759,079       403,358       369,039
Maturities of marketable securities                                      358,313       456,771       313,305
Purchases of minority investments                                         (4,429)           --        (8,560)
                                                                     -----------    ----------   -----------
Net Cash Provided by (Used for) Investing Activities                    (154,471)       55,393      (346,092)
                                                                     -----------    ----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock                                   114,126        33,098        38,921
Net proceeds from sales/purchases of derivative financial
   instruments                                                             7,391            --            --
Repurchases of common stock                                             (377,518)     (200,224)       (7,768)
Principal payments on debt                                                (5,504)       (5,550)      (21,040)
                                                                     -----------    ----------   -----------
Net Cash Provided by (Used for) Financing Activities                    (261,505)     (172,676)       10,113
                                                                     -----------   -----------   -----------
Net Increase (Decrease) in Cash and Cash Equivalents                    (137,061)       90,397       (90,892)
  Cash and Cash Equivalents at Beginning of Year                         317,580       227,183       318,075
                                                                     -----------   -----------   -----------
  Cash and Cash Equivalents at End of Year                           $   180,519   $   317,580   $   227,183
                                                                     ===========   ===========   ===========

                             See accompanying notes.

                                  ADAPTEC, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                            ACCUMULATED
                                             COMMON STOCK       ADDITIONAL     DEFERRED        OTHER
                                          ------------------     PAID-IN     STOCK-BASED   COMPREHENSIVE   RETAINED
                                          SHARES      AMOUNT      CAPITAL    COMPENSATION      INCOME      EARNINGS       TOTAL
                                          -------     ------    ----------   ------------      ------      ---------   ----------
BALANCE, MARCH 31, 1997                   111,540      $ 112    $  251,722   $      --      $      --      $ 436,491   $  688,325
Net income                                     --         --            --          --             --        172,877      172,877
Sale of common stock under employee
  purchase and option plans                 2,791          3        38,918          --             --             --       38,921
Income tax benefit of employees' stock
  transactions                                 --         --        12,390          --             --             --       12,390
Repurchases of common stock                  (350)        (1)       (7,767)         --             --             --       (7,768)
                                          --------    -------   -----------  ------------   ----------     ----------  ----------
BALANCE, MARCH 31, 1998                   113,981        114       295,263          --             --        609,368      904,745
Net loss                                       --         --            --          --             --        (13,293)     (13,293)
Sale of common stock under employee
  purchase and option plans                 3,250          3        33,095          --             --             --       33,098
Income tax benefit of employees' stock
  transactions                                 --         --        18,157          --             --             --       18,157
Stock-based compensation                       --         --        13,878          --             --             --       13,878
Issuance of common stock in
  connection with acquisition               1,207          2        34,339          --             --             --       34,341
Repurchases of common stock               (12,931)       (13)     (200,211)         --             --             --     (200,224)
                                          --------    -------   ----------- -------------  ----------      ---------   ----------
BALANCE, MARCH 31, 1999                   105,507        106       194,521          --             --        596,075      790,702
Components of comprehensive income:
   Net income                                  --         --            --          --             --        170,789      170,789
   Change in unrealized gain on
    available-for-sale investments             --         --            --          --         51,800             --       51,800
                                                                                                                          -------
      Total comprehensive income                                                                                          222,589
                                                                                                                          -------
Sale of common stock under employee
  purchase and option plans                 8,238          8       114,118          --             --             --      114,126
Income tax benefit of employees' stock
  transactions                                 --         --        28,266          --             --             --       28,266
Deferred stock-based compensation              --         --         2,593      (2,593)            --             --           --
Amortization of deferred stock-based
   compensation                                --         --            --         149             --             --          149
Issuance of common stock in
  connection  with acquisitions               392          1        67,138          --             --             --       67,139
Issuance of warrants to Agilent
   Technologies, Inc.                          --         --        37,100          --             --             --       37,100
Net premiums from sales/purchases of
  derivative financial instruments             --         --        11,240          --             --             --       11,240
Conversion of 4 3/4% Subordinated
  Convertible Notes                             4         --           200          --             --            --           200
Repurchases of common stock               (11,442)       (12)     (396,641)         --             --             --     (396,653)
                                          -------     ------    ----------   ------------   ---------      ---------   ----------
BALANCE, MARCH 31, 2000                   102,699     $  103    $   58,535   $  (2,444)     $  51,800      $ 766,864   $  874,858
                                          =======     ======    ==========   ============   =========      =========   ==========

                             See accompanying notes.

                                  ADAPTEC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of Adaptec, Inc. (the "Company") and all of its wholly-owned subsidiaries after elimination of intercompany transactions and balances. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

    During fiscal 2000, the Company purchased Wild File, Inc. ("Wild File"), Distributed Processing Technology, Corp. ("DPT"), and CeQuadrat GmbH ("CeQuadrat"). These acquisitions were accounted for under the purchase method. Accordingly, the results of operations of these companies and the estimated fair value of assets acquired and liabilities assumed were included in the Company's consolidated financial statements as of the respective purchase dates through the end of the period. There were no significant differences between the accounting policies of the Company and these acquired companies (Note 8).

    In March 1998, the Company was reincorporated in the State of Delaware. The accompanying consolidated financial statements have been retroactively restated to give effect to the reincorporation.

    Certain items previously reported in specific financial statement captions have been reclassified to conform with current presentation.

FOREIGN CURRENCY TRANSLATION

    For foreign subsidiaries whose functional currency is the local currency, the Company translates assets and liabilities to U.S. dollars using year end exchange rates and translates revenues and expenses using average exchange rates during the year. Exchange gains and losses arising from translation of foreign entity financial statements have not been material to the Company's operating results in the periods presented.

    For foreign subsidiaries whose functional currency is the U.S. dollar, certain assets and liabilities are remeasured at the year end or historical rates as appropriate. Revenues and expenses are remeasured at the average rates during the year. Currency transaction gains and losses are recognized in current operations and have not been material to the Company's operating results in the periods presented.

DERIVATIVE FINANCIAL INSTRUMENTS

    As a means of enhancing the execution of the Company's board-approved stock repurchase programs, the Company enters into certain equity contracts from time to time with independent third parties. The Company does not hold or issue equity instruments for trading or speculative purposes. Premiums received upon the sale of equity instruments and premiums paid upon the purchase of equity instruments are recorded in additional paid-in capital. The settlement terms of the equity instruments include physical settlement, cash settlement or net-share settlement at the option of the Company and do not result in an asset or liability on the Company's Consolidated Balance Sheets. Additionally, subsequent changes in the fair value of the equity instruments are not recognized (Note 14).

    The Company enters into foreign currency contracts from time to time in order to reduce the impact of certain foreign currency fluctuations. Certain firmly committed transactions denominated in foreign currencies are occasionally hedged with forward exchange contracts. Gains and losses related to hedges of firmly committed transactions are deferred and recognized as income when the hedged transaction occurs and have been less than $1.0 million for all periods presented. The Company does not hold or issue foreign exchange contracts for trading or speculative purposes. The amounts potentially subject to credit risk relating to forward exchange contracts, arising from the possible inability of counterparties to meet the terms of their contracts, are generally limited to the amounts, if any, by which the counterparties' obligations exceed the obligations of the Company.

    The Company controls credit and market risk associated with derivative instruments it holds by monitoring its position and quality of its counterparties, consisting primarily of major financial institutions. There were no forward exchange contracts outstanding as of March 31, 2000 and 1999.

STOCK-BASED COMPENSATION

    The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". Under APB No. 25, compensation expense is recognized based on the difference, if any, on the measurement date between the fair value of the Company's common stock and the amount an employee must pay to acquire the common stock. The compensation expense is recognized over the periods the employee performs the related services, generally the vesting period of four years. The Company's policy is to grant options with an exercise price equal to the quoted market price of the Company's common stock on the grant date. Accordingly, no compensation expense has been recognized in the Company's Consolidated Statements of Operations, except as described in Note 14 relating to restructuring charges, other charges and acquisitions.

    The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services", which requires that such equity instruments are recorded at their fair value on the measurement date, which is typically the date of grant. The Company has provided additional pro forma disclosures as required under SFAS No. 123 in Note 14.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    For certain of the Company's financial instruments, including accounts receivable, notes payable and accounts payable, the carrying amounts approximate fair market value due to their short maturities. The estimated fair value of the Company's 4 3/4% Convertible Subordinated Notes was $214.1 million and $190.4 million as of March 31, 2000 and 1999, respectively, and was based on quoted market prices.

CASH EQUIVALENTS AND MARKETABLE SECURITIES

    Cash equivalents consist of highly liquid investments with original maturities of three months or less at the date of purchase. Marketable securities are classified as available-for-sale and are reported at fair market value with unrealized gains and losses, net of income tax, recorded in "Accumulated other comprehensive income" as a separate component of stockholders' equity on the Consolidated Balance Sheets until realized. Gains and losses on securities sold are determined based on the average cost method and are included in "Interest and other income" in the Consolidated Statements of Operations. Unrealized losses that are other than temporary are recognized in net income. The Company does not hold its securities for trading or speculative purposes.

CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, marketable securities and trade accounts receivable. The Company invests in marketable securities including municipal bonds, corporate bonds, government securities, all of which are of high investment grade. Additionally, the Company has investments in corporate equity securities, specifically, JNI Corporation ("JNI", formerly known as Jaycor Networks, Inc.), BroadLogic, Inc. ("BroadLogic"), Chaparral Network Storage, Inc. ("Chaparral", formerly known as Chaparral Technologies, Inc.) and Alacritech, Inc. ("Alacritech") (Notes 8 and 9). Cash, cash equivalents and marketable securities are maintained with high-quality institutions. The Company, by policy, limits the amount of credit exposure through diversification and management regularly monitors the composition of its investment portfolio for compliance with the Company's investment policies.

    The Company sells its products to original equipment manufacturers ("OEMs") and distributors throughout the world. Sales to customers are predominantly denominated in U.S. dollars and, as a result, the Company believes its foreign currency risk is minimal. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of all accounts receivable. During fiscal 1998, the Company increased its allowance for bad debt due to adverse business conditions in the disk drive market. Otherwise, the Company has historically not experienced significant losses from its accounts receivable.

INVENTORIES

    Inventories are stated at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets. The Company capitalizes substantially all costs related to the purchase and implementation of software projects used for internal business operations, excluding business process reengineering costs as defined by EITF No. 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Process Reengineering and Information Technology Transformation." Capitalized internal-use software costs primarily include licenses fees, consulting fees and any associated direct labor and are amortized over the estimated useful life of the project, typically a three to five year period. In fiscal 1997 and 1998, the Company implemented Enterprise Resource Planning ("ERP") software. Subsequently, costs related to the purchase and implementation of software projects has been immaterial to the Company's financial position.

GOODWILL AND OTHER INTANGIBLES

    Amortization expense totaling $24.5 million, $11.5 million and $8.9 million was included in the Company's Consolidated Statements of Operations during fiscal 2000, 1999 and 1998, respectively. Of the total amortization expense, $23.3 million, $10.3 million and $7.7 million were included in operating expenses during fiscal 2000, 1999 and 1998, respectively, and $1.2 million was included in cost of revenues in each of fiscal 2000, 1999 and 1998, respectively. During fiscal 1999, the Company wrote off unamortized goodwill of $0.6 million and an intangible asset of $1.2 million associated with restructuring activities (Notes 8 and 10), and relieved unamortized goodwill of $22.5 million and an intangible asset of $1.7 million associated with the sale of the Peripheral Technology Solutions ("PTS") business lines (Note 9). Goodwill and other intangible assets are evaluated periodically for potential impairment based on the future estimated cash flows of the acquired assets and technology. During fiscal 1998, the Company wrote off $3.2 million of goodwill due to identified impairments (Note 11). No impairments have been identified or recorded in fiscal 2000 and 1999.

OTHER LONG-TERM ASSETS

    The Company's other long-term assets include minority investments, patent license fee due to a third party and advance payments to Taiwan Semiconductor Manufacturing Co., Ltd. ("TSMC"). Minority investments are evaluated periodically for potential impairment based on the future estimated cash flows of the investments. The patent license fee represents a license fee for the use of certain of the third party's patents through June 30, 2004 (Note
16). The Company classifies only the patent license fee that will be amortized within one year as a current asset and the remaining patent license fee is classified in "Other long-term assets". The advance payments to TSMC were made in exchange for guaranteed wafer fabrication capacity through December 31, 2002 (Note 6). A portion of the advance payments is offset against purchases from TSMC during each period. The Company classifies only those payments expected to be converted into inventory within one year as current assets and the remaining payments are classified as "Other long-term assets." The patent license fee and TSMC balances are evaluated periodically for potential impairment based on future production requirements. No impairments have been identified or recorded in any period presented.

REVENUE RECOGNITION

    The Company recognizes revenue from hardware product sales upon satisfaction of its contractual obligations, which is generally at the time of shipment.

     The Company's software revenue recognition policy is in accordance with the AICPA Statement of Position No. 97-2, "Software Revenue Recognition". The Company sells its software products through two channels: OEMs and distributors. For software product sales to distributors, revenue is recognized upon product shipment to the distributors provided that all fees are fixed or determinable, evidence of an arrangement exists and collectibility is probable. For software product sales to OEMs, revenue is recognized upon product shipment and based on royalty reports from the OEMs provided that all fees are fixed and determinable, evidence of an arrangement exists and collectibility is probable. Costs related to post-contract support obligations, which primarily include telephone support for certain products, are accrued and have been insignificant to date.

    The Company's distributor arrangements provide distributors with certain product rotation rights. Additionally, the Company permits its distributors to return products in certain circumstances, generally during periods of product transition. The Company establishes allowances for expected product returns in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists". These allowances are recorded as direct reductions of revenue and accounts receivable.

PRODUCT DEVELOPMENT COSTS

    The Company's policy is to capitalize internal software development costs incurred after technological feasibility has been demonstrated, which is determined to be the time a working model has been completed. Such internal software development costs have not been material to date.

COMPREHENSIVE INCOME

    As of April 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 requires components of comprehensive income to be reported in the financial statements or notes thereto. The adoption does not impact net income. The Company's comprehensive income consists of net income and the unrealized gain on the available-for-sale securities, net of income taxes, primarily related to the Company's investment in JNI common stock (Note 9).

    Accumulated other comprehensive income presented in the accompanying Consolidated Balance Sheets and Consolidated Statements of Stockholders' Equity represents the accumulated net unrealized gain on the available-for-sale securities, net of income taxes. The realization of these gains is dependent on the market value of the securities, which is subject to fluctuation, and the Company's ability to sell the securities under its current limitations. There can be no assurance if and when these gains will be realized.

CHANGE IN ACCOUNTING POLICY FOR BUSINESS PROCESS REENGINEERING COSTS

    On November 20, 1997, the EITF of the Financial Accounting Standards Board issued EITF No. 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation." EITF No. 97-13 requires that business process reengineering costs incurred in connection with an overall information technology transformation project be expensed as incurred. The transition provisions of EITF No. 97-13 require that companies that had previously capitalized such business process reengineering costs charge off any unamortized amounts as a cumulative effect of a change in accounting principle. In fiscal 1998, the cumulative effect of the change to the Company was to decrease net income by $9.0 million (net of tax benefit of $3.0 million).

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires recognition of all derivatives as assets or liabilities and measurement of those instruments at fair value. In June 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," which deferred the required date of adoption of SFAS No. 133 for one year, to fiscal years beginning after June 15, 2000. The Company will adopt this statement in its first quarter of fiscal 2002, and is in the process of determining the impact that adoption will have on its consolidated financial statements.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on applying accounting principles generally accepted in the United States to revenue recognition in financial statements. The impact of SAB No. 101 was not material to the Company's operating results.

    In March 2000, the EITF of the Financial Accounting Standards Board issued EITF No. 00-7, "Application of EITF Issue No. 96-13, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, to Equity Derivative Transactions That Contain Certain Provisions That Require Cash Settlement If Certain Events Occur." EITF No. 96-13 established the accounting standards for equity derivative contracts indexed to and potentially settled in a company's own stock. It did not address embedded settlement features which are contingent on events which are unlikely to occur. EITF No. 00-7 addresses embedded settlement features and states that contracts which could require cash payment cannot be accounted for as equity of the issuer. EITF No. 00-7 is effective for new contracts entered into on or after March 17, 2000. For contracts executed prior to March 17, 2000, EITF No. 00-7 takes effect on December 31, 2000. The Company is currently assessing the impact of EITF No. 00-7 on its consolidated financial statements.

In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 ("FIN No. 44") "Accounting for Certain Transactions involving Stock Compensation," an interpretation of APB No. 25. FIN No.

44 clarifies the application of APB No. 25 for (a) the definition of employee for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN No. 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. The Company believes the impact of FIN No. 44 will not have a material effect on its financial position or results of operations.

NOTE 2. MARKETABLE SECURITIES

    The Company's portfolio of marketable securities as of March 31, 2000, was as follows:

                                                             GROSS         GROSS       ESTIMATED
                                                           UNREALIZED    UNREALIZED        FAIR
                                               COST           GAIN          LOSS          VALUE
                                               ----           ----          ----          -----
                                                                (IN THOUSANDS)
Debt securities:
  Municipal bonds                           $    71,699   $       139   $      (249)  $    71,589
  Corporate bonds                               219,213           153        (1,338)      218,028
  U.S. government securities                    122,412            11        (1,318)      121,105
                                            -----------   -----------   ------------  -----------
Total debt securities                           413,324           303        (2,905)      410,722
Equity securities (Note 9)                       11,388        88,983            --       100,371
                                            -----------   -----------   -----------   -----------
Total available-for-sale securities             424,712        89,286        (2,905)      511,093
Less amounts classified as cash
    equivalents                                  28,872            49            --        28,921
                                            -----------   -----------   -----------   -----------
                                            $   395,840   $    89,237   $    (2,905)  $   482,172
                                            ===========   ===========   ============  ===========

    The gross realized gains and losses on the sales of marketable securities were immaterial in fiscal 2000, 1999 and 1998.

    The amortized cost and estimated fair value of investments in debt securities as of March 31, 2000, by contractual maturity, were as follows:

                                                                        ESTIMATED
                                                                           FAIR
                                                          COST            VALUE
                                                          ----            -----
                                                             (IN THOUSANDS)
Mature in one year or less                             $    175,673    $    175,200
Mature after one year through three years                   237,651         235,522
                                                       ------------    ------------
                                                       $    413,324    $    410,722
                                                       ============    ============

    At March 31, 1999, the gross unrealized gains and losses on securities were immaterial. The Company's investments in marketable securities as of March 31, 1999, were as follows:

                                                                COST
                                                           --------------
                                                           (IN THOUSANDS)
Municipal bonds                                            $        151,448
Corporate bonds                                                     125,878
U.S. government securities                                          338,687
                                                           ----------------
Total available-for-sale securities                                 616,013
Less amounts classified as cash equivalents                         189,681
                                                           ----------------
                                                           $        426,332
                                                           ================

NOTE 3. BALANCE SHEET DETAIL

INVENTORIES

                                  2000        1999
                                  ----        ----
                                   (IN THOUSANDS)
Raw materials                  $   21,806  $    16,354
Work-in-process                    11,685        8,202
Finished goods                     34,887       26,282
                               ----------  -----------
                               $   68,378  $    50,838
                               ==========  ===========

PROPERTY AND EQUIPMENT

                                                           LIFE           2000          1999
                                                       -----------     ----------    -----------
                                                                    (IN THOUSANDS)
Land                                                               --  $    17,004   $    13,240
Buildings and improvements                               5 - 40 years       71,768        51,706
Machinery and equipment                                   3 - 5 years       75,892        86,591
Furniture and fixtures                                    3 - 7 years       70,151        67,771
Leasehold improvements                                  Life of lease        3,962         3,300
Construction in progress                                           --        3,125         1,070
                                                                       -----------   -----------
                                                                           241,902       223,678
Accumulated depreciation and amortization                                 (106,680)      (96,944)
                                                                       ------------  -----------
                                                                       $   135,222   $   126,734
                                                                       ===========   ===========

OTHER LONG-TERM ASSETS

                                                             2000            1999
                                                         ------------     -----------
                                                                (IN THOUSANDS)
TSMC advance payments (Note 6)                           $     16,800     $    21,148
Patent license fee (Note 16)                                    6,067              --
Minority investments                                           11,358           6,629
Other                                                           6,143           6,302
                                                         ------------     -----------
                                                         $     40,368     $    34,079
                                                         ============     ===========

ACCRUED LIABILITIES

                                                             2000           1999
                                                         -------------  -------------
                                                                (IN THOUSANDS)
Tax related                                              $     100,689  $      65,754
Accrued compensation and related taxes                          25,430         22,137
Stock repurchase related (Note 14)                              19,135          1,163
Acquisition related                                             19,097            491
Sales and marketing related                                     13,477          7,708
Other                                                           15,389         15,626
                                                         -------------  -------------
                                                         $     193,217  $     112,879
                                                         =============  =============

NOTE 4. LINES OF CREDIT

    In March 1999, the Company obtained an unsecured $60.0 million revolving line of credit which expired in March 2000. In March 2000, the Company amended the line of credit to extend the term through March 2001 and to increase the maximum borrowing capacity to $80.0 million. No borrowings were outstanding under the line of credit as of March 31, 2000. The interest rate and commitment fee are based on a pricing matrix, which correlates with the Company's credit rating and market interest rates. Under the arrangement, the Company is required to maintain certain financial ratios among other restrictive covenants. The Company was in compliance with all such covenants as of March 31, 2000.

    In December 1999, the Company assumed a $10.0 million revolving line of credit, of which $5.5 million was outstanding, in conjunction with the purchase of DPT (Note 8). The line of credit was paid in full in December 1999 and the Company terminated this line of credit in January 2000.

    In May 1998, the Company assumed a $6.8 million unsecured revolving line of credit, of which $4.7 million was outstanding, in conjunction with the purchase of Ridge Technologies, Inc. ("Ridge") (Note 8). In August 1998, the Company paid in full and terminated this line of credit.


NOTE 5. LONG-TERM DEBT

    In February 1997, the Company issued $230.0 million of 4 3/4% Convertible Subordinated Notes due on February 1, 2004. The Company received net proceeds of $223.9 million. The notes provide for semi-annual interest payments each February 1 and August 1, commencing on August 1, 1997. The holders of the notes are entitled to convert the notes into common stock at a conversion price of $51.66 per share through February 1, 2004. The notes are redeemable, in whole or in part, at the option of the Company, at any time at declining premiums to par. Debt issuance costs are amortized ratably over the term of the notes. During fiscal 2000, a noteholder converted $0.2 million of 4 3/4% Convertible Subordinated Notes into 3,871 shares of the Company's common stock.

    In June 1992, the Company entered into a $17.0 million term loan agreement bearing interest at 7.65%, with principal and interest payable in quarterly installments of $850,000. In the first quarter of fiscal 1999, the Company paid the remaining outstanding principal and interest due on the loan.


NOTE 6. TAIWAN SEMICONDUCTOR MANUFACTURING AGREEMENTS

    In each of fiscal years 1996 through 1998, the Company entered into agreements with TSMC, including Option I, Option II and Option III Agreements, which provide the Company with guaranteed capacity for wafer fabrication in exchange for advance payments by the Company. The Company records the prepayments as either "Prepaid expenses" or "Other long-term assets" based upon the amount expected to be utilized in the next year. As wafers are received from TSMC, the prepayments are capitalized into inventory. The Company utilized $8.4 million and $18.2 million of the prepayments in fiscal 2000 and 1999, respectively, which were capitalized into inventory. The advance payments expected to be realized in the next year of $8.4 million are classified in "Prepaid expenses". The remaining advance payments or $16.8 million are classified in "Other long-term assets" as of March 31, 2000, and are expected to be realized by the Company during the term of the agreements.

    In fiscal 1998, the Company entered into the Option III Agreement, which provided the Company with increased wafer fabrication capacity in return for advance payments totaling $35.3 million. The Company signed a non-interest bearing promissory note for the $35.3 million, which was originally due in two equal installments of approximately $17.6 million and $17.7 million in January 1998 and June 1998, respectively. The first installment was paid in January 1998. In the first quarter of fiscal 1999, the Company and TSMC mutually agreed to extend, indefinitely, the second installment originally due in June 1998. In December 1998, the Company and TSMC mutually agreed to terminate the Option III Agreement, including the second installment of the related promissory note. The Company's decision to terminate the agreement was based on analyses that anticipated manufacturing requirements would not fully utilize the prepaid capacity. TSMC agreed to refund the Company the $17.6 million previously paid, in four equal quarterly installments beginning in December 1998. The Company reversed the $35.3 million of payments classified in "Other long-term assets" as well as the $17.7 million of long-term debt, and recorded a

$17.6 million receivable due from TSMC, which was classified in "Other current assets". At no time did the Company determine that the prepaid balance was impaired.

    In January 1999, in response to declining demand for its products, the Company and TSMC amended the Option I and Option II Agreements to extend the term of the agreements by two years through December 31, 2002. Additionally, TSMC agreed to refund the Company $5.4 million of advanced payments, payable in four equal quarterly installments beginning in January 1999. No other terms or conditions were amended. The amount due from TSMC was also reclassified from "Other long-term assets" to "Other current assets".

    In June 2000, the Company and TSMC amended the Option II Agreement. In accordance with the amendment, the Company paid TSMC an additional $20 million in advance payments to secure guaranteed capacity for wafer fabrication through December 31, 2004. No other terms or conditions were amended (unaudited).

    There can be no assurance that the Company will be able to satisfy its future wafer needs from current or alternative manufacturing sources. This could result in possible loss of sales or reduced margins.

NOTE 7. STATEMENTS OF OPERATIONS

    Other charges include (Note 11):

                                                        2000          1999          1998
                                                      ----------    ----------     ---------
                                                                  (IN THOUSANDS)
Acquisition-related charges                           $       --    $   21,463     $      --
Asset impairment charges                                      --         3,989         6,715
Other charges                                                 --         3,405            --
                                                      ----------    ----------     ---------
                                                      $       --    $   28,857     $   6,715
                                                      ==========    ==========     =========

    Interest and other income include:

                                                         2000          1999           1998
                                                      ----------    ----------     ---------
                                                              (IN THOUSANDS)
Interest income                                       $   32,207    $   33,459     $  32,899
Gain on sale of land (Note 12)                             3,513         1,600            --
Gain on warrants received (Note 9)                        11,360            --            --
                                                      ----------    ----------     ---------
                                                      $   47,080    $   35,059     $  32,899
                                                      ==========    ==========     =========

NOTE 8. BUSINESS COMBINATIONS AND RELATED PARTY TRANSACTIONS

    WILD FILE: In March 2000, the Company purchased Wild File, a supplier of continuous backup and system recovery software. In consideration, the Company paid $13.2 million in cash, issued 392,000 shares of the Company's common stock valued at $17.1 million and assumed stock options valued at $0.8 million. The options assumed were valued using the Black-Scholes valuation model. Due to restrictions placed on the disposal of certain shares, $2.6 million of the common stock was accounted for as "Deferred stock-based compensation", a contra equity account on the Consolidated Balance Sheet as of March 31, 2000 (Note 14). The deferred stock-based compensation was not included in the purchase price. As part of the purchase agreement, $4.4 million of the purchase price was held back for unknown liabilities that may have existed as of the acquisition date. The holdback was funded to an escrow account and therefore does not represent cash or a liability of the Company as of March 31, 2000. The holdback will be paid for such unknown liabilities or to the seller within one year from the acquisition date and was included as part of the purchase price. Additionally, the Company incurred $0.4 million in professional fees, including legal, valuation and accounting fees, related to the acquisition, which were included as part of the purchase price of the transaction.

    The Company accounted for the acquisition of Wild File using the purchase method of accounting and the impact of the acquisition was not material to the Company's consolidated financial results of operations as of the acquisition date. The allocation of the

Company's purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed is summarized below. The allocation was based on an independent appraisal and estimate of fair value.

              (IN THOUSANDS)

              Net tangible assets                         $       6,770
              In-process technology                                 377
              Goodwill and other intangible assets:
                  Goodwill                                       13,348
                  Patents                                         5,260
                  Covenant not to compete                         1,650
                  Acquired employees                                887
                  Trade name                                        526
                  Purchased technology                              118
                                                          -------------
                                                                 21,789
                                                          -------------
              Net assets acquired                         $      28,936
                                                          =============

    The net tangible assets acquired were comprised primarily of cash and receivables offset by accrued liabilities. The acquired in-process technology was written off in the fourth quarter of fiscal 2000. The estimated weighted average useful life of the goodwill and other intangible assets, created as a result of the acquisition of Wild File, is approximately three years.

    DPT: In December 1999, the Company purchased DPT, a supplier of high-performance storage solutions, including RAID controllers and storage subsystems, for $185.2 million in cash and assumed stock options valued at $51.8 million using the Black-Scholes valuation model. As part of the purchase agreement, $18.5 million of the purchase price was held back for unknown liabilities that may have existed as of the acquisition date. The holdback remains outstanding and was included in "Accrued liabilities" in the Consolidated Balance Sheet as of March 31, 2000. The holdback will be paid for such unknown liabilities or to the seller within 12 months from the acquisition date and was included as part of the purchase price. Additionally, the Company incurred $1.1 million in professional fees, including legal, valuation and accounting fees, related to the acquisition, which were included as part of the purchase price of the transaction.

    The Company accounted for the acquisition of DPT using the purchase method of accounting. The allocation of the Company's purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed is summarized below. The allocation was based on an independent appraisal and estimate of fair value.

              (IN THOUSANDS)
              Net tangible assets                         $       4,090
              In-process technology                              16,739
              Goodwill and other intangible assets:
                Goodwill                                        147,997
                Purchased technology                             38,621
                Covenant not to compete                           9,332
                Distributed network                               9,292
                Acquired employees                                6,832
                OEM relationships                                 5,190
                                                          -------------
                                                                217,264
                                                          -------------
              Net assets acquired                         $     238,093
                                                          =============

    The net tangible assets acquired were comprised primarily of inventory, property and equipment and receivables offset by accrued liabilities, including amounts due under a line of credit (Note 4). The acquired in-process technology was written off in the third quarter of fiscal 2000. The estimated weighted average useful life of the goodwill and other intangible assets, created as a result of the acquisition of DPT, is approximately four years.

    If the Company had acquired DPT at the beginning of the periods presented, the Company's unaudited pro forma net revenues, net income (loss) and net income
(loss) per share would have been as follows (in thousands, except per share amounts):

                                                              Year Ended                Year Ended
                                                              March 31, 2000            March 31, 1999
                                                              --------------            --------------
    Net revenues                                              $840,173                   $719,850
    Net income (loss)                                         $144,989                   ($74,978)
    Net income (loss) per share:
        Basic                                                 $   1.40                   $  (0.68)
        Diluted                                               $   1.32                   $  (0.68)

    The Company rents one of its facilities in Florida at "arms-length" prices from a former stockholder of DPT, who is also a relative of a former officer and stockholder of DPT. This former officer and stockholder of DPT is also a former officer of the Company. The Company paid $27,000 for rent expense to the related party from the acquisition date through March 31, 2000.

    CEQUADRAT: In July 1999, the Company purchased CeQuadrat, a developer of CD-R software products, for $24.0 million in cash. As part of the purchase agreement, $4.8 million of the purchase price was held back for unknown liabilities that may have existed as of the acquisition date. In the third quarter of fiscal 2000, the Company paid the holdback to an escrow account, therefore the amount does not represent cash or a liability of the Company as of March 31, 2000. The holdback will be paid for such unknown liabilities or to the seller within 12 months from the acquisition date and was included as part of the purchase price. Additionally, the Company incurred $0.3 million in professional fees, including legal, valuation and accounting fees, related to the acquisition, which were included as part of the purchase price of the transaction.

    The Company accounted for the acquisition of CeQuadrat using the purchase method of accounting and, excluding the write-off of acquired in-process technology, the impact of the acquisition was not material to the Company's consolidated financial results of operations as of the acquisition date. The allocation of the Company's purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed is summarized below. The allocation was based on an independent appraisal and estimate of fair value.

              (IN THOUSANDS)
              Net tangible assets                         $         123
              In-process technology                               3,016
              Goodwill and other intangible assets:
                 Goodwill                                        10,341
                 Covenant not to compete                          4,360
                 Purchased technology                             3,140
                 OEM relationships                                1,186
                 Acquired employees                               1,173
                 Trade name                                         953
                                                          -------------
                                                                 21,153
                                                          -------------
              Net assets acquired                         $      24,292
                                                          =============

    The net tangible assets acquired were comprised primarily of cash and receivables offset by accrued liabilities. The acquired in-process technology was written off in the second quarter of fiscal 2000. The estimated weighted average useful life of the goodwill and other intangible assets, created as a result of the acquisition of CeQuadrat, is approximately three years.

    RIDGE: During fiscal 1998, the Company invested an aggregate $5.0 million in Series A Preferred Stock, representing a then 19.9% interest in Ridge. In conjunction with this investment, Grant Saviers, former Chairman and CEO of the Company, became a director of Ridge. In December 1997, the Company wrote down its minority investment by $3.5 million to $1.5 million based on an identified impairment (Note 11). In February 1998, the Company guaranteed a $6.8 million line of credit on behalf of Ridge in exchange for a warrant to purchase up to 200,000 shares of Ridge common stock. During fiscal 1998, the Company incurred $0.9 million in research and development expenditures related to consulting services provided by Ridge. In May 1998, the Company purchased Ridge for 1,241,538 shares of the Company's common stock valued at $21.2 million and assumed stock options valued at $13.1 million. The options assumed were valued using the Black-Scholes valuation model. Additionally, the Company incurred $0.8 million in professional fees, including finance, accounting, legal and appraisal fees, related to the acquisition, which were included as part of the purchase price of the transaction. In-process technology was valued at $39.4 million and was written off in the first quarter of fiscal 1999. In August 1998, the Company exited the storage subsystems business line (Note 10), abandoned the in-process technology projects (these projects remained incomplete from the date of acquisition through abandonment) and wrote off the remaining unamortized goodwill of $0.6 million and an intangible asset of $1.2 million associated with Ridge. The intangible asset related to workforce in place.

    ADI: In April 1998, the Company purchased read channel and preamplifier ASIC technologies ("ASIC technologies") from Analog Devices, Inc. ("ADI") for $34.4 million in cash. The ASIC technologies purchased from ADI were to be incorporated into the mainstream removable PTS business line upon completion. Grant Saviers, former Chairman and CEO of the Company, is a director of ADI. The Company incurred $0.4 million in professional fees, including finance, accounting, legal and appraisal fees, related to the acquisition, which were included as part of the purchase price of the transaction. The in-process technology was valued at $6.1 million and was written off in the first quarter of fiscal 1999. In January 1999, the Company sold the mainstream removable PTS business line (Note 9), including the in-process technologies purchased from ADI (these projects remained incomplete from the date of acquisition through their disposition) and relieved the remaining unamortized goodwill of $18.3 million and an intangible asset of $1.7 million associated with the ASIC technologies purchased from ADI. The intangible asset related to the covenant not to compete.

    ALACRITECH: During fiscal 1998, the Company purchased $1.0 million in preferred stock, and entered into a development and license agreement with Alacritech, a venture-stage company whose founder and CEO, Larry Boucher, is also a founder and Chairman of the Board of Directors of the Company. During fiscal 1999, the Company and Alacritech agreed to terminate the development and license agreement. Two other directors of the Company are also directors of Alacritech.

NOTE 9. BUSINESS DIVESTITURES AND RELATED PARTY TRANSACTIONS

    JNI: In November 1998, the Company entered into a definitive agreement with JNI whereby the Company agreed to contribute certain fibre channel technology, products and property and equipment to JNI related to the fibre channel business line. As consideration for the assets received, JNI issued to the Company 1,132,895 shares of JNI Series A Convertible Preferred Stock, which represented a then 6.2% ownership, and three warrants to purchase up to 2,436,551 shares of JNI Series A Convertible Preferred Stock for an aggregate price of $300. (The share amounts contained in this fiscal 2000 Annual Report reflect a 70% reverse stock split effected by JNI in October 1999). If the warrants were fully exercised, the added shares would have represented a then additional 11.1% ownership of JNI by the Company. Exercisability of the warrants was contingent upon JNI attaining certain milestones such as net revenue levels from products based on the acquired technology, new product introductions, or a change in majority control including an initial public offering of JNI's stock before January 31, 2001.

    In September 1999, pursuant to an offer from JNI, the Company exchanged an existing contingent warrant to purchase shares of JNI Series A Convertible Preferred Stock for an immediately exercisable warrant to purchase 840,000 shares of JNI Series A Convertible Preferred Stock. The two remaining contingent warrants expired unexercisable on October 27, 1999, the effective date of JNI's initial public offering. Upon the closing of the public offering, the Series A Convertible Preferred Stock automatically converted into shares of common stock.

    As a result of the exchange of warrants described above, the Company recorded a gain of $10.9 million ($6.6 million net of income taxes) in the second quarter of fiscal 2000, reflecting the excess of fair value of the warrant received over the carrying amount of the warrant surrendered. The Company valued the JNI warrant received using the Black-Scholes valuation model. The gain is included in "Interest and other income" in the Consolidated Statement of Operations for the year ended March 31, 2000.

    In March 2000, the Company exercised the warrant on a net-share settlement basis, and received 839,998 additional shares of JNI common stock, resulting in a total ownership of 1,972,893 shares as of March 31, 2000. The Company's investment in JNI common stock is accounted for under the cost method and is considered available-for-sale and included in "Marketable securities" in the Consolidated Balance Sheet as of March 31, 2000 (Note 2). As of March 31, 2000, the fair market value of the Company's investment in JNI common stock was $100.4 million.

    The Company possesses certain limited registration rights beginning two years following the date of JNI's initial public offering with respect to the JNI common stock. However, the Company may sell the unregistered common shares, subject to certain restrictions related to the average trading volume or total outstanding shares of JNI. As of March 31, 2000, the Company owned 8.6% of the outstanding shares of JNI.

    In addition to the investment in JNI, the Company agreed to provide JNI with certain manufacturing services and lease space to JNI in one of the Company's facilities at "arms-length" prices. During fiscal 2000 and 1999, the Company billed JNI for manufacturing services and lease costs totaling $2.0 million and $0.3 million, respectively. The Company and JNI also entered into a cross-license agreement whereby JNI would pay royalties on certain products and the Company would license certain technologies from JNI royalty-free. The Company did not recognize any royalty income from JNI during fiscal 2000 and 1999. As of March 31, 2000 and 1999, JNI owed the Company approximately $44,000 and $90,000, respectively, which were included in "Accounts receivable" in the Consolidated Balance Sheets as of March 31, 2000 and 1999, respectively.

     CHAPARRAL: In November 1998, the Company entered into a definitive agreement with Chaparral whereby the Company agreed to contribute certain tangible and intangible assets related to the external storage business line. In exchange, Chaparral issued to the Company 5,540,200 shares of Series B Convertible Preferred Stock. The investment represented a then 19.9% ownership interest.

         In addition to the investment in Chaparral, the Company agreed to provide certain manufacturing services and lease space to Chaparral in one of the Company's facilities at "arms-length" prices. The Company and Chaparral also entered into a cross-license agreement whereby Chaparral would pay royalties on certain products. The Company also licensed certain technologies from Chaparral royalty-free in order to manufacture product for Chaparral. During fiscal 2000 and 1999, the Company billed Chaparral for manufacturing services and lease costs totaling $1.4 million and $0.5 million, respectively, and recorded royalty and product revenue of $1.5 million and $0, respectively. As of March 31, 2000 and 1999, Chaparral owed the Company approximately $0.4 million and $64,000, respectively, which were included in "Accounts receivable" in the Consolidated Balance Sheets as of March 31, 2000 and 1999, respectively.

    In March 2000, the Company entered in an integrated circuit ("IC") supply agreement (the "Agreement") with Chaparral, whereby the Company will sell IC's to Chaparral. Upon execution of the Agreement, the Company received a warrant to purchase 300,000 shares of common stock at $20 per share. The warrant is exercisable from December 1, 2000 to May 31, 2001. The warrant was valued at $0.4 million using the Black-Scholes valuation method. The gain is included in "Interest and other income" in the Consolidated Statement of Operations for the year ended March 31, 2000.

    The Company's investment in Chaparral of $1.0 million approximates fair value and is included in "Other long-term assets" in the Consolidated Balance Sheet as of March 31, 2000. As of March 31, 2000, the Company owned 11.6% of the outstanding shares of Chaparral and accounts for its investment under the cost method.

    BROADLOGIC: In December 1998, the Company entered into a definitive agreement with BroadLogic whereby the Company agreed to contribute certain tangible and intangible assets related to the satellite networking business line. In exchange for the assets, BroadLogic issued the Company 989,430 shares of Series A Convertible Preferred Stock, representing a then 19.9% ownership interest. In addition, the Company received a warrant to purchase up to 982,357 shares of common stock at $4 per share. The warrant is immediately exercisable and expires upon the earlier of December 2003 or immediately prior to an initial public offering.

    In addition to the investment in BroadLogic, the Company agreed to provide certain manufacturing services and lease space to BroadLogic in one of the Company's facilities. The Company and BroadLogic also entered into a royalty-free cross-license agreement. During fiscal 2000 and 1999, the Company billed BroadLogic for manufacturing services and lease costs totaling $2.9 million and $0.8 million, respectively. As of March 31, 2000 and 1999, BroadLogic owed the Company $60,000 and $0, respectively, which were included in "Accounts receivable" in the Consolidated Balance Sheets as of March 31, 2000 and 1999, respectively.

    In November 1999, in connection with BroadLogic's second round of equity financing, the Company purchased 390,774 shares of BroadLogic Series B Preferred Stock for $2.4 million, representing approximately 12.0% of the Series B Preferred Stock issued.

    The Company's investment in BroadLogic of $3.1 million approximates fair value and is included in "Other long-term assets" in the Consolidated Balance Sheet as of March 31, 2000. As of March 31, 2000, the Company owned 10.9% of the outstanding shares of BroadLogic and accounts for its investment under the cost method.

    TI: In November 1998, the Company entered into a definitive agreement with Texas Instruments, Inc. ("TI") under which certain assets of the Company's high-end PTS business line were sold to TI for approximately $8.5 million in cash proceeds. These assets included manufacturing and test equipment with a net book value of $3.8 million and inventory with a carrying value of $0.3 million. The unamortized goodwill of $4.2 million associated with the acquisition of Western Digital's Connectivity Solutions Group was written off against the sale proceeds. Additionally, the Company incurred legal, accounting and consulting costs of $0.2 million. The Company received cash proceeds of $4.5 million upon consummation of the asset purchase agreement. The outstanding balance of $4.0 million was paid in two equal installments in February and May of 1999. The Company did not recognized a gain or loss on this transaction. The Company agreed to license certain technologies to TI for $3.7 million. The license payments were paid during the second quarter through the fourth quarter of fiscal 2000. In addition, TI agreed to pay royalties ranging from 2 - 5% on certain products for up to five years.

    ST: In January 1999, the Company consummated an agreement with STMicroelectronics, Inc. ("ST") under which ST acquired certain assets and obtained certain intellectual property rights of the Company's mainstream removable PTS business line for an aggregate purchase price of $72.1 million in cash and $3.3 million in cost reimbursements. The assets included manufacturing and test equipment with a net book value of

$5.5 million and inventory with a carrying value of $2.3 million. The unamortized goodwill of $18.3 million and other intangible asset of $1.7 million associated with the purchase of ASIC technologies from ADI and certain other intangible assets of $1.6 million were written off against the sale proceeds. Additionally, the Company incurred severance and benefit costs of $12.0 million and legal, accounting and consulting costs of $2.5 million. The Company received all of the cash proceeds in January 1999 and recorded a gain of $10.0 million (net of taxes of $21.5 million) in the fourth quarter of fiscal 1999. In addition, the Company agreed to provide certain other manufacturing services and lease space to ST in one of the Company's facilities for a transitionary period of time. The Company and ST also entered into a royalty-free cross-license agreement.

    If the Company had sold the PTS business lines at the beginning of the periods presented, the Company's unaudited pro forma net revenues and net income would have been as follows (in thousands):

                                            Year Ended         Year Ended
                                           March 31, 1999    March 31, 1998
                                           --------------    --------------
    Net revenues                           $601,639           $757,507
    Net income                             $    479           $134,412


NOTE 10. RESTRUCTURING CHARGES

    During fiscal 1999, the Company recorded $39.9 million in restructuring charges, including $21.6 million of severance and benefits ($3.9 million in non-cash stock-based compensation charges -- Note 14), $13.5 million of asset write-offs, and $4.8 million in other charges.

    FIRST QUARTER RESTRUCTURING PLAN

     In the first quarter of fiscal 1999, in connection with management's plan to reduce costs, improve operating efficiencies and divest the satellite networking business line, the Company recorded a restructuring charge of $8.8 million. The Company continues to hold a minority interest in BroadLogic, the Company that acquired the satellite networking business line (Note 9). The restructuring charge was comprised primarily of severance and benefits of $6.8 million related to the involuntary termination of approximately 550 employees, primarily in manufacturing and engineering functions, of which approximately 36% were based in the U.S. and the remainder were based in Singapore. Additionally, the Company wrote off machinery and equipment, primarily consisting of production and test equipment, with a net book value of $1.0 million that was deemed unnecessary due to the reduction in workforce. The machinery and equipment was taken out of service and disposed of during the second quarter of fiscal 1999. The Company incurred $1.0 million in legal, consulting and accounting charges, related to this restructuring.

    The Company recorded a net reduction to the fiscal 1999 first quarter restructuring provision of $1.4 million in the second quarter of fiscal 1999 and a net increase of $0.2 million in the fourth quarter of fiscal 1999. The adjustments reflect changes to the anticipated expenses as actual costs became known. As a result, severance and benefits costs were reduced by $0.6 million, and legal, accounting and consulting costs were reduced by $0.9 million. Additionally, the Company identified an additional $0.3 million of assets deemed unnecessary due to the first quarter restructuring activities.

    The following table sets forth an analysis of the components of the restructuring charge recorded in the first quarter of fiscal 1999 and subsequent adjustments and payments made against the reserve:

                                                         SEVERANCE
                                                            AND            ASSET           OTHER
FIRST QUARTER RESTRUCTURING PLAN                         BENEFITS       WRITE-OFFS        CHARGES          TOTAL
--------------------------------                         --------       ----------        -------          -----
                                                                         (IN THOUSANDS)
RESTRUCTURING PROVISION:
  Severance and benefits                                  $ 6,800       $       --     $       --      $     6,800
  Property and equipment write-offs                            --              950             --              950
  Other charges                                                --               --          1,050            1,050
                                                         --------      -----------      ---------      -----------
     TOTAL RESTRUCTURING PROVISION                          6,800              950          1,050            8,800
Cash paid                                                  (3,244)              --             --           (3,244)
Non-cash charges                                             (296)            (950)            --           (1,246)
                                                        ---------      -----------     ----------      -----------
RESERVE BALANCE AT JUNE 30, 1998                            3,260               --          1,050            4,310
PROVISION ADJUSTMENT                                         (934)             280           (794)          (1,448)
Cash paid                                                  (2,133)              --             (8)          (2,141)
Non-cash charges                                              (53)            (280)            --             (333)
                                                       -----------      ----------     ----------       -----------
RESERVE BALANCE AT SEPTEMBER 30, 1998                         140               --            248              388
Cash paid                                                    (140)              --            (60)            (200)
                                                       ----------      -----------     ----------      -----------
RESERVE BALANCE AT DECEMBER 31, 1998                           --               --            188              188
PROVISION ADJUSTMENT                                          291               --            (55)             236
Cash paid                                                     (69)              --           (133)            (202)
Non-cash charges                                             (222)              --             --             (222)
                                                       ----------      -----------     ----------       ----------
RESERVE BALANCE AT MARCH 31, 1999                      $       --       $       --     $       --       $       --
                                                       ==========      ===========     ==========      ===========

SECOND QUARTER RESTRUCTURING PLAN

    In the second quarter of fiscal 1999, the Company recorded a restructuring charge of $26.0 million. This charge was a direct result of management's decision to refocus the business and divest certain unprofitable business activities including storage subsystems (primarily those business activities purchased in connection with the Ridge transaction -- Note 8), fibre channel, external storage and high-end peripheral technology solutions. The Company continues to hold a minority interest in JNI and Chaparral, the companies which acquired the fibre channel and external storage business lines, respectively (Note 9).

    The second quarter restructuring charge was comprised primarily of severance and benefits of $9.2 million related to the involuntary termination of approximately 300 U.S. employees, primarily in engineering functions. The Company wrote off machinery and equipment (primarily design and development equipment), furniture and fixtures, and leasehold improvements with a net book value of $4.4 million, $1.7 million and $1.5 million, respectively. The assets were taken out of service and disposed of during the second quarter of fiscal 1999. These assets were deemed unnecessary due to business line divestitures and related reductions in workforce. Additionally, the Company wrote down test equipment by $0.9 million to its estimated realizable value of $2.1 million, based on its estimated sales value, and subsequently sold it in the third quarter of fiscal 1999. Also during the second quarter, the Company wrote off and scrapped inventory and other assets, including goodwill associated with the storage subsystems business line, with a net book value of $1.0 million and $2.0 million, respectively. The Company accrued for contractual obligations of $3.7 million, lease costs of $0.9 million, and legal, consulting and accounting costs of $0.6 million related to the restructuring. The contractual obligations primarily related to non-cancelable purchase commitments including approximately $1.6 million of equipment (e.g., development equipment and computer equipment) and $2.1 million of prototype products. The lease costs include lease termination costs and estimated future obligations for non-cancelable lease payments for excess facilities in Northern and Southern California that were vacated due to the reduction in workforce.

    The Company recorded adjustments to the fiscal 1999 second quarter restructuring provision of $1.4 million in the fourth quarter of fiscal 1999. The adjustment relates primarily to favorable negotiations with vendors surrounding contractual obligations where the Company successfully canceled outstanding purchase orders and reduced cancellation fees for a total of $1.8 million, offset in part by additional legal, consulting and accounting charges of $0.2 million and additional lease costs of $0.4 million. Additionally, the adjustments include an increase in severance and benefits costs of $0.2 million as actual costs were higher per person than anticipated, and a $0.4 million decrease related to proceeds from the sale of previously written-off furniture and fixtures and leasehold improvements.

    The following table sets forth an analysis of the components of the restructuring charge recorded in the second quarter of fiscal 1999 and subsequent adjustment and payments made against the reserve:

                                                        SEVERANCE
                                                           AND            ASSET           OTHER
SECOND QUARTER RESTRUCTURING PLAN                       BENEFITS       WRITE-OFFS        CHARGES          TOTAL
---------------------------------                       --------       ----------        -------          -----
                                                                        (IN THOUSANDS)
RESTRUCTURING PROVISION:
  Severance and benefits                               $     9,231     $        --     $        --     $     9,231
  Inventory write-offs                                          --             984              --             984
  Property and equipment write-offs                             --           8,484              --           8,484
  Contractual obligations                                       --              --           3,742           3,742
  Accrued lease costs                                           --              --             927             927
  Goodwill and other assets write-offs                          --           2,005              --           2,005
  Other charges                                                 --              --             605             605
                                                       -----------     -----------     -----------     -----------
     TOTAL RESTRUCTURING PROVISION                           9,231          11,473           5,274          25,978
Cash paid                                                   (4,585)             --            (264)         (4,849)
Non-cash charges                                              (285)        (11,473)             --         (11,758)
                                                       ------------    ------------    -----------     ------------
RESERVE BALANCE AT SEPTEMBER 30, 1998                        4,361              --           5,010           9,371
Cash paid                                                   (3,602)             --          (1,734)         (5,336)
                                                       ------------    -----------     ------------    ------------
RESERVE BALANCE AT DECEMBER 31, 1998                           759              --           3,276           4,035
PROVISION ADJUSTMENT                                           243            (459)         (1,190)         (1,406)
Cash paid                                                     (430)             --          (1,604)         (2,034)
Non-cash charges                                              (475)            459              --             (16)
                                                       ------------    -----------     -----------     ------------
RESERVE BALANCE AT MARCH 31, 1999                               97              --             482             579
Cash paid                                                      (54)             --            (241)           (295)
                                                       ------------    -----------     ------------    ------------
RESERVE BALANCE AT JUNE 30, 1999                                43              --             241             284
Cash paid                                                      (43)             --            (121)           (164)
                                                       ------------    -----------     ------------    ------------
RESERVE BALANCE AT SEPTEMBER 30, 1999                           --              --             120             120
Cash paid                                                       --              --             (21)            (21)
                                                       -----------     -----------     ------------    ------------
RESERVE BALANCE AT DECEMBER 31, 1999                            --              --              99              99
Cash paid                                                       --              --             (21)            (21)
                                                       -----------     -----------     ------------    ------------
RESERVE BALANCE AT MARCH 31, 2000                      $        --       $      --     $        78     $        78
                                                       ===========     ===========     ===========     ===========

FOURTH QUARTER RESTRUCTURING PLAN

    In the fourth quarter of fiscal 1999, the Company recorded a restructuring charge of $7.8 million. This charge resulted from a reduction in the infrastructure that supported business lines divested during fiscal 1999 (Note 9). The restructuring charge was comprised primarily of severance and benefits of $6.0 million related to the involuntary termination of approximately 125 employees in various functions, including manufacturing, sales and administration. Most of these jobs were based in the United States. The Company wrote off and disposed of equipment (primarily office equipment), with a net book value of $1.2 million deemed unnecessary due to the reduction in workforce during the fourth quarter of fiscal 1999. Additionally, the Company accrued for lease costs and legal, consulting and accounting charges related to the restructuring of $0.2 million and $0.4 million, respectively. The lease costs pertain to lease termination costs for excess facilities in Washington state that were vacated due to the reduction in workforce.

    The following table sets forth an analysis of the components of the restructuring charge recorded in the fourth quarter of fiscal 1999 and payments made against the reserve:

                                                        SEVERANCE
                                                           AND            ASSET           OTHER
FOURTH QUARTER RESTRUCTURING PLAN                       BENEFITS       WRITE-OFFS        CHARGES          TOTAL
---------------------------------                       --------       ----------        -------          -----
                                                                        (IN THOUSANDS)
RESTRUCTURING PROVISION:
  Severance and benefits                               $     5,982     $        --     $        --     $     5,982
  Property and equipment write-offs                             --           1,245              --           1,245
  Accrued lease costs                                           --              --             190             190
  Other charges                                                 --              --             354             354
                                                       -----------     -----------     -----------       ---------
     TOTAL RESTRUCTURING PROVISION                           5,982           1,245             544           7,771
Cash paid                                                   (2,051)             --              --          (2,051)
Non-cash charges                                            (2,561)         (1,245)             --          (3,806)
                                                       ------------    ------------    -----------     ------------
RESERVE BALANCE AT MARCH 31, 1999                            1,370              --             544           1,914
Cash paid                                                     (648)             --            (285)           (933)
                                                       ------------    -----------     ------------    ------------
RESERVE BALANCE AT JUNE 30, 1999                               722              --             259             981
Cash paid                                                     (279)             --            (194)           (473)
                                                       ------------    -----------     ------------    ------------
RESERVE BALANCE AT SEPTEMBER 30, 1999                          443              --              65             508
Cash paid                                                     (131)             --             (65)           (196)
                                                       ------------    -----------     ------------    ------------
RESERVE BALANCE AT DECEMBER 31, 1999                           312              --              --             312
Cash paid                                                     (131)             --              --            (131)
                                                       ------------    -----------     -----------     ------------
RESERVE BALANCE AT MARCH 31, 2000                      $       181       $      --     $        --     $       181
                                                       ===========     ===========     ===========     ============

    The Company anticipates that the remaining restructuring reserve balance of $0.3 million relating to the second and fourth quarter restructuring plans will be substantially paid out by the second quarter of fiscal 2001.

NOTE 11. OTHER CHARGES

    ACQUISITION-RELATED CHARGES: In fiscal 1998, the Company entered into an agreement to purchase all of the outstanding stock of Symbios, Inc., a wholly-owned subsidiary of Hyundai Electronics America ("HEA"). In fiscal 1999, the Company and HEA mutually agreed to terminate the agreement. The Company paid a $7.0 million termination fee and approximately $6.7 million in nonconsummation fees to HEA. Additionally, the Company incurred approximately $7.8 million in other acquisition-related charges, including legal, consulting and other costs.

    ASSET IMPAIRMENT CHARGES: The Company regularly evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. Based on these evaluations, the Company recorded non-cash impairment charges of $4.0 million and $6.7 in fiscal 1999 and 1998, respectively. The fiscal 1999 impairment charges related to approximately $1.4 million of manufacturing test equipment located in Singapore, deemed unnecessary due to non-temporary declines in production volume and the write-off of approximately $2.6 million of non-trade related receivables. As of the second quarter of fiscal 1999, net revenues had been declining over the previous four quarters. Further, the Company was divesting business lines and did not believe that production volumes would return to levels necessary to fully utilize the manufacturing equipment. Accordingly, the testing equipment was taken out of service, written down to zero, and disposed in the second quarter of fiscal 1999.

    The fiscal 1998 impairment consisted of impairments of the remaining balances of goodwill for the acquisitions of Sigmax Technology, Inc. ("Sigmax") and Skipstone, Inc. ("Skipstone") of $1.5 million and $1.7 million, respectively, and the write-down of the Company's minority investment in Ridge of $3.5 million. The remaining goodwill for Sigmax was written off when the Company decided to abandon this business after the R&D project fell behind and the critical market window was missed, the engineers acquired in the purchase had left the Company and the intellectual property was deemed to have no alternative use. The remaining goodwill from the acquisition of Skipstone was written off when the Company decided to abandon this business as the market for this technology was not developing at the rate required to earn a reasonable return on its investment, most of the engineers acquired in the purchase had left the Company and the intellectual property had no alternative use. The impairment and write down of the Ridge minority investment was a result of delays in the Ridge product. Ridge was not able to bring its product under development to market in a timely manner, which management believed resulted in permanent impairment of the value of the Company's underlying investment in Ridge.

    OTHER CHARGES: The Company recorded executive termination costs of $3.4 million in fiscal 1999, relating to three executives whose employment was terminated during the fiscal year. The costs consisted of $1.9 million in severance and benefits payments and $1.5 million in non-cash stock compensation charges resulting from an amendment to one of the executives option agreements (Note 14). The severance and benefits were paid to two of the executives upon their termination and the third executive's severance and benefits is being paid over a two-year term which commenced in the second quarter of fiscal 1999. The option agreements for one of the terminated executives were amended to allow the vesting of the options to continue for two years subsequent to the date of termination of employment.

NOTE 12. ASSETS HELD FOR SALE

    In March 1999, the Company sold some land located in California for net proceeds of $5.1 million, resulting in a gain of $1.6 million recorded in the fourth quarter of fiscal 1999. Net proceeds from the sale were received in April 1999.

    As of March 31, 1999, the Company included in "Other current assets" in the Consolidated Balance Sheet $41.1 million in assets held for sale representing several pieces of land in California, and one piece of land and a building in Colorado. In April 1999, the Company sold some of the land held for sale in California for net proceeds of $11.5 million, resulting in a gain of $3.5 million recorded in the first quarter of fiscal 2000. Net proceeds from the sale were received in April 1999. The gain was included in "Interest and other income" in the Consolidated Statement of Operations for the year ended March 31, 2000.

    During the third quarter of fiscal 2000, the Company took the land and building held for sale in Colorado off the market in order to make improvements to the property. At which time the improvements are completed, the Company will determine its future requirements for the property. Accordingly, the land and building held for sale in Colorado have been reclassified to "Property and equipment" in the Consolidated Balance Sheet as of March 31, 2000. Assets held for sale totaled $12.9 million as of March 31, 2000, representing the remaining land in California. In January 2000, the Company entered into a contract to sell the remaining land in California. The Company expects to consummate the sale by mid-fiscal 2001.

NOTE 13. NET INCOME (LOSS) PER SHARE

    Net income (loss) per share is presented in accordance with SFAS No. 128, "Earnings per Share", for all periods presented.

    Basic net income (loss) per share is computed by dividing net income (loss) available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted net income
(loss) per share gives effect to all dilutive potential common shares outstanding during a period. In computing diluted net income (loss) per share, the average stock price for the period is used in determining the number of shares to be purchased from exercise of stock options under the treasury stock method.

    Following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations for the years ended March 31:

                                      2000                                  1999                                  1998
                     ----------------------------------- -------------------------------------- ------------------------------------
                       INCOME       SHARES     PER SHARE     LOSS         SHARES      PER SHARE    INCOME       SHARES     PER SHARE
                     (NUMERATOR) (DENOMINATOR)  AMOUNT    (NUMERATOR)  (DENOMINATOR)   AMOUNT    (NUMERATOR) (DENOMINATOR)  AMOUNT
                     ----------- ------------- ---------  -----------  -------------  ---------- ----------- ------------- ---------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BASIC
Net income (loss)
  available to
  common
  stockholders        $170,789     103,427      $  1.65    $(13,293)     110,127       $ (0.12)   $172,877     113,172      $ 1.53
                                                =======                                =======                              ======
EFFECT OF DILUTIVE
  SECURITIES:
  Employee stock
    options and
    other                   --       6,284                       --           --                        --       5,260

DILUTED
Net income (loss)
 available to common
 stockholders and
 assumed conversions  $170,789      109,711     $  1.56    $(13,293)      110,127      $ (0.12)   $172,877      118,432     $ 1.46
                      ========      =======     =======    ========       =======      =======    ========      =======     ======

    Options to purchase 563,000 and 2,369,000 shares of common stock were outstanding at March 31, 2000 and 1998, respectively, but were not included in the computation of diluted shares for the years ended March 31, 2000 and 1998, respectively, because the options' exercise prices were greater than the average market price of the common shares. For the year ended March 31, 1999, all outstanding options to purchase 18,384,000 shares of common stock were excluded from the computation of diluted net loss per share because they were anti-dilutive, as the Company was a in net-loss position.

    The conversion of 4,448,000, 4,452,000 and 4,452,000 shares of common stock related to the 4 3/4% Convertible Subordinated Notes were not included in the computations of net income (loss) per share for the years ended March 31, 2000, 1999 and 1998, respectively, because they were anti-dilutive.

    During fiscal 2000, the Company entered into several equity contracts pertaining to its own stock (Note 14). The impact of these equity contracts on earnings per share for the year ended March 31, 2000, was immaterial.

NOTE 14. STOCKHOLDERS' EQUITY

EMPLOYEE STOCK PURCHASE PLAN

    The Company has authorized 10,600,000 shares of common stock for issuance under the 1986 Employee Stock Purchase Plan ("ESPP"). Qualified employees may elect to have a certain percentage (not to exceed 10%) of their salary withheld pursuant to the ESPP. The salary withheld is then used to purchase shares of the Company's common stock at a price equal to 85% of the market value of the stock at the beginning or ending of the offering period, whichever is lower. Prior to March 31, 1998, the offering period was three months. During fiscal 1999, the Company amended the ESPP to extend the offering period to six months. Under this Plan, 282,000, 770,000 and 360,000 shares were issued during fiscal 2000, 1999 and 1998, respectively, representing approximately $6.1 million, $6.6 million and $9.4 million in employee contributions, respectively.

EMPLOYEE STOCK OPTION PLANS

     1999 STOCK OPTION PLAN: During the second quarter of fiscal 2000, the Company's Board of Directors and its stockholders approved the Company's 1999 Stock Option Plan and reserved for issuance thereunder (a) 1,000,000 shares of common stock plus (b) any shares of common stock reserved but ungranted under the Company's 1990 Stock Option Plan as of the date of stockholder approval plus
(c) any shares returned to the 1990 Stock Option Plan, as a result of termination of options under the 1990 Stock Option Plan after the date of stockholder approval of the 1999 Stock Option Plan.

     The 1999 Stock Option Plan provides for granting of incentive and non-statutory stock options to employees, consultants and directors of the Company. Options granted under this plan are for periods not to exceed ten years, and are granted at prices not less than 100% and 75% for incentive and nonstatutory stock options, respectively, of the fair market value on the date of grant. Generally, stock options become fully vested and exercisable over a four-year period.

    1990 STOCK OPTION PLAN: The Company's Stock Option Plan allowed the Board of Directors to grant to employees, officers, and consultants incentive and non-statutory options to purchase common stock or other stock rights at exercise prices not less than 50% of the fair market value of the underlying common stock on the date of grant. The expiration of options or other stock rights did not exceed ten years from the date of grant. The Company has issued all stock options under this plan at exercise prices of at least 100% of fair market value of the underlying common stock on the respective dates of grant. Generally, options vest and become exercisable over a four year period. In March 1999, the Company amended the 1990 Employee Stock

Option Plan to permit non-employee directors of the Company to participate in this plan. The annual grant to the Board of Directors was made on March 31, 1999, under this plan. Upon stockholder approval of the 1999 Stock Option Plan, the 1990 Stock Option Plan was terminated with respect to new option grants.

    DPT STOCK OPTION PLANS: In connection with the acquisition of DPT in fiscal 2000, each outstanding stock option under the DPT stock option plans was converted into an option of the Company's common stock at a ratio of
0.7133. As a result, outstanding options to purchase 1,131,000 shares of the Company's common stock were assumed. No further options may be granted under the DPT stock option plans (Note 8).

    WILD FILE STOCK OPTION PLAN: In connection with the acquisition of Wild File in fiscal 2000, each outstanding stock option under the Wild File stock option plan was converted to an option of the Company's common stock at a ratio of 0.0691. As a result, outstanding options to purchase 22,000 shares of the Company's common stock were assumed. No further options may be granted under the Wild File stock option plan (Note 8).

    RIDGE STOCK OPTION PLANS: In connection with the acquisition of Ridge in fiscal 1999, each outstanding stock option under the Ridge stock option plans was converted to an option of the Company's common stock at a ratio of
0.6166. As a result, outstanding options to purchase 1,720,000 shares of the Company's common stock were assumed. No further options may be granted under the Ridge stock option plans (Note 8).

Option activity under the Employee Stock Option Plans is as follows:

                                                                  OPTIONS OUTSTANDING
                                                           --------------------------------------
                                                                                      WEIGHTED
                                          OPTIONS                                     AVERAGE
                                         AVAILABLE               SHARES            EXERCISE PRICE
                                         ---------               ------            --------------
BALANCE, MARCH 31, 1997 ...               12,289,098             14,966,372          $19.05
  Authorized                               4,846,065                     --              --
  Granted                                (15,509,116)            15,509,116          $28.81
  Exercised                                       --             (2,393,758)         $12.05
  Cancelled                               10,990,488            (10,990,488)         $33.30
                                   -----------------       ----------------
BALANCE, MARCH 31, 1998 ...               12,616,535             17,091,242          $19.69
  Authorized                               4,490,166                     --              --
  Granted                                (22,837,135)            22,837,135          $13.38
  Exercised                                       --             (2,412,849)         $10.66
  Cancelled                               19,731,659            (19,731,659)         $18.88
                                   -----------------       ----------------
BALANCE, MARCH 31, 1999 ...               14,001,225             17,783,869          $13.71
  Authorized                               1,000,000                     --              --
  Assumed                                         --              1,152,545          $ 5.15
  Granted                                 (5,472,427)             5,472,427          $36.66
  Exercised                                       --             (7,662,493)         $13.41
  Forfeited.........                              --               (646,739)         $ 4.73
  Cancelled                                2,441,230             (2,441,230)         $20.72
                                   -----------------       ----------------
BALANCE, MARCH 31, 2000 ....              11,970,028             13,658,379          $21.52
                                   =================       ================

OPTIONS EXERCISABLE AT:
  March 31, 1998............................          6,861,531               $ 16.41
  March 31, 1999............................          6,995,660*              $ 13.49
  March 31, 2000............................          4,688,062               $ 15.60

----------

* Amount includes certain vested options repriced in the third quarter of fiscal 1999 but not exercisable until April 1999. See "Repricing of Stock Options" below.

    The following table summarizes information about the Employee Stock Option Plan at March 31, 2000:

                     OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                  -------------------------                  -------------------------
                                                                WEIGHTED
                                             NUMBER              AVERAGE              WEIGHTED           NUMBER         WEIGHTED
                     RANGE OF             OUTSTANDING           REMAINING              AVERAGE         EXERCISABLE       AVERAGE
                  EXERCISE PRICES          AT 3/31/00        CONTRACTUAL LIFE      EXERCISE PRICE      AT 3/31/00    EXERCISE PRICE
                  ---------------          ----------        ----------------      --------------      ----------    --------------

                   $00.00 - $10.00          832,339               4.0                $  6.85              548,933      $  6.84
                   $10.01 - $20.00        7,003,883               7.2                $ 12.86            3,061,486      $ 12.48
                   $20.01 - $30.00        1,569,585               7.4                $ 23.52              556,508      $ 23.74
                   $30.01 - $40.00        3,448,150               8.4                $ 34.91              513,946      $ 34.33
                   $40.01 - $50.00          311,100               9.4                $ 42.17                5,723      $ 40.06
                   $50.01 - $60.00          492,631               9.2                $ 56.08                1,466      $ 51.52
                Greater than $60.00             691               9.7                $130.25                   --      $    --
                                          ---------                                                     ---------
                                         13,658,379               7.5                $ 21.52            4,688,062      $ 15.60
                                         ==========                                                     =========

DIRECTORS' STOCK OPTION PLAN

    The 1990 Directors' Stock Option Plan provides for the automatic grant to non-employee directors of non-statutory stock options to purchase common stock at the fair market value of the underlying common stock on the date of grant, which is generally the last day of each fiscal year except for the first grant to any newly elected director. Upon joining the board, each new non-employee director receives an option for 40,000 shares which vests over four years and, prior to March 31, 1997, expired five years after the date of grant. Prior to March 31, 1997, each director received an option at the end of each fiscal year for 10,000 shares, which vested quarterly and over a four year period and expired five years after the date of grant. During fiscal 1997, the Company amended the 1990 Directors' Stock Option Plan such that all newly issued shares expire ten years after the date of grant and all newly issued annual shares vest over a one year period. In fiscal 1999, the Company amended the 1990 Directors' Stock Option Plan to increase the annual grant to 15,000 shares for the fiscal year ended March 31, 1999, however, in March 1999, the Company suspended the annual stock option grants to directors under this Plan. Instead, the fiscal 1999 grant to directors was made under the amended 1990 Employee Stock Option Plan. In fiscal 2000, the Company's Board of Directors reinstated the 1990 Directors' Stock Option Plan and fiscal 2000 grants were made under this Plan.

Option activity under the 1990 Directors' Stock Option Plan is as follows:

                                                                  OPTIONS OUTSTANDING
                                                              ---------------------------
                                                                             WEIGHTED
                                         OPTIONS                              AVERAGE
                                        AVAILABLE      SHARES              EXERCISE PRICE
                                        ---------      ------------        --------------
BALANCE, MARCH 31, 1997                  1,310,000          608,750          $ 19.96
  Granted                                 (120,000)         120,000          $ 29.83
  Exercised                                     --         (101,250)         $  9.32
                                     -------------     ------------
BALANCE, MARCH 31, 1998                  1,190,000          627,500          $ 23.56
  Granted                                  (40,000)          40,000          $ 11.00
  Exercised                                     --          (67,500)         $  9.19
                                     -------------        ---------
BALANCE, MARCH 31, 1999                  1,150,000          600,000          $ 24.34
  Granted                                 (120,000)         120,000          $ 41.44
  Exercised                                     --         (241,750)         $ 20.36
                                     -------------        ----------
BALANCE, MARCH 31, 2000                  1,030,000          478,250          $ 30.64
                                     =============        =========
Options exercisable at:
  March 31, 1998                                    342,500              $22.03
  March 31, 1999                                    467,500              $24.16
  March 31, 2000                                    315,750              $27.06

    The following table summarizes information about the 1990 Directors' Stock Option Plan at March 31, 2000:

        OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
     -------------------------              ---------------------------
                                                WEIGHTED
                             NUMBER             AVERAGE              WEIGHTED           NUMBER            WEIGHTED
       RANGE OF           OUTSTANDING          REMAINING              AVERAGE         EXERCISABLE         AVERAGE
   EXERCISE PRICES         AT 3/31/00       CONTRACTUAL LIFE      EXERCISE PRICE      AT 3/31/00       EXERCISE PRICE
   ---------------         ----------       ----------------      --------------      ----------       --------------
   $10.01 - $20.00         30,000                8.3                 $11.00              5,000           $ 11.00
   $20.01 - $30.00        228,250                3.1                 $22.53            228,250           $ 22.53
   $30.01 - $40.00         60,000                7.0                 $37.25             60,000           $ 37.25
   $40.01 - $50.00        160,000                9.4                 $43.42             22,500           $ 49.38
                          -------                                                     --------
                          478,250                6.0                 $30.64            315,750           $ 27.06
                         ========                                                     ========

PRO FORMA INFORMATION

    Pro forma information regarding net income (loss) and net income (loss) per share is required to be determined as if the Company had accounted for the options granted pursuant to its Employee Stock Purchase Plan, Employee Stock Option Plans, and Directors' Stock Option Plan, collectively called "options", under the fair value method SFAS No. 123. The fair value of options granted in fiscal 2000, 1999 and 1998 reported below have been estimated at the date of grant using a Black-Scholes valuation model with the following weighted average assumptions:

                                       EMPLOYEE STOCK            EMPLOYEE STOCK            DIRECTORS' STOCK
                                       PURCHASE PLAN              OPTION PLANS              OPTION PLAN
                                -------------------------  -------------------------        -----------
                                  2000     1999     1998     2000     1999     1998     2000    1999     1998
                                -------  -------  -------  -------  -------  -------  ------- -------  ------
Expected life (in years)          0.60     0.34     0.25      5         4        4      5         4        4
Risk-free interest rate            6.4%     5.2%     5.4%   6.4%      5.2%     5.4%   6.4%      5.2%     5.4%
Volatility                          62%      62%      52%    62%       62%      52%    62%       62%      52%
Dividend yield                      --     ----     ----      --      ---      ---       --     ---      ---

    The Black-Scholes valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of fair value of its options. The weighted average estimated fair value of shares issued under the Employee Stock Purchase Plan during fiscal 2000, 1999 and 1998 was $3.84, $3.44 and $6.84 per share, respectively. The weighted average estimated fair value of options granted under the Employee Stock Option Plans during fiscal 2000, 1999 and 1998 was $20.47, $6.95 and $18.44, respectively. The weighted average estimated fair value of options granted under the Directors' Stock Option Plan during fiscal 2000, 1999 and 1998 was $19.86, $5.43 and $13.56, respectively.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. The Company's pro forma information follows (in thousands, except per share amounts):

                                                          2000            1999           1998
                                                       ---------       ---------      ---------
Pro forma net income (loss)                            $91,178         $ (75,981)     $ 127,351
Pro forma basic net income (loss) per share            $  0.88         $   (0.69)     $    1.13
Pro forma diluted net income (loss) per share          $  0.83         $   (0.69)     $    1.08

    The effects on pro forma disclosures of applying SFAS No. 123 are not likely to be representative of the effects on pro forma disclosures of future years, since it is applicable only to options granted subsequent to March 31, 1995. Therefore, the pro forma effect of SFAS No. 123 is not fully reflected in fiscal 1998.

REPRICING OF STOCK OPTIONS

    On October 21, 1998, the Company approved the cancellation and reissuance of outstanding stock options under the Company's Employee Stock Option Plans. Under this program, all current active employees, except for executive officers, with outstanding stock options with an exercise price in excess of $12.50 per share could exchange their stock options for new non-qualified stock options with an exercise price of $12.50 per share, the fair market value of the common stock on the exchange date. The new options maintain the vesting schedule established by the canceled stock options, however, the exercisability of the exchanged options was suspended until April 1999. During fiscal 1999, 11,112,000 stock options were repriced to $12.50. The weighted average exercise price of the stock options prior to repricing was $19.53.

    On January 30, 1998, the Company approved the cancellation and reissuance of outstanding stock options under the Company's Employee and Directors' Stock Option Plans. Under the program, holders of outstanding options with exercise prices in excess of $22.31 per share were given the choice of retaining these options, or of obtaining in substitution new options, for the same number of shares. The new options were exercisable at a price of $22.31 per share, the fair market value of the common stock on the reissue date. The new options maintained the vesting schedule established by the canceled option, except that vesting was suspended for six months, while vesting for officers of the Company participating in the stock repricing was suspended for twelve months. During fiscal 1998, 9,536,00 stock options were repriced to $22.31. The weighted average exercise price of the stock options prior to repricing was $37.50.

STOCK-BASED COMPENSATION

 During fiscal 1999, the Company recorded non-cash stock-based compensation charges of $3.9 million related to restructuring activities (Note 10), $1.5 million in connection with the termination of an executive (Note 11), and $8.5 million in connection with the sale of the high-end PTS business line (Note 9). The stock-based compensation charges were recorded pursuant to modifications made to the option holder's original option agreements. The charges were accounted for using either the intrinsic value method or the fair value method, based on the nature of the modification and the subsequent relationship with the option holder. The charges were recorded as an increase to additional paid-in-capital in the period the modification occurred.

    In connection with the acquisition of Wild File, the Company issued 59,000 shares of restricted common stock valued at $2.6 million to a certain Wild File employee shareholder as incentive for continued employment. The value of the restricted common stock has been recorded as "Deferred stock-based compensation", a contra-equity account in the Consolidated Balance Sheet, as of the acquisition date, the date the restricted shares were issued. The restricted common stock vests monthly over one year from the date of acquisition. The stock-based compensation is being amortized over the vesting period. At March 31, 2000, $2.4 million remained in "Deferred stock-based compensation", net of $0.2 million of amortization recorded subsequent to the issuance date through March 31, 2000 (Note 8).

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

    The Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will be entitled to an aggregate dividend of 1,000 times the dividend declared per common stock. In the event of liquidation, the holders of the Series A Preferred Stock will be entitled to a preferential liquidation payment equal to 1,000 times the per share amount to be distributed to the holders of the common stock. Each share of Series A Preferred Stock will have 1,000 votes, voting together with the common stock. In the event of any merger, consolidation or other transaction in which the common stock is changed or exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per common stock. These rights are protected by customary anti-dilution provisions.

SHARES RESERVED FOR FUTURE ISSUANCE

    At March 31, 2000, the Company has reserved the following shares of authorized but unissued common stock:

Employee Stock Purchase Plan                        5,041,536
Employee Stock Option Plans                        25,628,407
Directors' Stock Option Plan                        1,508,250
Conversion of 4 3/4% Convertible                    4,448,316
                                                  ===========
          Subordinated Notes (Note 5)              36,626,509
                                                  ===========

STOCK REPURCHASES

    In January 1998, the Company's Board of Directors approved a stock buy back program under which the Company could repurchase up to 10.0 million shares of its common stock in the open market. In October 1998, May 1999 and February 2000, the Company's Board of Directors approved three separate stock buy-back programs under which the Company could repurchase, in each program, up to $200.0 million of its common stock in the open market. During fiscal 2000, the Company repurchased and retired 11,442,000 shares of its common stock for $396.7 million, of which $19.1 million was accrued as of March 31, 2000, and paid on April 1, 2000. During fiscal 1999 and 1998, the Company repurchased and retired 12,931,000 and 350,000 shares of its common stock for $200.2 million and $7.8 million, respectively. The transactions were recorded as reductions to common stock and additional paid-in-capital.

    As of March 31, 2000, $111.6 million remained authorized for stock buy back under the February 2000 program.

    In the second quarter of fiscal 2000, the Company sold put warrants that could have obligated the Company to buy back up to 1.0 million shares of its common stock at strike prices ranging from $37 to $39 in exchange for up front premiums of $3.7 million. In the third quarter of fiscal 2000, the put warrants expired unexercised.

    In the fourth quarter of fiscal 2000, the Company entered into several equity contracts in which the Company sold put warrants and purchased call warrants. The put warrants could potentially obligate the Company to buy back up to 2.0 million shares of its common stock at strike prices ranging from $39 to $47, whereas the call warrants give the Company the right to buy back up to 1.0 million shares of its common stock at strike prices ranging from $42 to $45. The premiums on the purchase of the call warrants totaled $5.4 million, and the premiums on the sale of the put warrants totaled $12.9 million, of which $3.8 million was received in April 2000. The premiums were used for general business purposes. The settlement terms include physical settlement, cash settlement or net-share settlement at the option of the Company. In June 2000, the Company physically settled two of the equity contracts whereby the Company repurchased 1.0 million shares of its common stock at average prices of $40 and $42 (unaudited). The remaining warrants will expire by the end of the second quarter of fiscal 2001. The impact on earnings per share for these equity contracts entered into in the fourth quarter and for fiscal 2000 was anti-dilutive.

    In the first quarter of fiscal 2001, the Company entered into one additional equity contract which could potentially obligate the Company to buy back up to 0.5 million shares of its common stock at a strike price of $22, and gives the Company the right to buy back up to 0.5 million shares of its common stock at a strike price of $27. The settlement terms include physical settlement, cash settlement or net-share settlement at the option of the Company. This equity contract will expire during the third quarter of fiscal 2001.

WARRANTS TO AGILENT TECHNOLOGIES, INC.

    In January 2000, the Company entered into a four-year agreement with Agilent Technologies, Inc. ("Agilent") to co-develop, market and sell fibre channel host adapters. In exchange, the Company issued warrants to Agilent to purchase 1,160,000 shares of the Company's common stock at $62.25 per share. The warrants have a term of four years from the date of issuance and are immediately exercisable. The warrants were valued at $37.1 million using the Black-Scholes valuation model. The Company assumed a volatility rate of 65%, a risk-free interest rate of 6.4% and an estimated life of four years. The value of the warrants was recorded as an intangible asset in the fourth quarter of fiscal 2000 and is being amortized ratably over the term of the agreement.

    In addition, the Company will license Agilent's fibre channel host adapter and software driver technology, and pay royalties to Agilent based on revenue from certain products incorporating the licensed technology. The aggregate guaranteed minimum royalty payments of $60.0 million over the term of the agreement are as follows: $6.0 million in the first year, $12.0 million in the second year, $18.0 million in the third year and $24.0 million in the fourth year.

    As of March 31, 2000, the Company estimated it would pay Agilent royalties of $1.0 million in the first contract year associated with sales of the Company's products incorporating the technology licensed from Agilent. Therefore, in the fourth quarter of fiscal 2000, the Company accrued for and expensed the remaining guarantee for the first contract year of $5.0 million. The accrued expense was included in "Cost of revenues" in the Consolidated Statement of Operations for the year ended March 31, 2000, and in "Accrued liabilities" in the Consolidated Balance Sheet as of March 31, 2000.

NOTE 15. INCOME TAXES

    The components of income before income taxes for the years ended March 31, are as follows:

                                            2000              1999              1998
                                         ----------        ----------        ----------
                                                         (IN THOUSANDS)
Domestic                              $      99,735      $     (46,500)      $     95,400
Foreign                                     148,845             67,442            149,929
                                      -------------      -------------       ------------
Income before income taxes            $     248,580      $      20,942       $    245,329
                                     ==============      =============       ============

    The split of domestic and foreign income was primarily impacted by the write-off of acquired in-process technology and goodwill amortization associated with acquisitions and startegic investments, restructuring charges and other charges, offset by the gain on the sale of PTS in the fourth quarter of fiscal 1999. These items reduced domestic income by $43 million and $136 million in fiscal 2000 and 1999, respectively.

    The components of the provision for income taxes for the years ended March 31, are as follows:

                                 2000           1999            1998
                               --------       --------        --------
                                            (IN THOUSANDS)
Federal
  Current                      $  47,078      $   35,542      $  46,362
  Deferred                         9,448         (14,077)       (11,552)
                               -----------    ------------    -----------
                                  56,526          21,465         34,810
                               -----------    ------------    -----------
Foreign
  Current                          10,818          12,111         21,520
  Deferred                          1,170            (738)          (319)
                                -----------    ------------    -----------
                                   11,988          11,373         21,201
                                -----------    ------------    -----------
State
  Current                           10,251           1,448         10,067
  Deferred                            (974)            (51)        (2,626)
                                ------------   ------------    -----------
                                     9,277           1,397          7,441
                                -----------    ------------    -----------

  Provision for income taxes    $   77,791    $     34,235    $    63,452
                                ===========    ============    ===========

    The tax benefit associated with dispositions from employee stock plans reduced taxes currently payable for fiscal 2000 by $28.3 million ($18.2 million and $12.4 million for fiscal 1999 and 1998, respectively). These benefits were recorded directly to stockholders' equity. The tax benefits associated with dispositions from employee stock option plans are not currently recognized to the extent that the resulting tax deduction creates a net operating loss carryforward. These benefits will be recorded directly to stockholders' equity when the net operating loss carryforward is realized.

    Significant components of the Company's deferred tax assets and liabilities as of March 31, are as follows:

                                                  2000          1999
                                                --------      --------
                                                    (IN THOUSANDS)
Foreign tax credits                           $   14,235    $   12,660
Gains on investments                              12,726             -
Intangible technology                              8,598        11,278
Compensatory accruals                              8,537         7,190
Other expense accruals                             7,526         9,530
Royalty accruals                                   6,638           110
Intercompany profit adjustment                     5,674        20,121
Accrued returned materials                         2,841         2,288
Inventory reserves                                 1,040         3,013
Research and development tax credits                 915            --
Uniform capitalization adjustment                    336           215
Allowance for doubtful accounts                      305           505
State taxes                                           41           546
Other, net                                           122        (1,050)
                                               ----------     ----------
Gross deferred tax assets                         69,534        66,406
Less:  Deferred tax liability on
       unrealized  gain on investments           (34,532)           --
Fixed assets accruals                             (5,868)       (5,061)
                                                ----------    ----------
Net deferred tax assets                       $   29,134    $   61,345
                                                ==========    ==========

    The foreign tax credits generated will expire in fiscal 2005. Management believes it is more likely than not that these credits will be fully utilized before their expiration date.

    As of March 31, 2000, the Company's federal and state net operating loss carryforwards for income tax purposes were $139 million and $108 million, respectively. If not utilized, the federal net operating loss carryforwards will begin to expire in fiscal 2008, and the state net operating loss carryforwards will begin to expire in fiscal 2003. With the exception of $11.9 million in net operating loss carryforwards related to certain acquired companies, all of the Company's federal and state net operating loss carryforwards resulted from dispositions from employee stock option plans. The benefit derived from these net operating loss carryforwards will be recorded directly to stockholders' equity when realized rather than as a reduction of the income tax provision.

    The provision for income taxes differs from the amount computed by applying the federal statutory tax rate to income before provision for income taxes for the years ended March 31, as follows:

                                                                                     2000      1999       1998
                                                                                   -------    ------     ------
               Federal statutory rate                                                35.0%     35.0%       35.0%
               State taxes, net of federal benefit                                    2.4       1.4         2.3
               Foreign subsidiary income at other than the U.S. tax rate            (10.4)     (9.6)      (10.9)
               Tax-exempt interest income                                            (1.3)    (15.9)       (1.7)
               Acquisition write-offs                                                 4.2     100.2         --
               Gain on sale of PTS                                                     --      50.1         --
               Other                                                                  1.4       2.3         1.2
                                                                                  -------   -------    --------
                 Effective income tax rate                                           31.3%    163.5%       25.9%
                                                                                  ========  ========   =========

    The Compay's effective tax rate for fiscal 2000 was 31% compared to 164% and 26% for fiscal 1999 and 1998, respectively. The difference between the Company's effective tax rate and the U.S. federal statutory tax rate of 35% is primarily attributable to income earned in Singapore where the company is subject to a significantly lower effective tax rate, resulting from a tax holiday relating to certain of its products. The terms of the tax holiday provide that profits derived from certian products will be exempt fom tax through fiscal 2005, subject to cetain conditions. As of March 31, 2000, the Company has not accrued income taxes on $570 million of accumulated undistributed earnings of it Singapore subsidiary, as these earnings will be reinvested indefinitely.

    The difference between the Company's effective tax rate and the U.S. federal statutory tax rated is also attributable to the write-off of acquired in-process technology and good will amortization in excess of amounts deductible for tax purposes and the gain on the sale of PTS.

    The Company's tax related liabilities were $100.7 million and $65.8 million as of March 31, 2000 and 1999, respectively. Fluctuations in the tax relate liability account are a function of the current tax provisions and the timing of tax payments. Tax related liabilities are primarily comprised of income, withholding and transfer taxes accrued by the Company in the taxing jurisdictions in which it operates around the world, including, but not limited to, the United States, Singapore, Japan, Germany and Belgium. The amount of the liability is based on management's evaluation of its tax exposures in light of the complicated nature of the business transactions entered into by the Company in a global business environment.

NOTE 16. COMMITMENTS AND CONTINGENCIES

    The Company leases certain office facilities, vehicles, and certain equipment under operating lease agreements that expire at various dates through fiscal 2008. As of March 31, 2000, future minimum lease payments under non-cancelable operating leases are due and payable as follows
(in thousands):

          FISCAL YEAR
          2001                       $     5,747
          2002                             3,055
          2003                             1,802
          2004                             1,430
          2005                             1,113
          2006 and thereafter              1,789
                                     -----------
                                     $    14,936
                                     ===========

    Net Rental expense was approximately $1.3 million, $3.7 million and $6.6 million during fiscal 2000, 1999 and 1998, respectively.

    A class action lawsuit was pending in the United States District Court for the Northern District of California against the Company and certain of its officers and directors. The class action lawsuit alleges that the Company made false and misleading statements at various times during the period between April 1997 and January 1998 in violation of federal securities laws. The Company's motion to dismiss the complaint was granted in April 2000. The plaintiffs were given leave to file an amended complaint, and they have stated that they intend to do so. The Company believes the class action lawsuit is without merit and intends to defend itself vigorously.

     In addition, a derivative action was filed in the Superior Court of the State of California against the Company and certain of its officers and directors, alleging that the individual defendants improperly profited from transactions in the Company's stock during the same time period referenced by the class action lawsuit. In July 1999, the Company entered into an agreement to settle the derivative action. Under the terms of the agreement, the Company would reimburse the fees and costs incurred by the plaintiff's attorney of $600,000. The settlement does not affect the class action lawsuit still pending. The court approved the settlement on December 21, 1999, and as a result, the derivative action has been dismissed. The amount of the settlement was paid in full in the fourth quarter of fiscal 2000.

     In May 2000, the Company entered into an agreement with a third party for a patent cross-license. Under the agreement, the Company will pay the third party a patent settlement fee in return for a release from past infringement claims prior to January 1, 2000, and a patent license fee for the use of certain of the third party's patents through June 30, 2004. Additionally, the Company will grant the third party a license to use all of its patents for the same period. The aggregate patent fee to be paid by the Company under the proposed cross-license agreement will range from $11 million to $25 million, depending on the outcome of an evaluation of certain patents by an independent party. The Company's best estimate of the aggregate patent fee that will be payable under the proposed cross-license agreement is $18.0 million. The portion of the estimated patent fee allocated to revenues from periods prior to December 31, 1999 (the date the amount was probable and estimatable) of $9.6 million was written off and reflected as a component of cost of revenues under the caption "Patent settlement fee" in the Consolidated Statement of Operations for the year ended March 31, 2000. The remaining estimated patent fee pertaining to future periods was allocated to an intangible asset and is being amortized over the period from January 1, 2000 through June 30, 2004. At March 31, 2000, $1.9 million of the intangible asset was included in "Prepaid expenses" and $6.1 million was included in "Other long-term assets" in the Consolidated Balance Sheet. As of March 31, 2000, $3.6 million of the aggregate estimated patent fee was included in "Accrued liabilities" and the remaining $14.4 million was reflected as "Other long-term liability" in the Consolidated Balance Sheet.

    The Company is a party to other litigation matters and claims which are normal in the course of its operations, and while the results of such litigations and claims cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse impact on the Company's consolidated financial position or results of operations.

    The IRS is auditing the Company's income tax returns for fiscal 1994 through 1996. In addition, in March 2000 the IRS began its audit on the Company's income tax returns for fiscal 1997 through 1999. No proposed adjustments have been received for these audits. The Company believes sufficient taxes have been provided and that the ultimate outcome of the IRS audits will not have a material adverse impact on the Company's financial position or results of operations.

NOTE 17.  SEGMENT, GEOGRAPHIC AND SIGNIFICANT CUSTOMER INFORMATION

SEGMENT INFORMATION

    In the fourth quarter of fiscal 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." In fiscal 1999, the Company evaluated its product segments in accordance with SFAS No. 131 and concluded that its reportable segments were Host Input/Output ("I/O"), Redundant Array of Independent Disks ("RAID"), Software, PTS and Other.

    In the fourth quarter of fiscal 2000, the Company changed the internal reporting of its business segments and therefore has restated its prior years' presentation for financial disclosure purposes to conform to this revised segment reporting. The current segments are organized by technologies and include Direct Attached Storage ("DAS"), Storage Networking Solutions ("SNS"), Software, PTS and Other. Current market trends indicate that Host I/O and RAID technologies are converging, that is, data protection is becoming standard in the majority of server configurations. Accordingly, the Company has combined two of its former business segments - Host I/O and RAID
- to form DAS. Additionally, one of the Company's business lines formerly reported as part of the Host I/O segment -Networking Products Group ("NPG") - has been reclassified to SNS, a new segment. The Software, PTS and Other segments remain unchanged.

     DIRECT ATTACHED STORAGE: The DAS segment designs, develops, manufactures and markets I/O management solutions to the entire range of severs, workstations and high-end desktops. These systems employ internal disk drives as their primary mass storage solution, but also require high-performance connectivity to additional internally and externally connected storage and peripherals. The performance of the I/O subsystem is an important component of overall system performance. The need for high-performance I/O server solutions has been increasing due to greater Internet usage, multitasking operating systems and large multimedia files.

    The Company's I/O solutions include Small Computer System Interface ("SCSI") technology delivered via adapter cards and controller chips and SCSI-based and fibre channel-based RAID technology. These solutions combine the most advanced SCSI performance with manageability and backwards compatibility. SCSI technology connects a computer's central processing unit ("CPU") to internal and external peripherals, including storage devices. The Company's RAID products are utilized in systems ranging from entry-level workstations to enterprise-class servers, improving data storage speed, integrity, and reliability.

    In December 1999, the Company acquired DPT, a supplier of high-performance storage solutions, including RAID controllers and storage subsystems. Subsequent to the acquisition date, operating results of DPT have been combined with those of the Company.

     STORAGE NETWORKING SOLUTIONS: The emerging SNS segment will focus on bringing new levels of functionality and interoperability with storage area network ("SAN") initiatives, including fibre channel, ethernet and infiniband. The SNS segment's primary initiative is developing, manufacturing and marketing fibre channel adapters, and marketing storage fabric solutions for the SAN marketplace. In addition, the Company will evaluate new emerging opportunities in areas such as storage appliances, ethernet-based storage architectures, and external RAID controllers. Customers' needs for storage are changing in response to the growth of data brought about by eBusiness and the Internet. In response to demand for lower cost of data management, increased data availability, higher performance and simplified storage scalability, multiple storage architectures are emerging, where storage devices are connected directly into a network-like fabric. The Company intends to provide a variety of storage solutions to meet customer demands in the existing corporate marketplace and in the Internet infrastructure market.

     In January 2000, the Company entered into a four-year agreement with Agilent to co-develop, market and sell fibre channel adapters. The alliance is targeted at providing interoperability and support to drive customer confidence and accelerate the adoption of fibre channel in the Windows NT market. The Company will license Agilent's fibre channel adapter and software driver technology and pay guaranteed royalties to Agilent based on revenue from certain products. Amortization of the warrant value and a portion of the guaranteed royalty costs have been included in the operating results of the SNS segment beginning in the fourth quarter of fiscal 2000 (Note 14).

    SOFTWARE: The Software segment designs, develops and markets primarily application software for personal computers and optical peripherals, including compact disk ("CD") recordable ("CD-R"), CD-rewriteable ("CD-RW") and digital video disks ("DVD") recordable devices. The Company's application software products allow users to store data, including audio, video and still photos, to virtually all marketed CD-R and CD-RW drives using industry standard formats. The application software, along with the peripherals, provide users with a cost effective alternative to other forms of removable media for general purpose computing needs, including the ability to transfer downloaded music from the Internet to CDs for private use or creating compilations of music from purchased music CD labels. The Company's CD-R software offerings are available as stand-alone products, and also ship built-in or "bundled" with most CD-R drives in the desktop market.

    In July 1999, the Company acquired CeQuadrat, a German-based software company, also providing CD-R and CD-RW products, primarily in the European markets. With the acquisition came enhanced product development and engineering expertise, as well as a greater European customer base. Beginning in the second quarter of fiscal 2000, operating results of CeQuadrat were combined with those of the Company.

    In March 2000, the Company acquired Wild File, a software company providing data protection software that allows desktop users to undo a multitude of problems arising from system crashes, failed software installations, and user error. With the addition of Wild File's existing software line, the Company now offers solutions for moving, managing, and protecting all types of content - audio, video, photo and data. In March 2000, operating results of Wild File were combined with those of the Company.

    On June 8, 2000, the Company announced that it plans to spin off the Software segment in the form of a fully independent and separate company (the "Software Company"). The Company anticipates to complete an initial public offering ("IPO") of approximately 15% of the Software Company's stock and distribute the remaining shares in a tax-free distribution to the Company's shareholders. The shareholder distribution will be subject to board approval, regulatory approval and receipt of a tax-free letter ruling from the IRS.

    PTS: The business lines that comprised the PTS segment was sold in November 1998 and January 1999 to TI and ST, respectively. This segment designed, developed, manufactured and marketed proprietary integrated circuits for use in mass storage devices and other peripherals.

    OTHER: The Other segment includes unallocated corporate related revenues and expenses, patent settlement fee interest and other income, interest expense, write-off of acquired in-process technology resulting from acquisitions, restructuring charges, other charges and the gain on the sale of PTS. Additionally, the Other segment includes revenues and expenses related to the business lines divested in fiscal 1999, including external storage, satellite networking and fibre channel (Note 9). Although these business lines were divested, the Company continues to hold a minority interest in Chaparral, BroadLogic and JNI, the companies which acquired these business lines, respectively.

    Summarized financial information concerning the Company's reportable segments is shown in the following table. The Company does not separately identify assets or depreciation by operating segments nor are the segments evaluated under these criteria.

                                  DAS           SNS       SOFTWARE         PTS         OTHER           TOTAL
                              -----------   ----------    ---------    ---------    ----------     -------------
                                                             (IN THOUSANDS)
FISCAL 2000
  Revenues                    $   703,634   $   25,341    $  78,236    $       --   $    3,950     $     811,161
  Segment profit (loss)           242,731          318       15,137            --       (9,606)          248,580
FISCAL 1999
  Revenues                        532,345       19,969       47,110        90,803        2,214           692,441
  Segment profit (loss)           154,976      (10,744)       7,219       (30,628)     (99,881)           20,942
FISCAL 1998
  Revenues                        696,042       19,566       38,186       249,786        3,713         1,007,293
  Segment profit (loss)           254,633      (21,534)       8,249        32,189      (28,208)          245,329

    The following table presents the details of "Other" segment loss for the years ended March 31:

                                                           2000            1999            1998
                                                        ----------      ----------      -------
                                                                       (IN THOUSANDS)
Losses from divested businesses                         $     --        $(31,679)       $(34,378)
Unallocated corporate expenses, net                      (15,378)         (8,364)         (7,612)
Patent settlement fee                                     (9,599)             --              --
Interest and other income                                 47,080          35,059          32,899
Interest expense                                         (11,577)        (12,103)        (12,402)
Write-off of acquired in-process technology              (20,132)        (45,482)             --
Restructuring charges                                         --         (39,931)             --
Other charges                                                 --        (28,857)         (6,715)
Gain on sale of PTS                                           --          31,476              --
                                                        --------        --------        --------
                                                        $( 9,606)       $(99,881)       $(28,208)
                                                        =========       ========        ========

GEOGRAPHIC INFORMATION

    The following table presents net revenues by country and is attributed to countries based on location of the selling entity for the years ended March 31:

                              2000             1999           1998
                           ----------      -----------     ----------
                                       (IN THOUSANDS)
United States               $401,753        $295,736       $   704,334
Singapore                    391,871         388,676           294,217
Other countries               17,537           8,029             8,742
                            --------        --------       -----------
                            $811,161        $692,441       $ 1,007,293
                            ========        ========       ===========

    The following table presents net property and equipment by country based on the location of the assets as of March 31:

                                 2000            1999
                              ---------       ----------
                                 (IN THOUSANDS)
United States               $    106,099    $     94,085
Singapore                         27,665          31,030
Other countries                    1,458           1,619
                            ------------    ------------
                            $    135,222    $    126,734
                            ============    ============

    SIGNIFICANT CUSTOMER INFORMATION

    The Company had two customers which accounted for 13% and 12% of net revenues in fiscal 2000 and two customers which accounted for 19% and 11% of gross accounts receivable as of March 31, 2000. The significant customers related primarily to the DAS segment. The Company had no significant customers which accounted for more than 10% of net revenues in fiscal 1999 and 1998 or gross receivables as of March 31, 1999 and 1998.

NOTE 18. SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

                                              YEARS ENDED MARCH 31,
                                     2000              1999           1998
                                  ----------       -----------      --------
                                                  (IN THOUSANDS)
Interest paid                     $ 10,969         $ 11,100        $  11,218
Income taxes paid                   21,940           14,963           58,537
Income tax refund received              --           23,746               --

NOTE 19. COMPARATIVE QUARTERLY FINANCIAL DATA (UNAUDITED)

    Summarized quarterly financial data is presented below.

                                                                            QUARTERS
                                                     -----------------------------------------------------
                                                        FIRST        SECOND          THIRD        FOURTH        YEAR
                                                      ---------    ----------      ---------    ----------    --------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FISCAL 2000
Net revenues                                         $  192,378    $   194,280    $   211,446   $   213,057  $   811,161
Gross profit                                         $  125,591    $   128,013    $   132,318   $   132,968  $   518,890
Net income                                           $   50,540    $    52,164    $    31,668   $    36,417  $   170,789
Net income per share:
  Basic                                              $    0.49     $    0.51      $    0.31     $    0.35    $      1.65
  Diluted                                            $    0.46     $    0.48      $    0.29     $    0.33    $      1.56
Weighted average shares outstanding:
  Basic                                                 104,142        102,523        103,267       103,775      103,427
  Diluted                                               114,191        113,062        110,424       110,072      109,711

FISCAL 1999
Net revenues                                         $  180,630    $   143,922    $   183,872   $   184,017  $   692,441
Gross profit                                         $  100,892    $    80,835    $   109,153   $   117,058  $   407,938
Net income (loss)                                    $  (58,749)   $   (25,924)   $    25,012   $    46,368  $   (13,293)
Net income (loss) per share:
  Basic                                              $   (0.51)    $   (0.23)     $    0.23     $    0.43    $     (0.12)
  Diluted                                            $   (0.51)    $   (0.23)     $    0.23     $    0.41    $     (0.12)
Weighted average shares outstanding:
  Basic                                                 114,200        111,583        108,040       106,687      110,127
  Diluted                                               114,200        111,583        110,881       111,881      110,127

                              REPORT OF MANAGEMENT

    Management is responsible for the preparation and integrity of the consolidated financial statements and other financial information presented in the annual report. The accompanying financial statements were prepared in conformity with accounting principles generally accepted in the United States and as such include some amounts based on management's best judgments and estimates. Financial information in the annual report is consistent with that in the financial statements.

    Management is responsible for maintaining a system of internal business controls and procedures to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded, and reported properly. The internal control system is continuously monitored by management review, written policies and guidelines, and careful selection and training of qualified personnel who are provided with and expected to adhere to the Company's standards of business conduct. Management believes the Company's internal controls provide reasonable assurance that assets are safeguarded against material loss from unauthorized use or disposition, and the financial records are reliable for preparing financial statements and other data and maintaining accountability for assets.

    The Audit Committee of the Board of Directors meets periodically with the independent accountants and management to discuss internal business controls, auditing, and financial reporting matters. The Committee also reviews with the independent accountants the scope and results of the audit effort.

    The independent accountants, PricewaterhouseCoopers LLP, are engaged to audit the consolidated financial statements of the Company and conduct such tests and related procedures, as they deem necessary in accordance with auditing standards generally accepted in the United States. The opinion of the independent accountants, based upon their audit of the consolidated financial statements, is contained in this annual report.

/s/  Robert N. Stephens                     /s/  Andrew J. Brown
---------------------------------------     ------------------------------------
Robert N. Stephens                          Andrew J. Brown
PRESIDENT AND CHIEF EXECUTIVE OFFICER       VICE PRESIDENT, FINANCE AND
                                            CHIEF FINANCIAL OFFICER

/s/  Kenneth B. Arola                       /s/  J. Peter Campagna
---------------------------------------     ------------------------------------
Kenneth B. Arola                            J. Peter Campagna
VICE PRESIDENT AND CORPORATE CONTROLLER     VICE PRESIDENT AND TREASURER

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Adaptec, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Adaptec, Inc. and its subsidiaries at March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for the opinion expressed above.

/s/  PricewaterhouseCoopers LLP.
---------------------------------------
PricewaterhouseCoopers LLP
San Jose, California
April 26, 2000

SELECTED FINANCIAL DATA

RESULTS OF OPERATIONS DATA FOR THE YEARS ENDED MARCH 31:

                                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               2000            1999          1998           1997          1996
                                                           -----------     -----------   -----------    -----------    --------
     Net revenues                                         $    811,161    $   692,441     $   1,007,293   $   933,868  $ 659,347
     Cost of revenues                                          282,672        284,503           391,100       388,969    275,939
     Patent settlement fee                                       9,599             --                --            --         --
--------------------------------------------------------------------------------------------------------------------------------
     Gross profit                                              518,890        407,938           616,193       544,899    383,408
--------------------------------------------------------------------------------------------------------------------------------
     Total operating expenses                                  305,813        441,428           391,361       383,671    257,273
--------------------------------------------------------------------------------------------------------------------------------
     Income (loss) before cumulative effect of a
      change in accounting principle                           170,789        (13,293)          181,877       107,561    103,375
     Cumulative effect of a change in accounting
      principle, net of tax benefit                                 --             --            (9,000)           --         --
--------------------------------------------------------------------------------------------------------------------------------
     Net income (loss)                                     $   170,789    $   (13,293)    $     172,877   $   107,561  $ 103,375

NET INCOME (LOSS) PER SHARE FOR THE YEARS ENDED
    MARCH 31:
  Basic
     Income (loss) before cumulative effect of
        a change in accounting principle                   $      1.65    $     (0.12)    $        1.61   $      0.99  $    0.99
     Cumulative effect of a change in
       accounting principle                                         --             --             (0.08)           --         --
                                                           -----------    -----------     -------------   -----------  ---------
     Net income (loss)                                     $      1.65    $     (0.12)    $        1.53   $      0.99  $    0.99
                                                           ===========    ===========     =============   ===========  =========
  Diluted
     Income (loss) before cumulative effect of
       a change in accounting principle                    $      1.56    $     (0.12)    $        1.54   $      0.93  $    0.95
     Cumulative effect of a change in
       accounting principle                                         --             --             (0.08)           --         --
                                                           -----------    -----------     -------------   -----------  ---------
     Net income (loss)                                     $      1.56    $     (0.12)    $        1.46   $      0.93  $    0.95
                                                           ===========    ===========     =============   ===========  =========

  Weighted Average Shares Outstanding:
     Basic                                                      103,427       110,127           113,172       108,456    104,136
     Diluted                                                    109,711       110,127           118,432       115,596    109,073

BALANCE SHEET DATA AS OF MARCH 31:
     Cash, cash equivalents and marketable securities      $    662,691   $   743,912       $   697,382   $   548,441  $ 295,494
     Working capital                                            668,360       857,651           850,610       693,629    334,989
     Total assets                                             1,346,284     1,173,068         1,275,229     1,043,494    646,486
     Long-term liabilities, net of current portion              244,200       230,000           230,000       230,850      4,250
     Stockholders' equity                                       874,858       790,702           904,745       688,325    511,945

    The Company's common stock is traded on the Nasdaq Stock Market under the symbol ADPT. The following table sets forth the range of the high and low closing prices by quarter as reported by Nasdaq National Market System.

                                 2000                            1999
                      ----------------------------     -------------------------
                         HIGH          LOW               HIGH          LOW
                      ---------     ---------          ---------    ----------
First quarter         $   39.25     $   19.75          $   24.13    $    12.50
Second quarter            41.94         32.00              15.00          8.38
Third quarter             57.13         36.69              19.88          7.88
Fourth quarter            62.25         35.31              26.75         17.44

    At March 31, 2000, there were 811 holders of record of the Company's common stock. The Company has not paid cash dividends on its common stock and does not currently plan to pay cash dividends to its stockholders in the near future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

    BUSINESS SEGMENTS: In the fourth quarter of fiscal 1999, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." In fiscal 1999, the Company evaluated its product segments in accordance with SFAS 131 and concluded that its reportable segments were Host Input/Output ("I/O"), Redundant Array of Independent Disks ("RAID"), Software, Peripheral Technology Solutions ("PTS") and Other.

    In the fourth quarter of fiscal 2000, the Company changed the internal reporting of its business segments, and therefore has restated its prior years' presentation for financial disclosure purposes to conform to this revised segment reporting. The current segments are organized by technologies and include Direct Attached Storage ("DAS"), Storage Networking Solutions ("SNS"), Software, PTS and Other. Current market trends indicate that Host I/O and RAID technologies are converging, that is, data protection is becoming standard in the majority of server configurations. Accordingly, the Company has combined two of its former business segments - Host I/O and RAID
- to form DAS. Additionally, one of the Company's business lines formerly reported as part of the Host I/O segment -Networking Products Group ("NPG") - has been reclassified to SNS, a new segment. The Software, PTS and Other segments remain unchanged.

     DIRECT ATTACHED STORAGE: The DAS segment designs, develops, manufactures and markets I/O management solutions to the entire range of servers, workstations and high-end desktops. These systems employ internal disk drives as their primary mass storage solution, but also require high-performance connectivity to additional internally and externally connected storage and peripherals. The performance of the I/O subsystem is an important component of overall system performance. The need for high-performance I/O server solutions has been increasing due to greater Internet usage, multitasking operating systems and large multimedia files.

    The Company's I/O solutions include Small Computer System Interface ("SCSI") technology delivered via adapter cards and controller chips and SCSI-based and fibre-channel based RAID technology. These solutions combine the most advanced SCSI performance with manageability and backwards compatibility. SCSI technology connects a computer's central processing unit ("CPU") to internal and external peripherals, including storage devices. The Company's RAID products are utilized in systems ranging from entry-level workstations to enterprise-class servers, improving data storage speed, integrity, and reliability.

    In December 1999, the Company acquired Distributed Processing Technology, Corp. ("DPT"), a supplier of high-performance storage solutions, including RAID controllers and storage subsystems. Subsequent to the acquisition date, operating results of DPT have been combined with those of the Company.

     STORAGE NETWORKING SOLUTIONS: The emerging SNS segment will focus on bringing new levels of functionality and interoperability with storage area network ("SAN") initiatives, including fibre channel, ethernet and infiniband. The SNS segment's primary initiative is developing, manufacturing and marketing fibre channel adapters, and marketing storage fabric solutions for the SAN marketplace. In addition, the Company will evaluate new emerging opportunities in areas such as storage appliances, ethernet-based storage architectures, and external RAID controllers. Customers' needs for storage are changing in response to the growth of data brought about by eBusiness and the Internet. In response to demand for lower cost of data management, increased data availability, higher performance and simplified storage scalability, multiple storage architectures are emerging, where storage devices are connected directly into a network-like fabric. The Company intends to provide a variety of storage solutions to meet customer demands in the existing corporate marketplace and in the Internet infrastructure market.

     In January 2000, the Company entered into a four-year agreement with Agilent technologies, Inc. ("Agilent") to co-develop, market and sell fibre channel adapters. The alliance is targeted at providing interoperability and support to drive customer confidence and accelerate the adoption of fibre channel in the Windows NT market. The Company will license Agilent's fibre channel adapter and software driver technology and pay guaranteed royalties to Agilent based on revenue from certain products. Amortization of the warrant value and a portion of the guaranteed royalty costs have been included in the operating results of the SNS segment beginning in the fourth quarter of fiscal 2000.

    SOFTWARE: The Software segment designs, develops and markets primarily application software for personal computers and optical peripherals, including compact disk ("CD") recordable ("CD-R"), CD-rewriteable ("CD-RW") and digital video disks ("DVD") recordable devices. The Company's application software products allow users to store data, including audio, video and still photos, to virtually all marketed CD-R and CD-RW drives using industry standard formats. The application software, along with the peripherals, provides users with a cost effective alternative to other forms of removable media for general purpose computing needs, including the ability to transfer downloaded music from the Internet to CDs for private use or creating compilations of music from purchased music CD labels. The Company's CD-R software offerings are available as stand-alone products, and also ship built-in or "bundled" with most CD-R drives in the desktop market.

    In July 1999, the Company acquired CeQuadrat GmbH ("CeQuadrat"), a German-based software company, also providing CD-R and CD-RW products, primarily in the European markets. With the acquisition came enhanced product development and engineering expertise, as well as a greater European customer base. Beginning in the second quarter of fiscal 2000, operating results of CeQuadrat were combined with those of the Company.

    In March 2000, the Company acquired Wild File, Inc. ("Wild File"), a software company providing data protection software that allows desktop users to undo a multitude of problems arising from system crashes, failed software installations, and user error. With the addition of Wild File's existing software line, the Company now offers solutions for moving, managing, and protecting all types of content - audio, video, photo and data. In March 2000, operating results of Wild File were combined with those of the Company.

    On June 8, 2000, the Company announced that it plans to spin off the Software segment in the form of a fully independent and separate company (the "Software Company"). The Company anticipates to complete an initial public offering ("IPO") of approximately 15% of the Software Company's stock and distribute the remaining shares in a tax-free distribution to the Company's shareholders. The shareholder distribution will be subject to board approval, regulatory approval and receipt of a tax-free letter ruling from the IRS.

    PTS: The business lines that comprised the PTS segment were sold in November 1998 and January 1999 to Texas Instruments, Inc. ("TI") and STMicroelectronics, Inc. ("ST"), respectively. This segment designed, developed, manufactured and marketed proprietary integrated circuits for use in mass storage devices and other peripherals.

    OTHER: The Other segment includes unallocated corporate related revenues and expenses, patent settlement fee, interest and other income, interest expense, write-off of acquired in-process technology resulting from acquisitions, restructuring charges, other charges and the gain on the sale of PTS. Additionally, the Other segment includes revenues and expenses related to the business lines divested in fiscal 1999, including external storage, satellite networking and fibre channel. Although these business lines were divested, the Company continues to hold a minority interest Chaparral Network Storage, Inc. ("Chaparral", formerly known as Chaparral Technologies, Inc.), BroadLogic, Inc. ("BroadLogic") and JNI Corporation ("JNI", formerly known as Jaycor Networks, Inc.), the companies which acquired these business lines, respectively.

    NET REVENUES The Company's fiscal 2000 net revenues increased 17% from the prior year to $811.2 million. Net revenues for the year were comprised of $703.7 million from the DAS segment, an increase of 32% from the prior year, $25.3 million from the SNS segment, an increase of 27% from the prior year, $78.2 million from the Software segment, an increase of 66% from the prior year, and $4.0 million of Other net revenues, an increase of 78% from the prior year. The Company's fiscal 1999 net revenues also included $90.8 million from the PTS segment.

    Fiscal 2000 net revenues from the DAS segment increased year over year primarily as a result of sales of the Company's high end RAID product which was first introduced in the third quarter of fiscal 1999.

Additionally, the DAS segment net revenues increased from sales of SCSI adapter cards and chips in the workstation and server markets, as a result of increased demand for high performance I/O, and SCSI-based RAID products sold to distributors. The increased demand for high performance I/O is driven by the growth in on-line applications like electronic commerce, on-line publishing, and proliferation of the Internet and corporate intranets. The increase was partially offset by a decrease in demand for desktop products, primarily attributable to continued penetration of products incorporating the less-expensive Ultra-DMA technology. The Company expects that DAS net revenues from desktop products will continue to be adversely impacted by Ultra-DMA technology in the future. Ultra-DMA technology has not had a material impact on net revenues derived from the workstation and server markets, although there can be no assurance that Ultra-DMA technology will not have a material adverse impact in the future.

    Fiscal 2000 and 1999 net revenues from the SNS segment were derived from the networking products business line. Fiscal 2000 SNS net revenues increased year over year primarily as a result of additional design wins with certain original equipment manufacturers ("OEMs"). Additionally, beginning in the fourth quarter of fiscal 1999, the Company restructured certain areas of the business and began focusing more on sale and marketing activities. In turn, this increased sales to existing OEMs.

    Fiscal 2000 net revenues from the Software segment increased year over year primarily as a result of continued worldwide growth in the CD-R and CD-RW drive markets and additional design wins with personal computer ("PC") OEMs. However, the higher unit volume shipments were partially offset by the decline in per unit royalties. Additionally, the Company launched Easy CD Creator 4.0 Deluxe domestically in the second quarter of fiscal 2000 and worldwide in the third quarter of fiscal 2000. The acquisition of CeQuadrat, beginning in the second quarter of fiscal 2000, also contributed additional net revenues, primarily in Europe.

    The Company's fiscal 1999 net revenues decreased 31% from the prior year to $692.4 million. Net revenues for the year were comprised of $532.3 million from the DAS segment, a decrease of 24% from the prior year, $20.0 million from the SNS segment, an increase of 2% from the prior year, $47.1 million from the Software segment, an increase of 23% from the prior year, $90.8 million from the PTS segment, a decrease of 64% from the prior year and $2.2 million of Other net revenues.

    Fiscal 1999 net revenues from the DAS segment decreased from fiscal 1998 primarily as a result of competitive sales of less expensive desktop products incorporating Ultra-DMA technology. The decline was partially offset by the demand for high performance I/O driven by the growth in on-line applications and the introduction of the Company's high-end RAID product in the third fiscal quarter.

    Fiscal 1999 net revenues from the SNS segment increased 2% year over year. Net revenues were derived from the networking products business line in both years. There were no significant factors impacting the slight fluctuation in net revenues from fiscal 1998 to fiscal 1999.

    Fiscal 1999 net revenues from the Software segment increased year over year as a result of increased demand for CD-R and CD-RW drives.

    Fiscal 1999 net revenues from the PTS segment represented approximately nine months of revenue versus twelve months in fiscal 1998, as the products that comprised the PTS segment were sold to TI and ST in November 1998 and January 1999, respectively. Proportionately, net revenues from the PTS segment still declined due to continued weakness in the disk drive industry and Asian markets.

    GROSS MARGIN The Company's fiscal 2000 gross margin was 64%, compared to 59% in fiscal 1999 and 61% in fiscal 1998. The Company's fiscal 2000 gross margin was favorably impacted by manufacturing efficiencies obtained through greater production volumes as compared to fiscal 1999, as well as improved pricing obtained from the Company's global suppliers. However, the Company's fiscal 2000 gross margin was also adversely impacted by a patent settlement fee included as a component of cost of revenues.

    In May 2000, the Company entered into a cross-license agreement with a third party. Under the agreement, the Company will pay the third party a patent settlement fee in return for a release from past infringement claims prior to January 1, 2000 and a patent license fee for the use of certain of the third party's patents through June 30, 2004. The aggregate patent fee to be paid by the Company under the proposed cross-license agreement will range from $11.0 million to $25.0 million depending on the outcome of an evaluation of certain patents by an independent party. The Company's best estimate of the aggregate patent fee that will be payable under the cross-license agreement is $18.0 million. The portion of the estimated fee allocated to net revenues from periods prior to December 31, 1999 (the date the amount was probable and estimateable) of $9.6 million was written off and reflected as a component of cost of revenues under the caption "Patent settlement fee" in the Consolidated Statement of Operations for the year ended March 31, 2000. The remaining estimated patent fee pertaining to future periods was allocated to an intangible asset the intangible asset is being amortized over the period from January 1, 2000 through June 30, 2004, and is included in "Cost of revenues" in the Consolidated Statement of Operations.

    The Company's fiscal 1999 and 1998 results of operations included the PTS segment, which was divested prior to fiscal 2000. Excluding the divested PTS segment, fiscal 1999 and 1998 gross margins were 63% and 66%, respectively. The PTS products generally obtained a lower gross margin that the DAS segment which represents the largest percentage of net revenues. Additionally, the fiscal 1999 gross margin was adversely impacted by the proportionately higher DAS sales to OEMs as a percentage of total DAS sales, due to the Company's focus on reducing inventory at distributors.

    RESEARCH AND DEVELOPMENT EXPENSES The Company's fiscal 2000 research and development ("R&D") expenses decreased 29% from the prior year to $103.1 million. The decrease was primarily attributable to $30.4 million of R&D expenses related to the divested PTS segment included in fiscal 1999. The decrease was also attributable to company-wide cost reduction programs effected during fiscal 1999 which included reductions in workforce and the curtailment of costs related to the divesting of certain unprofitable business activities (see also Restructuring Charges). The Company initiated cost reduction programs in order to bring operating expenses in line with net revenues. The business divestitures were completed to further management's objective to refocus the business along its core competencies. The cost benefits of these reductions were not fully realized until fiscal 2000. Fiscal 2000 R&D expenses as a percentage of net revenues were 13% compared to 21% in fiscal 1999.

    The Company's fiscal 1999 R&D expenses decreased 14% from the prior year to $146.2 million. The decrease was primarily attributable to the company-wide cost reduction programs mentioned above. Fiscal 1999 R&D expenses as a percentage of net revenues were 21% compared to 17% in fiscal 1998, due to the decline in fiscal 1999 net revenues.

     SELLING, MARKETING, AND ADMINISTRATIVE EXPENSES The Company's fiscal 2000 selling, marketing and administrative expenses decreased 7% from the prior year to $159.4 million. The decrease is primarily attributable to company-wide cost reduction programs effected during fiscal 1999, specifically reductions in workforce (see also Restructuring Charges). The cost benefits of these reductions were not fully realized until fiscal 2000. In addition, the decrease was attributable to $5.9 million of selling, marketing and administrative expenses related to the divested PTS segment included in fiscal 1999. Fiscal 2000 selling, marketing and administrative expenses as a percentage of net revenues were 20% compared to 25% in fiscal 1999.

    The Company's fiscal 1999 selling, marketing and administrative expenses decreased 18% from the prior year to $170.7 million. The decrease was primarily attributable to company-wide cost reduction programs mentioned above, specifically reductions in workforce. Fiscal 1999 selling, marketing and administrative expenses as a percentage of net revenues were 25% compared to 20% in fiscal 1998. The increase as a percentage of net revenues is primarily related to the decline in fiscal 1999 net revenues. Also, the cost reductions expected from the restructuring and divesting activities were not fully realized until fiscal 2000.

    AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES The Company's fiscal 2000 amortization of goodwill and other intangibles included in operating expenses was $23.3 million compared to $10.3 million and $7.7 million in fiscal 1999 and 1998, respectively. Amortization of goodwill and other intangibles for fiscal 2000 included goodwill associated with the Company's fiscal 1997 acquisition of Data Kinesis, Inc. ("DKI"), goodwill and other intangibles associated with the Company's fiscal 2000 acquisitions of CeQuadrat, DPT and Wild File and the amortization of warrant costs associated with the agreement with Agilent referenced below. Amortization of goodwill and other intangibles related to the fiscal 2000 acquisitions was recorded from the respective acquisition dates through March 31, 2000.

    In January 2000, the Company entered into a four-year agreement with Agilent to co-develop, market and sell fibre channel host adapters. In exchange, the Company issued warrants to Agilent to purchase 1,160,000 shares of the Company's common stock at $62.25 per share. The warrants have a term of four years from the date of issuance and are immediately exercisable. The warrants were valued at $37.1 million using the Black-Scholes valuation model. The value of the warrants was recorded as an intangible asset in the fourth quarter of fiscal 2000 and is being amortized ratably over the term of the agreement.

    Amortization of goodwill and other intangibles for fiscal 1999 and 1998 included goodwill associated with the Company's fiscal 1997 acquisitions of DKI and Western Digital's Connectivity Solutions Group ("WD"), and the Company's fiscal 1996 acquisition of Future Domain Corporation. Fiscal 1999 amortization of goodwill and other intangibles also included goodwill and other intangibles associated with the Company's fiscal 1999 acquisition of Ridge Technologies, Inc. ("Ridge") and the acquisition of read channel and preamplifier ASIC technologies ("ASIC technologies") purchased from Analog Devices, Inc. ("ADI"). Fiscal 1998 amortization of goodwill and other intangibles also included goodwill associated with the Company's fiscal 1997 acquisitions of Sigmax Technology, Inc. ("Sigmax") and Skipstone, Inc. ("Skipstone"). Goodwill and other intangibles associated with acquisitions prior to fiscal 2000 have either been written off or fully amortized as of March 31, 2000.

    WRITE-OFF OF ACQUIRED IN-PROCESS TECHNOLOGY During fiscal 2000 and 1999, the Company purchased complementary businesses recorded under the purchase method of accounting, resulting in aggregate write-offs of acquired in-process technology of $20.1 million and $45.5 million, respectively.

    WILD FILE: In March 2000, the Company purchased Wild File, a supplier of continuous backup and system recovery software. In consideration, the Company paid $13.2 million in cash, issued 392,000 shares of the Company's common stock valued at $17.1 million and assumed stock options valued at $0.8 million. The options assumed were valued using the Black-Scholes valuation model. Due to restrictions placed on the disposal of certain shares, $2.6 million of the common stock was accounted for as "Deferred stock-based compensation", a contra equity account on the Consolidated Balance Sheet as of March 31, 2000. The deferred stock-based compensation was not included in the purchase price. As part of the purchase agreement, $4.4 million of the purchase price was held back for unknown liabilities that may have existed as of the acquisition date. The holdback was funded to an escrow account and therefore does not represent cash or a liability of the Company as of March 31, 2000. The holdback will be paid for such unknown liabilities or to the seller within one year from the acquisition date and was included as part of the purchase price. Additionally, the Company incurred $0.4 million in professional fees, including legal, valuation and accounting fees, related to the acquisition, which were included as part of the purchase price of the transaction.

    The Company accounted for the acquisition of Wild File using the purchase method of accounting and the impact of the acquisition was not material to the Company's consolidated financial results of operations as of the acquisition date.

    DPT: In December 1999, the Company purchased DPT, a supplier of high-performance storage solutions, including RAID controllers and storage subsystems, for $185.2 million in cash and assumed stock options valued at $51.8 million using the Black-Scholes valuation model. As part of the purchase agreement, $18.5 million of the purchase price was held back for unknown liabilities that may have existed as of the acquisition date. The holdback remains outstanding and was included in "Accrued liabilities" in the Consolidated Balance Sheet as of March 31, 2000. The holdback will be paid for such unknown liabilities or to the seller within 12 months from the acquisition date and was included as part of the purchase price. Additionally, the Company incurred $1.1 million in professional fees, including legal, valuation and accounting fees, related to the acquisition, which were included as part of the purchase price of the transaction. The Company accounted for the acquisition of DPT using the purchase method of accounting.

    The Company identified research projects in areas for which technological feasibility had not been established and no alternative future uses existed. Approximately $16.7 million of the purchase price was allocated to acquired in-process technology and written off in the third quarter of fiscal 2000. The Company acquired technology consisting of next generation RAID controllers. The value was determined by estimating the expected cash flows from the project once commercially viable, discounting the net cash flows back to their present value, and then applying a percentage of completion to the calculated value as defined below.

    NET CASH FLOWS. The net cash flows from the identified project was based on estimates of net revenues, cost of revenues, selling, marketing and administrative expenses, R&D expenses, royalty expenses and income taxes from the project. The Company believes the assumptions used in the valuation as described below were reasonable at the time of the acquisition. The R&D expenses excluded costs to bring the acquired in-process project to technological feasibility.

    NET REVENUES. The estimated net revenues were based on management projections of the acquired in-process project. The business projections were compared with and found to be in line with industry analysts' forecasts of growth in substantially all of the relevant markets. Anticipated annual net revenues from the acquired in-process technology product are expected to begin in the second half of fiscal 2002 and peak in mid-fiscal 2004. Anticipated net revenues will then begin to decline as other new products and technology are anticipated to become available and are expected to fully replace the in-process technology product in the market place by the end of fiscal 2006. These projections were based on estimates of market size and growth, expected trends in technology, and the nature and expected timing of new product introductions by the Company and its competitors.

    OPERATING EXPENSES. The estimated operating expenses used in the valuation analysis of DPT included cost of revenues, selling, marketing and administrative expenses and R&D expenses. In developing future expense estimates and evaluation of DPT's overall business model, specific product results including both historical and expected direct expense levels (as appropriate), and an assessment of general industry metrics was conducted.

    GROSS MARGINS. Projected gross margins were based on DPT's historical margins, which were in line with the Company's related products.

    SELLING, MARKETING AND ADMINISTRATIVE EXPENSES. Estimated selling, marketing and administrative expenses were consistent with DPT's historical cost structure in the first year net revenues were generated and drop in the later years to account for economies of scale as total net revenues increase.

    R&D EXPENSES. Estimated R&D expenses consist of the costs associated with activities undertaken to correct errors or keep products updated with current information (also referred to as "maintenance" R&D) after a product is available for general release to customers. These activities include routine changes and additions. The estimated maintenance R&D expense ranged from 1% to 2% of net revenues for the in-process project throughout the estimation period.

    EFFECTIVE TAX RATE. The effective tax rate utilized in the analysis of the in-process project reflects a combined historical industry average for the United States federal and state statutory income tax rates.

    ROYALTY RATE. The Company applied a royalty charge of 25% of operating income for the in-process project to attribute value for dependency on predecessor core technologies.

    DISCOUNT RATE. The cost of capital reflects the estimated time to complete and the level of risk involved. The cost of capital used in discounting the net cash flows from acquired in-process technology was 25% .

    PERCENTAGE OF COMPLETION. The percentage of completion was determined using costs incurred by DPT prior to the acquisition date compared to the remaining R&D to be completed to bring the project to technological feasibility. The Company estimated, as of the acquisition date, the project was 60% complete and the estimated costs to complete the project were approximately $7.8 million.

    The Company expects to complete the project in the fourth quarter of fiscal 2001. However, development of this project remains a significant risk to the Company due to the remaining effort to achieve technical feasibility, rapidly changing customer markets and significant competition from numerous companies. Failure to bring these products to market in a timely manner could adversely impact sales and profitability of the Company in the future. Additionally, the value of the intangible assets acquired may become impaired.

    If the Company had acquired DPT at the beginning of the periods presented, the Company's unaudited pro forma net revenues, net income (loss) and net income (loss) per share would have been as follows (in thousands except per share amounts):

Years Ended March 31,                       2000                     1999
                                            --------------           --------------
Net revenues                                $840,173                 $719,850
Net income (loss)                           $144,989                 $(74,978)
Net income (loss) per share:
         Basic                              $1.40                    $(0.68)
         Diluted                            $1.32                    $(0.68)

    CEQUADRAT: In July 1999, the Company purchased CeQuadrat, a developer of CD-R software products, for $24.0 million in cash. As part of the purchase agreement, $4.8 million of the purchase price was held back for unknown liabilities that may have existed as of the acquisition date. In the third quarter of fiscal 2000, the Company paid the holdback to an escrow account, therefore the amount does not represent cash or a liability of the Company as of March 31, 2000. The holdback will be paid for such unknown liabilities or to the seller within 12 months from the acquisition date and was included as part of the purchase price. Additionally, the

Company incurred $0.3 million in professional fees, including legal, valuation and accounting fees, related to the acquisition, which were included as part of the purchase price of the transaction.

    The Company accounted for the acquisition of CeQuadrat using the purchase method of accounting and, excluding the write off of acquired in-process technology, the impact of the acquisition was not material to the Company's consolidated financial results of operations as of the acquisition date.

    The Company identified research projects in areas for which technological feasibility had not been established and no alternative future uses existed. Approximately $3.0 million of the purchase price was allocated to acquired in-process technology and written off in the second quarter of fiscal 2000. The Company acquired technology consisting of next generation consumer-oriented CD-R software, next generation professional-oriented CD-R software and CD backup software; the amount of in-process technology allocated to each of the projects was approximately $0.6 million, $2.2 million and $0.2 million, respectively. The value for each of the projects was determined by estimating the expected cash flows from the projects once commercially viable, discounting the net cash flows back to their present value, and then applying a percentage of completion to the calculated value as defined below.

    NET CASH FLOWS. The net cash flows from the identified projects were based on estimates of net revenues, cost of revenues, selling, marketing and administrative expenses, R&D expenses, third party license fees, royalty expenses and income taxes from those projects. The Company believes the assumptions used in the valuation as described below were reasonable at the time of the acquisition. The R&D expenses excluded costs to bring acquired in-process projects to technological feasibility.

    NET REVENUES. The estimated net revenues were based on management projections of the acquired in-process projects for the next generation consumer-oriented CD-R software, next generation professional-oriented CD-R software and the CD backup software. The business projections were compared with and found to be in line with industry analysts' forecasts of growth in substantially all of the relevant markets. Anticipated net revenues from the acquired in-process technology products are expected to begin in the second half of fiscal 2000 and peak in mid-fiscal 2001. Anticipated annual net revenues will decline rapidly as new products and technology are anticipated to become available and are expected to fully replace the in-process technology products in the market place by fiscal 2002. These projections were based on estimates of market size and growth, expected trends in technology, and the nature and expected timing of new product introductions by the Company and its competitors.

    OPERATING EXPENSES. The estimated operating expenses used in the valuation analysis of CeQuadrat included cost of revenues, selling, marketing and administrative expenses, R&D expenses and third party license fees. In developing future expense estimates and evaluation of CeQuadrat's overall business model, specific product results including both historical and expected direct expense levels (as appropriate), and an assessment of general industry metrics was conducted.

    GROSS MARGINS. Projected gross margins were based on CeQuadrat's historical margins, which were in line with the Company's Software segment that acquired CeQuadrat.

    SELLING, MARKETING AND ADMINISTRATIVE EXPENSES. Estimated selling, marketing and administrative expenses were consistent with CeQuadrat's historical cost structure in the first year net revenues were generated and drop in the later years to account for economies of scale as total net revenues increase.

    R&D. Estimated R&D expenses consist of the costs associated with activities undertaken to correct errors or keep products updated with current information (also referred to as "maintenance" R&D) after a product is available for general release to customers. These activities include routine changes and additions. The estimated maintenance R&D expense was 1.5% of net revenues for the in-process technologies throughout the estimation period.

    THIRD PARTY LICENSE FEES. Estimated third party license fees consist of the costs associated with licensing third party proprietary technology for use in CeQuadrat's products. The estimated third party license fees ranged from 1% to 2% of net revenues for the in-process technologies throughout the estimation period.

    EFFECTIVE TAX RATE. The effective tax rate utilized in the analysis of the in-process technologies reflects a historical tax rate in Germany, where the majority of the anticipated future operations will take place.

    ROYALTY RATE. The Company applied a royalty charge of 30% of operating income for each in-process project to attribute value for dependency on predecessor core technologies.

    DISCOUNT RATE. The cost of capital reflects the estimated time to complete and the level of risk involved. The cost of capital used in discounting the net cash flows from acquired in-process technology was 30% for each of the acquired in-process technology projects. Higher required rates of return, which would correspond to higher risk, are partially mitigated by the Company's expertise in the CD-R market.

    PERCENTAGE OF COMPLETION. The percentage of completion for the projects was determined using costs incurred by CeQuadrat prior to the acquisition date compared to the remaining R&D to be completed to bring the projects to technological feasibility. The Company estimated, as of the acquisition date, the next generation consumer-oriented CD-R software, next generation professional-oriented CD-R software and the CD backup software projects were 82%, 69% and 82% complete, respectively, and the estimated costs to complete the projects were approximately $0.1 million in aggregate.

    All of the in-process technology projects acquired from CeQuadrat were completed during the third quarter of fiscal 2000, and estimated costs to complete the projects were in line with estimates. The next generation professional-oriented CD-R software and the CD back up software began shipping in the third quarter of fiscal 2000. The next generation consumer-oriented CD-R software will not be commercially released.

    RIDGE: During fiscal 1998, the Company invested an aggregate $5.0 million in Series A Preferred Stock, representing a then 19.9% interest in Ridge. In conjunction with this investment, Grant Saviers, former Chairman and CEO of the Company, became a director of Ridge. In December 1997, the Company wrote down its minority investment by $3.5 million to $1.5 million based on an identified impairment. In February 1998, the Company guaranteed a $6.8 million line of credit on behalf of Ridge in exchange for a warrant to purchase up to 200,000 shares of Ridge common stock. During fiscal 1998, the Company incurred $0.9 million in research and development expenditures related to consulting services provided by Ridge. In May 1998, the Company purchased Ridge for 1,241,538 shares of the Company's common stock valued at $21.2 million and assumed stock options valued at $13.1 million. The options assumed were valued using the Black-Scholes valuation model. Additionally, the Company incurred $0.8 million in professional fees, including finance, accounting, legal and appraisal fees, related to the acquisition, which were included as part of the purchase price of the transaction. In-process technology was valued at $39.4 million and was written off in the first quarter of fiscal 1999. In August 1998, the Company exited the storage subsystems business line, abandoned the in-process technology projects (these projects remained incomplete from the date of acquisition through abandonment) and wrote off the remaining unamortized goodwill of $0.6 million and an intangible asset of $1.2 million associated with Ridge. The intangible asset related to the workforce in place.

    ADI: In April 1998, the Company purchased ASIC technologies from ADI for $34.4 million in cash. The ASIC technologies purchased from ADI were to be incorporated into the mainstream removable PTS business line upon completion. Grant Saviers, former Chairman and CEO of the Company, is a director of ADI. The Company incurred $0.4 million in professional fees, including finance, accounting, legal and appraisal fees, related to the acquisition, which were included as part of the purchase price of the transaction. The in-process technology was valued at $6.1 million and was written off in the first quarter of fiscal 1999. In January 1999, the Company sold the mainstream removable PTS business line, including the in-process technologies purchased from ADI (these projects remained incomplete from the date of acquisition through their disposition) and relieved the remaining unamortized goodwill of $18.3 million and an intangible asset of $1.7 million associated with the ASIC technologies purchased from ADI. The intangible asset related to the covenant not to compete.

    RESTRUCTURING CHARGES During fiscal 1999, the Company recorded $39.9 million in restructuring charges, including $21.6 million of severance and benefits ($3.9 million in non-cash stock-based compensation charges), $13.5 million of asset write offs, and $4.8 million in other charges.

    FIRST QUARTER RESTRUCTURING PLAN: In the first quarter of fiscal 1999, in connection with management's plan to reduce costs, improve operating efficiencies and divest the satellite networking business line, the Company recorded a restructuring charge of $8.8 million. The Company continues to hold a minority interest in BroadLogic, the Company which acquired the satellite networking business line. The restructuring charge was comprised primarily of severance and benefits of $6.8 million related to the involuntary termination of approximately 550 employees, primarily in manufacturing and engineering functions, of which approximately 36% were based in the U.S. and the remainder were based in Singapore. Additionally, the Company wrote off machinery and equipment, primarily consisting of production and test equipment, with a net book value of $1.0 million that was deemed unnecessary due to the reduction in workforce. The machinery and equipment was taken out of service and disposed of during the second quarter of fiscal 1999. The Company incurred $1.0 million in legal, consulting and accounting charges, related to this restructuring.

    The Company recorded a net reduction to the fiscal 1999 first quarter restructuring provision of $1.4 million in the second quarter of fiscal 1999 and a net increase of $0.2 million in the fourth quarter of fiscal 1999. The adjustments reflect changes to the anticipated expenses as actual costs became known. As a result, severance and benefits costs were reduced by $0.6 million, and legal, accounting and consulting costs were reduced by $0.9 million. Additionally, the Company identified an additional $0.3 million of assets deemed unnecessary due to the first quarter restructuring activities.

     SECOND QUARTER RESTRUCTURING PLAN: In the second quarter of fiscal 1999, the Company recorded a restructuring charge of $26.0 million. This charge was a direct result of management's decision to refocus the business and divest certain unprofitable business activities including storage subsystems (primarily those business activities purchased in connection with the Ridge transaction), fibre channel, external storage and high-end peripheral technology solutions. The Company continues to hold a minority interest in JNI and Chaparral, the companies which acquired the fibre channel and external storage business lines, respectively.

    The second quarter restructuring charge was comprised primarily of severance and benefits of $9.2 million related to the involuntary termination of approximately 300 U.S. employees, primarily in engineering functions. The Company wrote off machinery and equipment (primarily design and development equipment), furniture and fixtures, and leasehold improvements with a net book value of $4.4 million, $1.7 million and $1.5 million, respectively. The assets were taken out of service and disposed of during the second quarter of fiscal 1999. These assets were deemed unnecessary due to business divestitures and related reductions in workforce. Additionally, the Company wrote down test equipment by $0.9 million to its estimated realizable value of $2.1 million, based on its estimated sales value, and subsequently sold it in the third quarter of fiscal 1999. Also during the second quarter, the Company wrote off and scrapped inventory and other assets, including goodwill associated with the storage subsystems business line, with a net book value of $1.0 million and $2.0 million, respectively. The Company accrued for contractual obligations of $3.7 million, lease costs of $0.9 million and legal, consulting and accounting costs of $0.6 million related to the restructuring. The contractual obligations primarily related to non-cancelable purchase commitments including approximately $1.6 million of equipment (e.g., development equipment and computer equipment) and $2.1 million of prototype products. The lease costs include lease termination costs and estimated future obligations for non-cancelable lease payments for excess facilities in Northern and Southern California that were vacated due to the reduction in workforce.

    The Company recorded adjustments to the fiscal 1999 second quarter restructuring provision of $1.4 million in the fourth quarter of fiscal 1999. The adjustment relates primarily to favorable negotiations with vendors surrounding contractual obligations where the Company successfully canceled outstanding purchase orders and reduced cancellation fees for a total of $1.8 million, offset in part by additional legal, consulting and accounting charges of $0.2 million and additional lease costs of $0.4 million. Additionally, the adjustments include an increase in severance and benefits costs of $0.2 million as actual costs were higher per person than anticipated, and a $0.4 million decrease related to proceeds from the sale of previously written-off furniture and fixtures and leasehold improvements.

    FOURTH QUARTER RESTRUCTURING PLAN: In the fourth quarter of fiscal 1999, the Company recorded a restructuring charge of $7.8 million. This charge resulted from a reduction in the infrastructure that supported business lines divested during fiscal 1999. The restructuring charge was comprised primarily of severance and benefits of $6.0 million related to the involuntary termination of approximately 125 employees in various functions, including manufacturing, sales and administration. Most of these jobs were based in the United States. The Company wrote off and disposed of equipment (primary office equipment) with a net book value of $1.2 million deemed unnecessary due to the reduction in workforce during the fourth quarter of fiscal 1999. Additionally, the Company accrued for lease costs and legal, consulting and accounting charges related to the restructuring of $0.2 million and $0.4 million, respectively. The lease costs pertain to lease termination costs for excess facilities in Washington state that were vacated due to the reduction in workforce.

    The Company anticipates that the remaining restructuring reserve balance of $0.3 million relating to the second and fourth quarter restructuring plans will be substantially paid out by the second quarter of fiscal 2001.

    ACQUISITION RELATED CHARGES In fiscal 1998, the Company entered into an agreement to purchase all of the outstanding stock of Symbios, Inc., a wholly-owned subsidiary of Hyundai Electronics America ("HEA"). In fiscal 1999, the Company and HEA mutually agreed to terminate the agreement. The Company paid a $7.0 million termination fee and approximately $6.7 million in nonconsummation fees to HEA. Additionally, the Company incurred approximately $7.8 million in other acquisition-related charges, including legal, consulting and other costs. The Company expensed the entire $21.5 million in fees associated with this terminated acquisition in the first quarter of fiscal 1999. The charge was reflected in "Other charges" in the Consolidated Statement of Operations for the year ended March 31, 1999.

    ASSET IMPAIRMENT CHARGES The Company regularly evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. Based on these evaluations, the Company recorded non-cash impairment charges of $4.0 million and $6.7 in fiscal 1999 and 1998, respectively. The fiscal 1999 impairment charges related to approximately $1.4 million of manufacturing test equipment located in Singapore, deemed unnecessary due to non-temporary declines in production volume and the write-off of approximately $2.6 million of non-trade related receivables. As of the second quarter of fiscal 1999, net revenues had been declining over the previous four quarters. Further, the Company was divesting business lines and did not believe that production volumes would return to levels necessary to fully utilize the manufacturing equipment. Accordingly, the testing equipment was taken out of service, written down to zero, and disposed in the second quarter of fiscal 1999.

    The fiscal 1998 impairment consisted of impairments of the remaining balances of goodwill for the acquisitions of Sigmax and Skipstone of $1.5 million and $1.7 million, respectively, and the write-down of the Company's minority investment in Ridge of $3.5 million. The remaining goodwill for Sigmax was written off when the Company decided to abandon this business after the R&D project fell behind and the critical market window was missed, the engineers acquired in the purchase had left the Company and the intellectual property was deemed to have no alternative use. The remaining goodwill from the acquisition of Skipstone was written off when the Company decided to abandon this business as the market for this technology was not developing at the rate required to earn a reasonable return on its investment, most of the engineers acquired in the purchase had left the Company and the intellectual property had no alternative use. The impairment and write down of the Ridge minority investment was a result of delays in the Ridge product. Ridge was not able to bring the Ridge product under development to market in a timely manner, which management believed resulted in permanent impairment of the value of the Company's underlying investment in Ridge.

    OTHER CHARGES In fiscal 1999, the Company recorded executive termination costs of $3.4 million relating to three executives whose employment was terminated during the fiscal year. The costs consisted of $1.9 million in severance and benefit payments and $1.5 million in non-cash stock compensation charges resulting from an amendment to one of the executives option agreements. The severance and benefits were paid to two of the executives upon their termination and the third executive's severance and benefits is being paid over a two-year term which commenced in the second quarter of fiscal 1999. The option agreements for one of the terminated executives were amended to allow the vesting of the options to continue for two years subsequent to the date of termination of employment.

    INTEREST AND OTHER INCOME The Company's fiscal 2000 interest and other income was $47.1 million, compared to $35.1 million and $32.9 million in fiscal 1999 and 1998, respectively. The increase in interest and other income from year to year is primarily related to the components of other income. Fiscal 2000 other income included the gain on the sale of land of $3.5 million, and the gain on the receipt of warrants to purchase JNI common stock and Chaparral common stock of $11.3 million. Fiscal 1999 other income represented the gain on the sale of land of $1.6 million. The Company's fiscal 1998 interest and other income represented only interest earned on investments.

    INTEREST EXPENSE The Company's fiscal 2000 interest expense was $11.6 million compared to $12.1 million and $12.4 million in fiscal 1999 and 1998, respectively. Interest expense is primarily related to the 4 3/4% Convertible Subordinated Notes. During fiscal 2000, a noteholder converted $0.2 million of 4 3/4% Convertible Subordinated Notes into 3,871 shares of the Company's common stock.

    GAIN ON THE SALE OF PTS The Company sold the high-end PTS business line to TI in November 1998 for $8.5 million in cash. These assets included manufacturing and test equipment with a net book value of $3.8 million and inventory with a carrying value of $0.3 million. The unamortized goodwill of $4.2 million associated with the acquisition of WD was written off against the sale proceeds from TI. Additionally, the Company incurred legal, accounting and consulting costs of $0.2 million. The Company did not recognize a gain or loss on this transaction.

    The Company sold the mainstream removable PTS business line to ST in January 1999 for $72.1 million in cash and $3.3 million in cost reimbursements. The assets sold included manufacturing and test equipment with a net book value of $5.5 million and inventory with a carrying value of $2.3 million. The unamortized goodwill of $18.3 million and an intangible asset of $1.7 million associated with the purchase of ASIC technologies from ADI and certain other intangible assets of $1.6 million were written off against the sale proceeds from ST. Additionally, the Company incurred severance and benefit costs of $12.0 million and legal, accounting and consulting costs of $2.5 million. The Company recorded a gain of $10.0 million (net of taxes of $21.5 million) on this transaction in the fourth quarter of fiscal 1999.

    INCOME TAXES The Company's effective tax rate for fiscal 2000 was 31% compared to 164% and 26% for fiscal 1999 and 1998, respectively. The difference between the Company's effective tax rate and the U.S. federal statutory tax rate of 35% is primarily attributable to income earned in Singapore where the Company is subject to a significantly lower effective tax rate, resulting from a tax holiday relating to certain of its products. The terms of the tax holiday provide that profits derived from certain products will be exempt from tax through fiscal 2005, subject to certain conditions. As of March 31, 2000, the Company has not accrued income taxes on $570 million of accumulated undistributed earnings of it Singapore subsidiary, as these earnings will be reinvested indefinitely.

    The difference between the Company's effective tax rate and the U.S. federal statutory tax rate is also attributable to the write-off of acquired in-process technology and goodwill amortization in excess of amounts deductible for tax purposes and the gain on the sale of PTS.

    The Company's tax related liabilities were $100.7 million and $65.8 million as of March 31, 2000 and 1999, respectively. Fluctuations in the tax relate liability account are a function of the current tax provisions and the timing of tax payments. Tax related liabilities are primarily comprised of income, withholding and transfer taxes accrued by the Company in the taxing jurisdictions in which it operates around the world, including, but not limited to, the United States, Singapore, Japan, Germany and Belgium. The amount of the liability is based on management's evaluation of its tax exposures in light of the complicated nature of the business transactions entered into by the Company in a global business environment.

    CHANGE IN ACCOUNTING POLICY On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board issued EITF No. 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project that Combines Business Process Reengineering and Information Technology Transformation." EITF No. 97-13 requires that business process reengineering costs incurred in connection with an overall information technology transformation project be expensed as incurred. The transition provisions of EITF No. 97-13 require that companies that had previously capitalized such business process reengineering costs charge off any unamortized amounts as a cumulative effect of a change in accounting principle. In fiscal 1998, the cumulative effect of the change to the Company was to decrease net income by $9.0 million (net of tax benefit of $3.0 million).

LIQUIDITY AND CAPITAL RESOURCES

    OPERATING ACTIVITIES Net cash provided by operating activities during fiscal 2000 was $278.9 million. Operating cash was generated primarily from net income of $170.8 million, adjusted for non-cash items, including the write-off of acquired in-process technology of $20.1 million, depreciation and amortization expense of $56.5 million and changes in net assets and liabilities of $19.3 million. Additionally, the Company recorded an income tax benefit from employee stock transactions of $28.3 million.

    Net cash provided by operating activities during fiscal 1999 was $207.7 million. Operating cash was generated primarily from the Company's fiscal 1999 net loss of $13.3 million, adjusted for non-cash items including the write-off of acquired in-process technology of $45.5 million, non-cash charges associated with restructuring and other charges of $22.9 million and depreciation and amortization expense of $50.2 million. Additionally, the Company realized a decrease in its accounts receivable balance from the prior year of $68.1 million and an increase in its accrued liabilities from the prior year of $36.2 million, resulting in additional operating cash of $104.3 million.

    Net cash provided by operating activities during fiscal 1998 was $245.1 million. Operating cash was generated primarily from net income of $172.9 million which was adjusted for non-cash items, including depreciation and amortization expense of $42.9 million. Additionally, the Company recorded an income tax benefit from employee stock transactions of $12.4 million.

    INVESTING ACTIVITIES Net cash used for investing activities during fiscal 2000 was $154.5 million. During fiscal 2000, the Company purchased certain net assets in connection with the acquisitions of CeQuadrat, DPT and Wild File of $195.0 million (net of cash acquired). The purchases were partially offset by cash inflows related to proceeds from sales and maturities of marketable securities, net of reinvestments of $41.9 million.

    Net cash provided by investing activities during fiscal 1999 was $55.4 million. During fiscal 1999, the Company received $76.0 million in net proceeds from the sale of PTS and $43.9 million of proceeds from sales and maturities of marketable securities (net of reinvestments). The proceeds were offset in part by the purchase of certain net assets in connection with the acquisitions of Ridge and ASIC technologies from ADI of $34.1 million (net of cash acquired) and the purchase of property and equipment of $30.3 million.

    Net cash used for investing activities during fiscal 1998 was $346.1 million. During fiscal 1998, the Company reinvested $239.8 million of cash into marketable securities. The Company also continued to make various building and leasehold improvements to its facilities and invest in equipment for product development and manufacturing to support current and future business requirements. Purchases of property and equipment of $97.7 million during fiscal 1998 included $11.3 million for land located in California.

    FINANCING ACTIVITIES Net cash used for financing activities during fiscal 2000 was $261.5 million. During fiscal 2000, the Company repurchased 11,442,000 shares of its common stock for $396.7 million, of which $19.1 million was accrued as of March 31, 2000 and paid on April 1, 2000. The repurchases were partially offset by proceeds received from the issuance of common stock to employees through its stock option and employee stock purchase plans of $114.1 million

    Net cash used for financing activities during fiscal 1999 was $172.7 million. During fiscal 1999, the Company repurchased 12,931,000 shares of its common stock for $200.2 million. The repurchases were partially offset by proceeds received from the issuance of common stock to employees through its stock option and employee stock purchase plans of $33.1 million.

    Net cash provided by financing activities during fiscal 1998 was $10.1 million. During fiscal 1998, the Company received proceeds from the issuance of common stock to employees through its stock option and employee stock purchase plans of $38.9 million. The proceeds were primarily offset by debt payments of $21.0 million.

    STOCK REPURCHASES In fiscal 2000, the Company repurchased 11,442,000 shares of its common stock at an average price of $34.67 for a total of $396.7 million, of which $19.1 million was accrued at March 31, 2000 and paid on April 1, 2000. In fiscal 1999, the Company repurchased 12,931,000 shares of its common stock at an average price of $15.48 for a total cash outlay of $200.2 million. In fiscal 1998, the Company repurchased 350,000 shares of its common stock at an average price of $22.19 for a total cash outlay of $7.8 million. In February 2000, the Company's Board of Directors authorized the Company to repurchase an additional $200.0 million of its common stock in the open market. As of March 31, 2000 $111.6 million remained authorized for stock buy back under this program.

    LINES OF CREDIT During fiscal 2000, the Company terminated a $10.0 million line of credit it assumed in conjunction with the acquisition of DPT. Additionally, the Company renewed its existing $60.0 million line of credit and increased the credit limit to $80.0 million. The renewed line of credit expires in March 2001.

    LIQUIDITY As of March 31, 2000, the Company's principal sources of liquidity consist of $662.7 million of cash, cash equivalents and marketable securities and an unsecured $80.0 million revolving line of credit, under which there were no outstanding borrowings as of March 31, 2000. The Company believes existing working capital, together with expected cash flows from operations and available sources of bank, equity and equipment financing, will be sufficient to support its operations through fiscal 2001.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires recognition of all derivatives as assets or liabilities and measurement of those instruments at fair value. In June 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," which deferred the required date of adoption of SFAS No. 133 for one year, to fiscal years beginning after June 15, 2000. The Company will adopt this statement in its first quarter of fiscal 2002, and is in the process of determining the impact that adoption will have on its consolidated financial statements.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on applying accounting principles generally accepted in the United States to revenue recognition in financial statements. The impact of SAB No. 101 was not material to the Company's operating results.

    In March 2000, the EITF of the Financial Accounting Standards Board issued EITF No. 00-7, "Application of EITF Issue No. 96-13, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, to Equity Derivative Transactions That Contain Certain Provisions That Require Cash Settlement If Certain Events Occur." EITF No. 96-13 established the accounting standards for equity derivative contracts indexed to and potentially settled in a company's own stock. It did not address embedded settlement features which are contingent on events which are unlikely to occur. EITF No. 00-7 addresses embedded settlement features and states that contracts which could require cash payment cannot be accounted for as equity of the issuer. EITF No. 00-7 is effective for new contracts entered into on or after March 17, 2000. For contracts executed prior to March 17, 2000, EITF No. 00-7 takes effect on December 31, 2000. The Company is currently assessing the impact of EITF No. 00-7 on its consolidated financial statements.

    In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 ("FIN No. 44") "Accounting for Certain Transactions involving Stock Compensation," an interpretation of APB No. 25. FIN No. 44 clarifies the application of APB No. 25 for (a) the definition of employee for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN No. 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or

January 12, 2000. The Company believes the impact of FIN No. 44 will not have a material effect on its financial position or results of operations.

MARKET RISK DISCLOSURE

   As of March 31, 2000, the Company's investment portfolio consisted of available-for-sale securities, excluding those classified as cash equivalents, of $482.2 million (See "Note 2. Marketable Securities" of the Notes to Consolidated Financial Statements for further information). These securities include both fixed income and equity securities.

    The fixed income securities are subject to interest rate risk and will decline in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% of levels as of March 31, 2000, the decline in the fair value of the portfolio would not be material to the Company's financial position.

    The equity securities are subject to equity price risk. The Company has not attempted to reduce or eliminate its market exposure on the equity securities. The realization of the unrealized gains on its equity securities is dependent on the market value for the securities, which is subject to fluctuation and the Company's ability to sell the securities under its current limitations. There can be no assurance if and when the unrealized gains will be realized. For each 10% decline in market value of its available-for-sale equity securities from March 31, 2000, the Company's marketable securities would decline in value by $10.0 million.

    The Company's long-term debt bears interest at a fixed rate. Accordingly, an immediate 10% change in interest rates would not affect the Company's long-term debt or on the Company's results of operations.

    As of March 31, 2000, the Company had outstanding put warrants that could obligate the Company to buy back 2.0 million shares of its common stock at strike prices ranging from $39 to $47 per share at certain dates. The settlement terms on the put warrants include physical settlement, cash settlement or net-share settlement at the option of the Company and expire during the first half of fiscal 2001. The put warrants were priced based on the market value of the Company's common stock at the date of issuance. The Company's obligation increases as the market value of its common stock declines. At March 31, 2000, the market value of the Company's common stock was $38.625, which is less than the price of the warrants, representing at $8.8 million obligation at that date. For each $1 decline in market value of the Company's common stock below the market value of the Company's common stock at March 31, 2000, the potential obligation of the Company would increase by $2.0 million. In June 2000, the Company physically settled two of the equity contracts whereby the Company repurchased 1.0 million shares of its common stock at average prices of $40 and $42.

    In addition to the put warrants, at March 31, 2000, the Company had outstanding call warrants that would allow the Company to repurchase 1.0 million shares of its common stock at strike prices ranging from $42 to $45 per share at certain dates. The Company has no obligation relative to the call warrants.

    On occasion, the Company enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies. The Company does not use derivative financial instruments for trading or speculative purposes. Forward exchange contracts are denominated in the same currency as the underlying transaction (primarily Singapore dollars) and the terms of the forward foreign exchange contracts generally match the terms of the underlying transactions. The effect of an immediate 10% change in exchange rates on the forward exchange contracts would not affect the Company's financial position or results of operations, as there were no forward exchange contracts outstanding as of March 31, 2000 and 1999.

YEAR 2000

    The inability of computers, software and other equipment utilizing microprocessors to recognize and properly process data fields containing a 2-digit year is commonly referred to as the Year 2000 Compliance issue. As with many other companies, the Year 2000 Compliance issue presented risks for the Company. The Company uses a significant number of computer software programs and operating systems and there are areas in which the Year 2000 Compliance issue could have negatively impacted the Company and its operations. However, the Company did not experience any significant interruption of computer systems during the critical transition from the year 1999 to 2000.

    The Company defined its critical suppliers and communicated with them to determine their Year 2000 Compliance readiness and the extent to which the Company was vulnerable to any third party Year 2000 issues. The Company is unaware of any significant problems encountered by its critical suppliers related to the Year 2000 Compliance issue and the Company did not experience any disruptions in its operations.

    The majority of the Company's products are not date sensitive, however, for those products that are date sensitive, the Company, as a standard part of its product development cycle, has procedures, tests, and methodologies in place to ensure its products were Year 2000 Compliant. As a result, the Company did not encounter any significant problems with the functionality of its products offerings related to Year 2000.

RISK FACTORS

    This annual report may contain forward-looking statements regarding future events or the future performance of the Company. Actual events or results could, of course, differ materially. Various factors could adversely affect its results of operations in the future including its dependence on the high-performance computer, server and software markets, changes in product mix, competitive pricing pressures, changes in technological standards, dependence on wafer suppliers and other subcontractors, changes in product costs, certain risks associated with acquisitions of other companies or businesses that the Company may make from time to time or derivative financial investments, issues related to distributors, dependence on key personnel, risks associated with international operations, risks associated with implementation and utilization of new systems, and risks associated with intellectual property or general economic downturns. For a more complete discussion of these factors, please refer to the Business section of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2000, and the Company's other public filings.